As Filed with the Securities and Exchange Commission on March 9, 2007
Registration No. 333-140326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BB&T CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	6060	56-0939887
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Patricia Oliver, Esq.
Executive Vice President, General Counsel,
Secretary and Chief Corporate Governance Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
Phone: (336) 733-2000
Fax: (336) 733-2189
(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of
all communications to:

J. Richard Hazlett, Esq.	Paul M. Aguggia, Esq.
D. Burt Arrington, Esq.	Victor L. Cangelosi, Esq.
Helms Mulliss & Wicker, PLLC	Muldoon Murphy & Aguggia LLP
201 North Tryon Street	5101 Wisconsin Avenue, NW
Charlotte, NC 28202	Washington, DC 20016
Phone: (704) 343-2000	Phone: (202) 362-0840
Fax: (704) 343-2300	Fax: (202) 966-9409

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each Class	Amount to be	offering price	aggregate offering	Amount of
of Securities to be Registered	Registered	per unit	price(2)	registration fee
Common Stock, par value $5.00 per share	9,423,000	(1)	$389,642,000	$41,692(3)

(1)	Not applicable.

(2)	Computed in accordance with Rule 457(f) based on the average high ($16.04) and low ($15.80) sales price of the common stock of Coastal Financial Corporation on January 29, 2007 as reported on the NASDAQ Capital Market. Solely for the purposes of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate value of the estimated maximum number of shares of Coastal Financial common stock that may be exchanged in connection with the merger.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED MARCH 9, 2007

[Coastal Financial LOGO]

2619 Oak Street
Myrtle Beach, South Carolina 29577
Telephone: (843) 205-2000
Facsimile: (843) 205-2475

To the Shareholders of Coastal Financial Corporation:

The Board of Directors of Coastal Financial Corporation has unanimously approved a merger agreement between Coastal Financial and BB&T Corporation. In the merger, you will receive .385 of a share of BB&T common stock for each share of Coastal Financial common stock that you own plus cash instead of any fractional shares.

BB&T common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “BBT.” On December 20, 2006, the last full NYSE trading day before public announcement of the merger, the closing price of BB&T common stock was $44.27. On [          ], 2007, the latest practicable date prior to the printing of this document, the closing price of BB&T common stock was $[     ].  Based on the .385 exchange ratio, the closing price of BB&T common stock on December 20, 2006, and the number of fully diluted shares of Coastal Financial common stock outstanding on that date, the implied dollar value of the BB&T merger consideration was approximately $17.04 per share of Coastal Financial common stock, and the implied transaction value was approximately $394.6 million. BB&T expects to issue approximately 8.4 million shares of common stock in the merger (excluding any shares of BB&T common stock that may be issued as a result of the exercise of Coastal Financial stock options prior to the merger), which will represent approximately 1.5% of the outstanding BB&T common stock following completion of the merger.

The price of BB&T common stock will fluctuate prior to completion of the merger. Coastal Financial shareholders do not have the right to seek an appraisal of the value of their Coastal Financial shares in the merger.

We expect the merger to generally be tax-free with respect to the BB&T common stock you receive and taxable with respect to cash you receive for fractional shares.

At the special meeting you will consider and vote on the merger agreement. The merger cannot be completed unless holders of at least a majority of the shares of Coastal Financial common stock entitled to vote approve the merger agreement.

The special meeting will be held at [          ], Eastern time, on [          , 2007] at [          ]. You are cordially invited to attend.

This proxy statement/ prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully, including “Risk Factors” beginning on page [  ] for a discussion of the risks related to the merger.

Your vote is very important.  Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If your shares are held in “street name,” you must instruct your broker to vote, or your shares will not be voted by your broker. If you fail to vote, the effect will be the same as a vote against the merger agreement.

The Coastal Financial Board of Directors has unanimously determined that the merger is advisable and in the best interests of Coastal Financial and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the Coastal Financial Board of Directors, I urge you to vote “FOR” approval and adoption of the merger agreement.

Sincerely,

Michael C. Gerald
President and Chief Executive Officer

This proxy statement/ prospectus is dated [          , 2007] and is expected to be first mailed to shareholders of Coastal Financial on or about [          , 2007].

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the merger or BB&T common stock to be issued in the merger or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of BB&T common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

ADDITIONAL INFORMATION

This proxy statement/ prospectus incorporates important business and financial information about BB&T and Coastal Financial from other documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You may obtain copies of those documents by accessing the Securities and Exchange Commission’s Internet website maintained at “http://www.sec.gov” or by requesting copies in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

BB&T Corporation	Coastal Financial Corporation
Investor Relations	Investor Services
150 South Stratford Road, Suite 300	2619 Oak Street
Winston-Salem, North Carolina 27104	Myrtle Beach, South Carolina 29577
(336) 733-3058	(843) 205-2676

If you would like to request documents, please do so by          , 2007 in order to receive them before the special meeting. If you request any documents incorporated by reference from us, we will mail them to you promptly by first class mail or similar means.

See “Where You Can Find More Information” on pages [  ].

[Coastal Financial LOGO]

2619 Oak Street
Myrtle Beach, South Carolina 29577
Telephone: (843) 205-2000
Facsimile: (843) 205-2475

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On [     ], 2007

Coastal Financial Corporation will hold its special meeting of shareholders on [          ], 2007 at [          ] Eastern time, at [     ], for the following purposes:

•	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 20, 2006, between Coastal Financial Corporation and BB&T Corporation, providing for the merger of Coastal Financial with and into BB&T. In the merger, each share of Coastal Financial common stock will be converted into the right to receive .385 of a share of BB&T common stock. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/ prospectus.

•	To approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal.

•	To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

Additional information about the proposals set forth above may be found in the accompanying proxy statement/ prospectus. Please carefully review the accompanying proxy statement/ prospectus and the merger agreement attached as Appendix A to the accompanying proxy statement/ prospectus.

Holders of shares of Coastal Financial common stock as of the close of business on [     ], 2007, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournments or postponements of the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting.

The Coastal Financial Board of Directors has unanimously determined that the merger is advisable and in the best interests of Coastal Financial and its shareholders, and has unanimously approved the merger agreement. Accordingly, on behalf of the Coastal Financial Board of Directors, I urge you to vote “FOR” approval and adoption of the merger agreement.

You are strongly urged to vote “FOR” the above proposals.  All Coastal Financial shareholders, whether or not they expect to attend the special meeting in person, are requested to complete, date, sign, and return the enclosed form of proxy in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the vote is taken by filing with Coastal Financial’s Secretary an instrument of revocation or a duly executed form of proxy bearing a later date, or by voting in person at the special meeting. Attendance at the meeting, however, will not by itself revoke a proxy.

By Order of the Board of Directors

Michael C. Gerald
President and Chief Executive Officer

Myrtle Beach, South Carolina
[          ], 2007

Regardless of the number of shares you hold, your vote is very important. Please complete, sign, date and promptly return the proxy card in the enclosed envelope so that your shares will be represented, whether or not you plan to attend the special meeting. Failure to secure a quorum on the date set for the special meeting will require an adjournment that will cause us to incur considerable additional expense.

i

ii

iii

SUMMARY

This summary highlights the material features of the proposed transaction. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See “Where You Can Find More Information” on page [     ] .

Holders of Coastal Financial Common Stock Will Receive Shares of BB&T Common Stock in the Merger (see page [  ] ).

Under the merger agreement, if the merger is completed, you will receive .385 of a share of BB&T common stock in exchange for each of your shares of Coastal Financial common stock.

No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid for any fractional share of BB&T common stock to which you would otherwise be entitled.

The table below shows the closing price of BB&T common stock, Coastal Financial common stock and the equivalent price per share of Coastal Financial common stock on December 20, 2006 (the last full NYSE and NASDAQ Capital Market (“NASDAQ”) trading day before public announcement of the merger) and on [          ], 2007 (the last practicable trading date prior to the date of this proxy statement/ prospectus). The equivalent price per share of Coastal Financial common stock is calculated by multiplying the BB&T per share closing price by the exchange ratio of .385, which is the portion of a share of BB&T common stock that Coastal Financial shareholders will receive in the merger for each share of Coastal Financial common stock that they own.

	December 20, 2006	[ ], 2007

BB&T	$44.27
Coastal Financial	$14.44
Equivalent Price Per Share of Coastal Financial Common Stock	$17.04

Because the .385 exchange ratio is fixed, but the market price of BB&T will fluctuate prior to the merger, the equivalent price per share of Coastal Financial common stock will also fluctuate prior to the merger, and you will not know the final equivalent price per share of Coastal Financial common stock when you vote upon the merger.

Set forth below is a table showing a range of prices for a share of BB&T common stock and the corresponding equivalent price per share of Coastal Financial common stock that is to be converted into BB&T common stock in the merger. The table does not reflect the fact that cash will be paid instead of fractional shares.

Closing Price Per Share	Equivalent Price Per Share of
of BB&T Common Stock	Coastal Financial Common Stock

$50.00	$19.25
49.00	18.87
48.00	18.48
47.00	18.10
46.00	17.71
45.00	17.33
44.00	16.94
43.00	16.56
42.00	16.17
41.00	15.79
40.00	15.40
39.00	15.02
38.00	14.63
37.00	14.25
36.00	13.86
35.00	13.48

BB&T common stock is traded on the NYSE under the symbol “BBT.” Coastal Financial common stock is traded on the NASDAQ under the symbol “CFCP.” We urge you to obtain information on the market value of BB&T and Coastal Financial common stock that is more recent than that provided in this proxy statement/ prospectus. You should obtain current stock price quotations from a newspaper, the Internet or your broker. The merger agreement does not include a price based-termination right or other protection against declines in the market value of BB&T common stock.

Each Coastal Financial shareholder should complete, date and sign the enclosed proxy and return it promptly in the prepaid, pre-addressed envelope provided.

Please do not send in your Coastal Financial stock certificates at this time. You will receive instructions from BB&T shortly after the merger is completed telling you how to exchange your Coastal Financial common stock certificates for merger consideration.

You Generally Will Not Be Subject to Federal Income Tax on Shares Received in the Merger (page [  ]).

For federal income tax purposes, the merger will be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). As a result, except for cash paid instead of fractional shares, you generally will not recognize any taxable gain or loss on the conversion of your shares of Coastal Financial common stock into shares of BB&T common stock in the merger. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor for assistance in understanding fully how the merger will affect you.

BB&T Expects to Continue to Pay Quarterly Dividends.

BB&T currently pays regular quarterly cash dividends of $0.42 per share of its common stock, or approximately $0.16 per equivalent share of Coastal Financial common stock, and, over the past five years, has had a dividend payout ratio typically in the range of 40% to 50% of earnings and a compound annualized dividend growth rate of 10.3%. BB&T has increased its quarterly cash dividend payments for 35 consecutive years. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T’s financial condition, earnings, regulatory limitations or other factors.

Coastal Financial’s Board of Directors Unanimously Recommends Shareholder Approval (page [  ]).

The Coastal Financial Board of Directors believes that the merger is advisable and in the best interests of Coastal Financial shareholders and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

Coastal Financial’s Board of Directors Received a Fairness Opinion from Keefe, Bruyette & Woods, Inc. (page [  ]; Appendix B).

Coastal Financial’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), has given an opinion to the Coastal Financial Board of Directors that, as of December 20, 2006 (the date the merger agreement was executed) and based on and subject to the considerations described in its opinion, the merger consideration was fair from a financial point of view to holders of shares of Coastal Financial common stock. The full text of this opinion is attached as Appendix B to this proxy statement/ prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by KBW in rendering its fairness opinion. The opinion of KBW has not been updated prior to the date of this document and does not reflect any change in circumstances after December 20, 2006. Upon completion of the merger, KBW will be entitled to a fee in the amount of 0.9% of the market value of the aggregate consideration, determined by reference to the closing price of BB&T’s common stock as of December 21, 2006, payable by BB&T to the Coastal Financial shareholders in the merger plus reimbursement of its reasonable expenses. Based on the closing price of BB&T common stock as of December 21, 2006, KBW would be entitled to a fee of approximately $3.5 million as of the closing date of the merger.

Coastal Financial Shareholders Do Not Have Dissent and Appraisal Rights (page [  ]).

Coastal Financial shareholders do not have the right to dissent from the merger and demand an appraisal of the fair value of their shares in connection with the merger.

Coastal Financial Shareholders Will Vote on the Merger Agreement at the Special Shareholders’ Meeting to be Held on [          ], 2007 (page [  ]).

Coastal Financial will hold a special shareholders’ meeting at [          ], Eastern time, on [          , 2007] at [          ]. At the meeting, you will vote on the merger agreement, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other business that properly arises.

The Companies (pages [     ]).

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000

BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial bank subsidiary, Branch Banking and Trust Company (“Branch Bank”), which has offices in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. In addition, BB&T’s operations consist of several nonbank subsidiaries, which offer financial services products. Substantially all of the loans by BB&T’s bank and nonbank subsidiaries are to businesses and individuals in these market areas. BB&T’s principal assets are all of the issued and outstanding shares of common stock of Branch Bank and its other subsidiaries. As of December 31, 2006, BB&T had consolidated total assets of $121.4  billion, consolidated net loans of $82.0 billion, consolidated deposits of $81.0 billion and consolidated shareholders’ equity of $11.7 billion.

Coastal Financial Corporation
2619 Oak Street
Myrtle Beach, South Carolina 29577
Telephone: (843) 205-2000

Coastal Financial Corporation is a unitary thrift holding company incorporated in Delaware with one wholly owned banking subsidiary, Coastal Federal Bank. Coastal Financial also owns Coastal Planners Holding Corporation, whose subsidiary, Coastal Retirement, Estate and Tax Planners, Inc., offers fee-based financial planning and tax preparation services. Coastal Financial’s primary business activities are conducted by Coastal Federal Bank. Coastal Financial and Coastal Federal Bank’s principal executive offices are located in Myrtle Beach, South Carolina. Coastal Federal Bank is a full service financial services company with 24 branches located in four counties throughout the coastal regions of South Carolina and North Carolina. Coastal Federal Bank’s primary market areas are located along the coastal regions of South Carolina and North Carolina and predominately center around the Metro regions of Myrtle Beach, South Carolina and Wilmington, North Carolina, and their surrounding counties. As of December 31, 2006, Coastal Financial had consolidated total assets of $1.66 billion, consolidated net loans of $1.09 billion, consolidated deposits of $1.06 billion and consolidated shareholders’ equity of $116.0 million.

The Merger (page [  ]).

If Coastal Financial shareholders approve the merger agreement at the special meeting, subject to the receipt of necessary regulatory approvals, Coastal Financial will merge into BB&T, with BB&T being the surviving corporation in the merger. Coastal Financial’s banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. We currently expect to complete the merger in the second quarter of 2007.

We have included the merger agreement as Appendix A to this proxy statement/ prospectus. We encourage you to read the merger agreement in full, as it is the legal document that governs the merger.

In addition, following the effective time of the merger, Coastal Federal Bank will be merged with and into Branch Bank, subject to regulatory approvals. See “Regulatory Approvals Must be Obtained for the Merger to Occur”, below.

A Vote of a Majority of the Outstanding Shares of Coastal Financial Common Stock Is Required to Approve the Merger Agreement (page [  ]).

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Coastal Financial common stock entitled to vote. If you fail to vote or abstain, it will have the effect of a vote against the merger agreement. At the record date, the directors and executive officers of Coastal Financial and their affiliates together owned approximately [     ]% of the Coastal Financial common stock entitled to vote at the meeting. At the record date, the directors and officers of BB&T, their affiliates, BB&T and its subsidiaries owned less than 1% of the outstanding shares of Coastal Financial common stock.

Brokers who hold shares of Coastal Financial common stock as nominees will not have authority to vote those shares on the merger agreement unless the beneficial owners of those shares provide voting instructions. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person. Shares that are not voted because you do not instruct your broker will have the effect of a vote against the merger agreement.

The merger does not require the approval of BB&T’s shareholders.

The Record Date Has Been Set at [          ], 2007; Coastal Financial Shareholders Will Have One Vote per Share of Coastal Financial Common Stock (page [  ]).

If you owned shares of Coastal Financial common stock at the close of business on [          ], 2007, which is the record date, you are entitled to vote on the merger agreement, the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to approve the matters being voted upon at the meeting and any other matters that properly may be considered at the meeting.

On the record date, there were [          ] shares of Coastal Financial common stock outstanding. At the meeting, you will have one vote for each share of Coastal Financial common stock that you owned on the record date.

Certain Interests of Coastal Financial Directors and Executive Officers in the Merger that Differ From Your Interests (page [  ]).

Some of Coastal Financial’s directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as Coastal Financial shareholders. In the case of some executive officers and directors of Coastal Financial, these interests exist because of rights under existing employment agreements with, and benefit and compensation plans of, Coastal Financial. Michael C. Gerald, President and Chief Executive Officer of Coastal Financial, has entered into an employment agreement with Branch Bank, a wholly owned subsidiary of BB&T, that will become effective upon completion of the merger that will provide him with compensation and rights in addition to his interests as a shareholder of Coastal Financial. The employment agreement between Mr. Gerald and Branch Bank was a condition of BB&T’s entering into the merger agreement.

Existing Employment Agreements with Coastal Financial.  Existing employment agreements between Coastal Financial and eight of its key employees, including Michael C. Gerald, President and Chief Executive Officer, Jerry L. Rexroad, Executive Vice President and Chief Financial Officer, Jimmy R. Graham, Executive Vice President, Steven J. Sherry, Executive Vice President, and Philip G. Stalvey, Executive Vice President, will be terminated upon completion of the merger. The termination of each employment agreement will obligate Coastal Financial to make certain payments to each executive, which in the aggregate are estimated to total approximately $6.8 million.

Employment/Consulting Agreement with Branch Bank.  Coastal Financial’s President and Chief Executive Officer, Michael C. Gerald, has entered into an employment/consulting agreement with Branch Bank. The employment/consulting agreement provides that Mr. Gerald will serve as an Executive Vice President of Branch Bank for a term lasting up to seven years following the completion of the merger. However, on the later of the one-year anniversary of the completion of the merger or the three-month anniversary of the completion of the merger of Coastal Federal Bank with and into Branch Bank, Mr. Gerald may elect to relinquish his position as an employee and become an independent consultant to Branch Bank. Whether Mr. Gerald remains an employee of Branch Bank or elects to become an independent consultant, the maximum term of the employment/consulting agreement will be seven years, unless the parties agree in writing to extend the term of the agreement.

For his services as an Executive Vice President, Mr. Gerald will receive a minimum annual base salary of $288,750. In addition, while Mr. Gerald is employed by Branch Bank, he will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) and employee retirement benefits on the same terms as similarly situated officers of Branch Bank.

If Mr. Gerald elects to become an independent consultant to Branch Bank, he will be paid $288,750 annually in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment/consulting agreement. As an independent consultant, Mr. Gerald will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits. Branch Bank and Mr. Gerald each will have certain rights to terminate the employment/consulting agreement and Mr. Gerald may be entitled to certain payments following termination. For a complete discussion please see page [     ].

Advisory Board.  Following completion of the merger, BB&T will ask each member of the Coastal Financial Board of Directors to serve on the BB&T local advisory board serving the region formerly served by Coastal Financial. BB&T will pay compensation to such directors for their service on the BB&T local advisory board for a period of two years after completion of the merger consistent with the existing fee structure offered by Coastal Financial to such directors. After the expiration of such two-year period, if a director continues to serve on the local advisory board, BB&T will pay compensation to such director for his service on the BB&T local advisory board consistent with BB&T’s fee policies and age limits for advisory board members.

The Coastal Financial Board of Directors was aware of these and other interests and considered them when it approved and adopted the merger agreement. The material terms and financial provisions of these arrangements are described under the heading “Certain Interests of Coastal Financial’s Directors and Officers in the Merger” on page [     ].

BB&T Will Assume Coastal Financial Stock Options (page [  ]).

When the merger is completed, outstanding options to purchase Coastal Financial common stock, whether or not then exercisable, granted to Coastal Financial employees and directors under Coastal Financial’s equity-based plans will be assumed by BB&T and become options with respect to BB&T common stock (or substitute options to acquire BB&T common stock will be granted). At its election, BB&T may substitute, as of the effective time of the merger, options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan for all or a part of the Coastal Financial stock options, subject to certain conditions provided for in the merger agreement. The number of shares subject to these options (and the exercise price thereof), will be adjusted to reflect the exchange ratio.

Regulatory Approvals Must be Obtained for the Merger to Occur (page [  ]).

The merger is subject to the approval of, or notice to, certain regulatory authorities, including the Board of Governors of the Federal Reserve (“Federal Reserve”), the South Carolina Board of Financial Institutions,

the Georgia Department of Banking and Finance and the Virginia Bureau of Financial Institutions. In addition, following the effective time of the merger, Coastal Federal Bank is expected to be merged with and into Branch Bank, subject to the approval of, or notice to, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision and the North Carolina Commissioner of Banks. Although BB&T does not know of any reason why it would not obtain regulatory approval in a timely manner, BB&T cannot be certain when such approval will be obtained or if it will be obtained.

There Are Other Conditions That Must Be Satisfied or Waived Before BB&T and Coastal Financial Are Able To Complete the Merger (page [  ]).

A number of other conditions must be met for us to complete the merger, including:

•	approval of the merger agreement by the holders of a majority of Coastal Financial’s outstanding common stock;

•	the continuing accuracy of the parties’ representations in the merger agreement;

•	compliance, in all material respects, by each party with its obligations and covenants under the merger agreement;

•	the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of BB&T common stock to be issued in the merger;

•	the approval for listing on the NYSE of the shares of BB&T common stock issuable pursuant to the merger agreement; and

•	the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits completion of the transactions contemplated by the merger agreement.

Termination of the Merger Agreement (pages [  ]).

We can mutually agree at any time to terminate the merger agreement without completing the merger. Either company also can unilaterally terminate the merger agreement if:

•	the merger is not completed by October 1, 2007;

•	the shareholders of Coastal Financial do not approve the merger;

•	any condition that must be satisfied to complete the merger cannot be satisfied or fulfilled;

•	the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement and the violation is not cured in a timely fashion; or

•	any of the required regulatory approvals are denied, and the time period for appeals and requests for reconsideration have expired.

Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

BB&T may also terminate the merger agreement if, prior to the completion of the merger, the Coastal Financial Board of Directors:

•	withdraws its recommendation or refuses to recommend, without any adverse conditions or qualifications, to the shareholders of Coastal Financial that they approve the merger agreement; or

•	recommends the approval of a competing acquisition proposal for Coastal Financial.

BB&T and Coastal Financial May Amend the Merger Agreement (page [  ]).

At any time before the effective date of the merger, BB&T and Coastal Financial can agree to amend the merger agreement in any way, unless any such amendment would violate applicable law or require resubmission of the merger agreement to Coastal Financial’s shareholders for approval. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval.

In Some Circumstances Coastal Financial May Be Required to Pay BB&T a Termination Fee (page [  ]).

Under the limited circumstances described below, Coastal Financial will be required to pay to BB&T a termination fee of $15 million.

The termination fee would be payable if the merger agreement is terminated for one of the following reasons:

•	BB&T terminates because Coastal Financial is in material breach of the merger agreement and such breach is not cured or cannot be cured;

•	BB&T terminates because prior to the Coastal Financial shareholders’ meeting, the Coastal Financial Board of Directors withdrew or disclosed its intention to withdraw or materially and adversely modify its recommendation, or refused to recommend, without any adverse conditions or qualifications, to the Coastal Financial shareholders that they vote to approve the merger agreement, or recommended to Coastal Financial shareholders that they approve an acquisition of Coastal Financial by a third party; or

•	Either Coastal Financial or BB&T terminates because the Coastal Financial shareholders did not vote to approve the merger agreement.

AND

•	Prior to such termination an acquisition proposal by a third party with respect to Coastal Financial has been commenced, publicly proposed or publicly disclosed.

AND

•	Within 18 months of termination of the merger agreement, Coastal Financial enters into an agreement or completes a transaction with another party with respect to the acquisition of Coastal Financial.

The termination fee also would be payable by Coastal Financial to BB&T IF:

•	After receiving an acquisition proposal from a third party, the Coastal Financial Board does not take action to convene the Coastal Financial shareholders’ meeting and/or recommend that Coastal Financial shareholders adopt the merger agreement.

AND

•	Within 18 months of termination of the merger agreement, Coastal Financial enters into an agreement or completes a transaction with another party with respect to the acquisition of Coastal Financial.

The termination fee, which was a condition of BB&T’s willingness to enter into the merger agreement, limits the ability of Coastal Financial to pursue competing acquisition proposals and discourages other companies from offering to acquire Coastal Financial.

BB&T to Use Purchase Accounting Treatment (page [  ]).

BB&T will account for the merger using the purchase method of accounting. Under the purchase method, BB&T will record, at fair value, the acquired assets and assumed liabilities of Coastal Financial. To the extent the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, BB&T will record goodwill. Based on a closing price of $[     ] of BB&T common stock on the NYSE on [     ], 2007, management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) if the closing occurred on such date would be approximately $[     ] million (based on the number of fully diluted shares of Coastal Financial outstanding on that date). Utilizing information as of December 31, 2006, estimated goodwill and other intangibles are currently expected to total approximately $278.6 million. BB&T will include in its consolidated results of operations the results of Coastal Financial’s operations after the merger is completed. Due to the fact that the proposed transaction is not material to BB&T, no pro forma financial information is included in this proxy statement/ prospectus, except to the extent included under “Comparative Per Share Data” on page [     ] of this proxy statement/ prospectus.

Share Price Information.

BB&T common stock is traded on the NYSE under the symbol “BBT.” On December 20, 2006, the last full NYSE trading day before public announcement of the merger, BB&T common stock closed at $44.27. On [          ], 2007, BB&T common stock closed at the end of regular trading at [$     ].  The market price of BB&T will fluctuate prior to the merger. You should obtain current stock price quotations from a newspaper, the Internet or your broker.

Coastal Financial’s common stock is publicly traded on the NASDAQ under the symbol “CFCP.” On December 20, 2006, the last full NASDAQ trading day before public announcement of the merger, Coastal Financial common stock closed at $14.44. On [          ], 2007, Coastal Financial common stock closed at [$     ].

There are Differences Between the Rights of BB&T’s and Coastal Financial’s Shareholders (page [  ]).

The rights of Coastal Financial shareholders are currently governed by Coastal Financial’s Certificate of Incorporation, Bylaws and the Delaware General Corporation Law. Following the merger, Coastal Financial shareholders will become BB&T shareholders, and their rights will be governed by BB&T’s Articles of Incorporation, Bylaws and the North Carolina Business Corporation Act. There are differences between the rights of BB&T shareholders and the rights of Coastal Financial shareholders. A discussion of the rights of BB&T and Coastal Financial shareholders is set forth in “Comparison of the Rights of BB&T Shareholders and Coastal Financial Shareholders” on page [     ].

BB&T Common Stock Issued in the Merger will be Listed on the NYSE.

BB&T will list the shares of its common stock to be issued in the merger on the NYSE.

What You Need to Do Now.

After you have carefully read this document, please vote your shares of Coastal Financial common stock by completing, signing, dating and mailing the enclosed proxy form in the return envelope provided as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals. If you do not vote or you abstain, it will have the effect of a vote against the merger proposal.

After the merger, you will have to surrender your Coastal Financial common stock certificates in order to receive new certificates representing the number of shares of common stock of BB&T or any cash you are entitled to receive in the merger. Please do not send certificates until after receipt of written instructions from BB&T following completion of the merger.

Comparative Market Prices and Dividends.

BB&T common stock is listed on the NYSE under the symbol “BBT,” and Coastal Financial common stock is listed on the NASDAQ under the symbol “CFCP.” The table below shows the high and low sales prices of BB&T common stock and Coastal Financial common stock and cash dividends paid per share for the periods indicated. The merger agreement restricts Coastal Financial’s ability to increase dividends; however, in accordance with the terms of the merger agreement, Coastal Financial paid a quarterly dividend in its first quarter of fiscal 2007 (for the period ended December 31, 2006) of $0.05 per share of Coastal Financial common stock.

	BB&T(1)			Coastal Financial(1)(2)
	High	Low	Cash Dividend(3)	High	Low	Cash Dividend(4)

Quarter Ending
March 31, 2007 (through , 2007)
Quarter Ended
December 31, 2006	$44.74	$42.48	$0.42	$16.94	$16.65	$0.050
September 30, 2006	44.54	39.87	0.42	13.64	11.55	0.050
June 30, 2006	43.46	39.09	0.38	14.12	12.23	0.045
March 31, 2006	42.85	38.24	0.38	14.50	12.55	0.045
Quarter Ended
December 31, 2005	$43.92	$37.39	$0.38	$15.20	$12.75	$0.045
September 30, 2005	43.00	38.56	0.38	11.84	10.65	0.037
June 30, 2005	40.95	37.04	0.35	11.67	10.52	0.037
March 31, 2005	42.24	37.68	0.35	14.91	10.18	0.041

(1)	BB&T’s fiscal year ends on December 31 of each year. Coastal Financial’s fiscal year ends on September 30 of each year.

(2)	Coastal Financial data has been restated for stock dividends paid.

(3)	BB&T paid cumulative cash dividends for its 2006 fiscal year in the amount of $1.60 per share and for its 2005 fiscal year in the amount of $1.46 per share.

(4)	Coastal Financial paid cumulative cash dividends for its 2006 fiscal year in the amount of $0.14 per share and for its 2005 fiscal year in the amount of $0.16 per share.

The table below shows the closing price of BB&T common stock and Coastal Financial common stock on December 20, 2006, the last full NYSE and NASDAQ trading day before public announcement of the proposed merger.

BB&T historical	$44.27
Coastal Financial historical	$14.44
Coastal Financial pro forma equivalent(1)	$17.04

(1)	Reflects the pro-forma equivalent closing price of the BB&T common stock that would be received by Coastal Financial shareholders in the merger based on an exchange ratio of .385 of a share of BB&T common stock for each share of Coastal Financial common stock.

Selected Consolidated Financial Data.

We are providing the following information to help you analyze the financial aspects of the merger. With respect to BB&T, we derived this information from BB&T’s audited financial statements for each of its fiscal years ended December 31, 2002 through December 31, 2006. With respect to Coastal Financial, we derived this information from Coastal Financial’s audited financial statements for each of its fiscal years ended September 30, 2002 through September 30, 2006, and from Coastal Financial’s unaudited financial statements at and for the three months ended December 31, 2006 and 2005. This information is only a summary. You should read this information in conjunction with BB&T’s and Coastal Financial’s historical financial statements and the related notes contained in the annual and quarterly reports and other documents that have been filed with the Securities and Exchange Commission and are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page [     ].  You should not rely on the historical information as being indicative of results expected for any future period whether with respect to BB&T and Coastal Financial individually or as a combined company.

BB&T — Historical Financial Information
(Dollars in millions, except for per share amounts)

	As of and For the Year Ended December 31,
	2006	2005	2004	2003	2002

Net interest income	$3,708	$3,525	$3,348	$3,082	$2,747
Net income	1,528	1,654	1,558	1,065	1,303
Basic earnings per share	2.84	3.02	2.82	2.09	2.75
Diluted earnings per share	2.81	3.00	2.80	2.07	2.72
Cash dividends per share	1.60	1.46	1.34	1.22	1.10
Book value per share	21.69	20.49	19.76	18.33	15.70
Total assets	121,351	109,170	100,509	90,467	80,217
Long-term debt	$15,904	$13,119	$11,420	10,808	$13,588

Coastal Financial — Historical Financial Information
(Dollars in thousands, except for per share amounts)

	As of and For the
	Three Months Ended
	December 31,		As of and For the Year Ended September 30,
	2006	2005	2006	2005	2004	2003	2002

Net interest income	$13,865	$13,276	$54,580	$48,828	$42,281	$36,216	$32,027
Net income	4,881	4,443	19,001	17,154	14,806	11,172	10,206
Basic earnings per share(1)	0.23	0.21	0.88	0.81	0.71	0.54	0.49
Diluted earnings per share(1)	0.22	0.20	0.85	0.76	0.67	0.52	0.48
Cash dividends per share(1)	0.10	0.04	0.14	0.16	0.14	0.12	0.11
Book value per share(1)	5.34	4.63	5.20	4.54	4.04	3.55	3.22
Total assets	1,660,925	1,581,054	1,659,475	1,543,459	1,305,094	1,181,209	950,796
Long-term debt	$439,234	$345,294	$404,234	$310,294	$279,471	$274,760	$159,388

(1)	Per share data has been restated to reflect stock dividends paid.

Comparative Per Share Data.

We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with the historical financial statements (and related notes) contained in the annual and quarterly reports and other documents that have been filed with the Securities and Exchange Commission. See “Where You Can Find More Information” on page [     ].

The pro forma combined information gives effect to the merger accounted for as a purchase. The pro forma calculations reflect that all Coastal Financial shareholders will receive per share stock consideration of .385 of a share of BB&T common stock for each outstanding share of Coastal Financial common stock. We assume that the merger occurred as of the beginning of the fiscal periods presented (or in the case of shareholders’ equity, as of the date specified). You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger.

At or For the
Year Ended
December 31, 2006(1)

Earnings per common share:
Basic:
BB&T historical	$2.84
Coastal Financial historical	0.88
Pro Forma combined	2.82
Coastal Financial pro forma equivalent of one Coastal Financial common share	1.09
Diluted:
BB&T historical	2.81
Coastal Financial historical	0.85
Pro Forma combined	2.79
Coastal Financial pro forma equivalent of one Coastal Financial common share	1.07
Cash dividends paid per common share(2):
BB&T historical	1.60
Coastal Financial historical	0.14
Pro Forma combined	1.60
Coastal Financial pro forma equivalent of one Coastal Financial common share	0.62
Shareholders’ equity per common share:
BB&T historical	21.69
Coastal Financial historical	5.20
Pro Forma combined	22.07
Coastal Financial pro forma equivalent of one Coastal Financial common share	$8.50

(1)	Since Coastal Financial has a September 30 fiscal year end and BB&T has a December 31 fiscal year end, Coastal Financial’s historical data at or for the year ended December 31, 2006 is for Coastal Financial’s fiscal year ended September 30, 2006.

(2)	The pro forma combined information incorporates historical dividends of BB&T because BB&T currently has no intention of changing its dividend policy as a result of the merger. The merger agreement permits Coastal Financial to pay quarterly cash dividends in an amount not to exceed the per share amount declared in its most recent regular quarterly cash dividend prior to the date of the merger agreement, which was $0.05 per share.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should carefully consider the matters described below in determining whether to approve the merger agreement. Please also refer to the additional risk factors identified in “A Warning About Forward-Looking Information” on page [     ] and in the periodic reports and other documents of BB&T and Coastal Financial incorporated by reference into this document and listed in “Where You Can Find More Information” on page [     ].

Because the Market Price of BB&T Common Stock May Fluctuate, You Cannot be Sure of the Market Value of the BB&T Common Stock that You Will Receive in the Merger.

You will receive .385 of a share of BB&T common stock for each share of Coastal Financial common stock if the merger is completed. The merger agreement does not provide for any adjustment to the exchange ratio for changes in the stock price of either of Coastal Financial’s or BB&T’s stock. Changes in the price of BB&T common stock from the date of the merger agreement, from the date of this proxy statement/prospectus and from the date of the special meeting will affect the value of the merger consideration that you receive in the merger. On December 20, 2006, the day before the merger was announced, the per share closing price for BB&T common stock on the New York Stock Exchange was $44.27, or an equivalent price per share of Coastal Financial common stock of $17.04. On [          ], 2007, the most recent practicable date before the mailing of this proxy statement/prospectus, the closing price was [$     ], or an equivalent price per share of Coastal Financial common stock of [$     ].  BB&T’s common stock price may increase or decrease before and after the merger due to a variety of factors, including, without limitation, general market and economic conditions, changes in BB&T’s businesses, operations and prospects and regulatory considerations. Many of these factors are beyond BB&T’s control.

Coastal Financial’s Executive Officers and Directors Have Interests in the Merger in Addition to or Different from Your Interests as a Coastal Financial Shareholder.

Coastal Financial’s board of directors directed the negotiation of the merger agreement with BB&T, approved the merger agreement and is recommending that Coastal Financial shareholders vote for the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that certain of Coastal Financial’s executive officers and directors have economic interests in the merger in addition to the interests that they share with you as a Coastal Financial shareholder. As described in detail under the heading “The Merger — Certain Interests of Coastal Financial’s Directors and Officers in the Merger” on page [     ], there are substantial financial interests to be conveyed to certain executive officers of Coastal Financial under the terms of certain existing employment agreements. In addition, as a condition to BB&T’s willingness to enter into the merger agreement, Michael C. Gerald, Coastal Financial’s President and Chief Executive Officer, has entered into an employment agreement with Branch Bank to be effective following the merger. Each director of Coastal Financial is expected to serve on a Branch Bank local advisory board following the merger and will receive compensation for the two years following the effective time of the merger for such service equal to the compensation they have received from their service on the Coastal Financial board of directors. See “The Merger — Certain Interests of Coastal Financial’s Directors and Officers in the Merger — Advisory Boards.”

The Fairness Opinion Obtained by Coastal Financial From its Financial Advisor Will not Reflect Changes in Circumstances Prior to the Merger.

Keefe, Bruyette & Woods, Inc., the financial advisor to Coastal Financial, has delivered a “fairness opinion” to the Board of Directors of Coastal Financial. The opinion states that as of December 20, 2006, and subject to the limitations and qualifications set forth in the opinion, the exchange ratio in the merger is fair from a financial point of view to Coastal Financial’s shareholders. The opinion does not reflect changes that may occur or may have occurred after December 20, 2006, including changes to the operations and prospects of Coastal Financial or BB&T, changes in general market and economic conditions or other factors. Because Coastal Financial does not plan to ask KBW to update its opinion, the December 20, 2006 opinion may not accurately address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.

Coastal Financial’s Shareholders Will Not Control BB&T’s Future Operations.

Following the merger, Coastal Financial shareholders in the aggregate will become the owners of approximately 1.5% of the outstanding shares of BB&T common stock. Accordingly, former Coastal Financial shareholders will not have a significant impact on the election of directors or on whether future BB&T proposals to its shareholders are approved or rejected.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

BB&T and Coastal Financial have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the managements of BB&T and Coastal Financial and on information currently available to them or, in the case of information that appears under the heading “The Merger — Background of and Reasons for the Merger” on page [     ], information that was available to the managements of BB&T and Coastal Financial as of the date of the merger agreement, and should be read in conjunction with the notices about forward-looking statements made by BB&T and Coastal Financial in their reports filed under the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or Coastal Financial set forth under “Summary” and “The Merger — Background of and Reasons for the Merger” and statements preceded by, followed by or that include the words “believes,” “expects,” “assumes,” “indicates,” “anticipates,” “intends,” “plans,” “projects,” “estimates” or other similar expressions. See “Where You Can Find More Information” on page [     ].

BB&T and Coastal Financial have made statements in this document and in other documents to which this document refers regarding expected cost savings from the merger, estimated merger or restructuring charges, estimated increases in Coastal Financial’s fee income ratio and net interest margin, the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods. With respect to estimated cost savings and merger or restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and Coastal Financial, the amount of general and administrative expense consolidation, costs relating to converting Coastal Financial’s bank operations and data processing to BB&T’s systems, the size of anticipated reductions in fixed labor costs, the amount of severance expense, the extent of the charges that may be necessary to align the companies’ respective accounting policies and the costs related to the merger. The realization of cost savings and the amount of merger or restructuring charges are subject to the risk that the foregoing assumptions are inaccurate and actual results may be materially different from those expressed or implied by the forward-looking statements. Any statements in this document about the anticipated accretive effect of the merger and BB&T’s anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities:

•	expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time frame;

•	deposit attrition, customer loss or revenue loss following proposed merger may be greater than expected;

•	competitive pressure among depository and other financial institutions, especially those targeted at Coastal Financial’s customers, may increase significantly;

•	costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including Coastal Financial, may be greater than expected;

•	changes in the interest rate environment may reduce margins;

•	general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and Coastal Financial are engaged;

•	local, state or federal taxing authorities may take tax positions that are adverse to BB&T;

•	adverse changes may occur in the securities markets; and

•	competitors of BB&T and Coastal Financial may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and Coastal Financial.

Management of each of BB&T and Coastal Financial believes the forward-looking statements about its company in this document are reasonable; however, shareholders of Coastal Financial should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stock valuations of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T’s and Coastal Financial’s ability to control or predict.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or Coastal Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor Coastal Financial undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SPECIAL SHAREHOLDERS’ MEETING

General

This proxy statement/ prospectus is being furnished to you in connection with the solicitation of proxies by the Coastal Financial Board of Directors from holders of Coastal Financial common stock, for use at the special meeting of shareholders to be held at [          ] on [          ], 2007 at [          ], Eastern time, and at any adjournments or postponements of the special meeting. At the special meeting of shareholders, holders of Coastal Financial common stock will be asked to vote upon the following proposals:

•	approval and adoption of the Agreement and Plan of Merger, dated December 20, 2006, between BB&T and Coastal Financial pursuant to which Coastal Financial would merge with and into BB&T. In this proxy statement/ prospectus, we refer to the Agreement and Plan of Merger as the “merger agreement.” A copy of the merger agreement is attached hereto as Appendix A;

•	approval of the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the above proposal; and

•	such other matters as may properly come before the special meeting.

Proxies may be voted on other matters that may properly come before the special meeting, if any, at the discretion of the proxy holders. The Coastal Financial Board of Directors knows of no such other matters except those incidental to the conduct of the special meeting.

Who Can Vote at the Special Meeting

The Coastal Financial Board of Directors has fixed the close of business (5:00 p.m., Eastern Standard Time) on [          ], 2007 as the record date for determining the holders of Coastal Financial common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Coastal Financial common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.

On the record date, there were [          ] shares of Coastal Financial common stock issued and outstanding and entitled to vote at the special meeting, held by approximately [          ] holders of record. Holders of record of Coastal Financial common stock are entitled to one vote per share on any matter which may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy.

The presence at the special meeting, either in person or by proxy, of the holders of a majority of the outstanding Coastal Financial common stock entitled to vote, is necessary to constitute a quorum in order to transact business at the special meeting. However, in the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed in order to solicit additional proxies.

Attending the Special Meeting

If you are a beneficial owner of Coastal Financial common stock held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership.

Vote Required

The presence, in person or by properly executed proxy, of a majority of the Coastal Financial common stock entitled to vote is necessary to constitute a quorum at the special meeting. All votes “for” or “against,” as well as all abstentions, will be counted for the purpose of determining whether a quorum is present. Brokers who hold shares of Coastal Financial common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners of those shares. Any shares which are not voted because the nominee-broker lacks such discretionary authority (“broker non-votes”) will nevertheless be counted for the purpose of determining whether a quorum is present.

Approval and adoption of the merger agreement will require the affirmative vote of holders of a majority of the shares of Coastal Financial common stock entitled to vote on the record date. In determining whether the proposal to approve and adopt the merger agreement has received the requisite number of affirmative votes, broker non-votes and abstentions will have the same effect as a vote against the proposal.

Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, and action on any other matter that is properly presented at the special meeting for consideration of the shareholders require the affirmative vote of a majority of the votes cast at the special meeting. Because the required vote is based on the affirmative vote of a majority of the votes cast, failures to vote, abstentions and broker non-votes will not be treated as votes cast and, therefore, will have no effect on either the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, or any other matter that is properly presented. The Coastal Financial Board of Directors is not aware of any other business to be presented at the special meeting other than as described above and other than matters incidental to the conduct of the special meeting.

As noted above, failures to vote, abstentions and broker non-votes will have the same effect as votes against the merger agreement. Accordingly, the Coastal Financial Board of Directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope or to otherwise vote your shares in another approved manner.

You should not return your stock certificates with your proxy cards. The procedure for surrendering your stock certificates is described under “The Merger — Exchange of Coastal Financial Stock Certificates” on page [     ].

As of the record date, Coastal Financial’s directors and executive officers and their affiliates may be deemed to be the beneficial owners of approximately [     ]% of the outstanding shares of Coastal Financial common stock (not including shares that may be acquired upon the exercise of stock options). As of the record date, the directors and officers of BB&T, their affiliates, BB&T and its subsidiaries owned less than 1% of the outstanding shares of Coastal Financial common stock. Coastal Financial expects that its directors and executive officers who are able to vote their shares in favor of the merger agreement will do so, although none of them has entered into any agreements obligating them to vote their shares in favor of the merger agreement.

How to Vote in Person

If your shares are registered directly in your name, you are considered the shareholder of record, and you may vote in person at the special meeting. If you want to vote your shares of Coastal Financial common stock held in street name in person at the special meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares. The grant of a proxy on the enclosed proxy card does not preclude a shareholder from voting in person.

How to Vote by Proxy

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the special meeting. If you are a shareholder of record, you may vote as described below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card. For shares of Coastal Financial common stock held beneficially in street name, please review the voting instruction card provided by your bank or brokerage firm.

Shareholders of record of Coastal Financial common stock may submit proxies by completing, signing and dating the enclosed proxy card and mailing them in the accompanying pre-addressed envelopes. Coastal Financial’s shareholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided by their bank or brokerage firm and mailing them in the accompanying pre-addressed envelopes.

How Proxies Work

Shares represented by properly submitted proxies received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies unless the proxies are revoked as described below. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than as described in this proxy statement/ prospectus will be brought before the special meeting.

How to Revoke a Proxy

You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	prior to the special meeting, delivering a written notice of revocation bearing a later date or time than the proxy to 2619 Oak Street, Myrtle Beach, South Carolina 29577, Attention: Corporate Secretary; or

•	prior to the special meeting, submitting another proxy by mail or by hand delivery that is later dated and that is properly signed, dated and completed.

Attendance at the special meeting will not by itself constitute revocation of a proxy; you must specifically revoke as described above.

Solicitation of Proxies

BB&T and Coastal Financial will each pay 50% of the cost of printing this proxy statement/ prospectus, and Coastal Financial will pay all other costs of soliciting proxies from record and beneficial owners of Coastal Financial common stock. Directors, officers and other employees of Coastal Financial or its subsidiaries may solicit proxies personally, by telephone, by facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Coastal Financial has hired Georgeson Shareholder Services, a proxy solicitation firm, to assist in soliciting proxies for a fee of $7,500 plus $4.75 per call made or received by the firm and reimbursement of reasonable expenses. Coastal Financial will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and Coastal Financial will reimburse these record holders for their reasonable out-of-pocket expenses.

If Coastal Financial’s shareholders vote to adjourn the special meeting, if necessary, to solicit additional proxies, the special meeting may be adjourned without notice, other than by an announcement made at the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Coastal Financial shareholders who have already sent in their proxies to revoke them at any time prior to their use.

Recommendation of the Coastal Financial Board of Directors

The Coastal Financial Board of Directors has unanimously approved the merger agreement and believes that the proposed transaction is advisable and in the best interests of Coastal Financial and its shareholders. The Coastal Financial Board of Directors unanimously recommends that Coastal Financial’s shareholders vote “FOR” approval of the merger agreement. See “The Merger — Background of and Reasons for the Merger” on page [     ].  Members of Coastal Financial’s Board of Directors will receive benefits from the merger that are in addition to those received by other Coastal Financial shareholders. These benefits are described in the “Certain Interests of Coastal Financial’s Directors and Officers in the Merger” section beginning on page [     ].

THE MERGER

The following information describes the material aspects of the merger. This description does not purport to be complete, and is qualified in its entirety by reference to the appendices to this proxy statement/ prospectus, including the merger agreement, which is attached to this proxy statement/ prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

The merger agreement provides for the merger of Coastal Financial into BB&T, with BB&T being the surviving corporation in the merger. Coastal Financial is a Delaware corporation which is governed by the Delaware General Corporation Law (“DGCL”), Coastal Financial’s Certificate of Incorporation and Coastal Financial’s Bylaws. BB&T is a North Carolina corporation which is governed by the North Carolina Business Corporation Act (“NCBCA”), BB&T’s Articles of Incorporation and BB&T’s Bylaws. On the effective date of the merger, each share of Coastal Financial common stock then issued and outstanding will be converted into, and exchanged for, the right to receive .385 of a share of BB&T common stock. Shares held by Coastal Financial or BB&T, other than shares held in a fiduciary capacity or as collateral for debts previously contracted, will not be converted to BB&T common stock.

Background of and Reasons for the Merger

Early in the Fall of 2006, Coastal Financial’s senior management began work on Coastal Financial’s Fiscal 2007 Budget and was finalizing Coastal Financial’s Vision 2010 Strategic Plan. In the process of formulating the Fiscal 2007 Budget and finalizing the Vision 2010 Strategic Plan, senior management became aware of the potential range of value that could be realized per share of Coastal Financial common stock in a merger or acquisition transaction based on the pricing of recent merger and acquisition transactions involving companies comparable to Coastal Financial. These recent transactions consisted of six (6) merger and acquisition transactions, publicly announced between January 1, 2006 and September 18, 2006, involving bank and thrift institutions in the Southeast with transaction values at the time of announcement of greater than $100 million (name and state of the target institution appears second): UCBH Holdings, Inc./Summit Bank Corporation (Georgia); Park National Corporation/Vision Bancshares, Inc. (Florida); Royal Bank of Canada/FLAG Financial Corporation (Georgia); National City Corporation/Fidelity Bancshares, Inc. (Florida); National City Corporation/Harbor Florida Bancshares, Inc. (Florida); and Mercantile Bankshares Corporation/James Monroe Bancorp, Inc. (Virginia).

On October 9, 2006, Michael C. Gerald, Coastal Financial’s President and Chief Executive Officer, and Jerry L. Rexroad, Coastal Financial’s Executive Vice President and Chief Financial Officer, telephoned Muldoon Murphy & Aguggia LLP, Coastal Financial’s special legal counsel, to discuss the processes by which Coastal Financial could obtain a more complete understanding of the prevailing mergers and acquisitions market as it proceeded with formulating the Fiscal 2007 Budget and completing the Vision 2010 Strategic Plan. Special legal counsel discussed and reviewed with Messrs. Gerald and Rexroad the general parameters of such processes and the important role that an independent financial advisor to Coastal Financial would play in the processes.

On October 11, 2006, Messrs. Gerald and Rexroad telephoned special legal counsel to follow-up on their October 9, 2006, telephone conversation. After further discussion with special legal counsel, Messrs. Gerald and Rexroad directed special legal counsel to contact Keefe, Bruyette & Woods, Inc. (“KBW”) to schedule a meeting to discuss the prevailing mergers and acquisitions environment, potential business combination partners for Coastal Financial, and the potential value that Coastal Financial could realize in a merger or acquisition transaction. Mr. Gerald, a member of the Executive Committee of Coastal Financial’s Board of Directors, informed special legal counsel that he had consulted with two of the other three members of the Executive Committee (James P. Creel and James T. Clemmons), both of whom were in favor of such an informational meeting. James H. Dusenbury, the other member of the Executive Committee, was out of town.

On October 19, 2006, Messrs. Gerald, Creel, Clemmons and Rexroad, along with special legal counsel, met with representatives of KBW in Raleigh, North Carolina. Mr. Dusenbury was unable to attend because he was out of town. KBW reviewed and discussed the current mergers and acquisitions environment, a financial overview of Coastal Financial, a valuation analysis of Coastal Financial based on recent transaction pricing involving institutions comparable to Coastal Financial, and an overview of the process Coastal Financial could undertake should its Board of Directors decide to explore a potential merger or acquisition transaction. The valuation analysis that KBW presented consisted of a comparable transactions analysis and a competitive, or “capacity to pay,” analysis. The comparable transactions analysis examined the bank and thrift acquisitions in the Southeast announced since December 31, 2004 with transaction values at the time of announcement of greater than $100 million and calculated the median values for the following pricing metrics: multiple of price to last twelve months earnings per share (22.9 times), multiple of price to estimated earnings per share (21.6 times), price to stated book value (273%), and price to tangible book value (322%). These median values are not materially different from the median values that KBW calculated in connection with the similar analysis that KBW undertook in connection with rendering its fairness opinion as discussed under “The Merger — Opinion of Coastal Financial’s Financial Advisor — Selected Transaction Analysis.” In the competitive analysis, which is not a part of the analysis that KBW undertook in connection with rendering its fairness opinion, KBW identified a universe of potential acquirors, including BB&T, and for each one calculated the proposed per share price the acquirer could potentially pay under varying combinations of cash and stock merger consideration mixes so that the proposed price would be break-even to the acquiror’s estimated 2007 cash earning per share as calculated by KBW. Following extensive discussion, it was unanimously decided that a meeting of the full Board of Directors was warranted to review the Fiscal 2007 Budget and Vision 2010 Strategic Plan in light of KBW’s presentation and to determine the Board of Directors’ interest in exploring a potential merger or acquisition transaction. When Mr. Dusenbury returned to town, Mr. Gerald fully briefed Mr. Dusenbury regarding the subject matter of the meeting and Mr. Dusenbury expressed his support of the decision to convene a meeting of the full Board of Directors.

On October 27, 2006, a special meeting of the Coastal Financial Board of Directors was held at an off-site location in Myrtle Beach, South Carolina. All directors were present other than E. Lawton Benton and W. Cecil Worsley, III who were unable to attend because of scheduling conflicts. Mr. Rexroad, special legal counsel and KBW also were present. Mr. Gerald fully briefed the directors regarding the events leading up to the meeting. KBW gave an extensive presentation that focused on, among other things, KBW’s qualifications, the current market environment, a financial overview of Coastal Financial, a list of potential merger and acquisition partners, and an analysis of processes that Coastal Financial could undertake to explore a potential merger or acquisition transaction. Extensive discussion and questions and answers followed the presentation, after which KBW was excused.

Following a brief recess, Mr. Rexroad presented an overview of the Vision 2010 Strategic Plan and extensive discussion ensued regarding Coastal Financial’s prospects as embodied in the Vision 2010 Strategic Plan. The Vision 2010 Strategic Plan, a summary financial forecast through the end of fiscal year 2010 based on Coastal Financial’s historical financial results, sets forth management’s assumed best estimate financial performance scenario and identifies the significant economic and business risks that could prevent Coastal Financial from achieving the forecasted results. While the directors in attendance shared senior management’s current optimism regarding Coastal Financial’s prospects despite increasingly competitive pressures and the increasing regulatory and compliance burden confronting mid-size, independent, community financial institutions, particularly compliance with the requirements of the Sarbanes-Oxley Act, it was the consensus of the directors present that it might be in the best interests of Coastal Financial’s shareholders to initiate a process to explore a potential merger or acquisition transaction. Other than Coastal Financial pursuing its Vision 2010 Strategic Plan as an independent entity, the directors did not specifically consider other alternatives designed to increase shareholder value. After special legal counsel gave a presentation that focused on the fiduciary duties of directors and the relevant legal issues associated with conducting an exploratory process, and following additional discussion and questions and answers, the directors in attendance unanimously adopted resolutions authorizing an exploratory process, appointing Messrs. Gerald, Creel, Clemmons, Dusenbury and Rexroad (ex officio member) as the Strategic Planning Committee to undertake the exploratory process, and authorizing the formal engagement of KBW as exclusive financial advisor and Muldoon Murphy & Aguggia LLP as special legal counsel. Mr. Gerald informed the directors present that Messrs. Benton and Worsley had been fully briefed regarding the subject matter of the meeting and had expressed their support of undertaking an exploratory process. Special legal counsel also advised those present regarding their confidentiality obligations and the restrictions on insider trading, noting specifically that the topics that had been discussed and the actions authorized by the Board of Directors at the meeting constitute material, non-public information and that Coastal Financial’s insider trading policy requires the imposition of appropriate trading black-outs. The directors present, in consultation with special legal counsel, also discussed the possible adoption of a proposed Coastal Federal Bank Change in Control Severance Compensation Plan, which would apply only to eligible employees without employment agreements (and would not apply to Coastal Financial’s executive officers), noting that its adoption would serve the best interests of Coastal Financial by promoting employee stability and continuity in connection with the exploratory process and any resulting merger or acquisition transaction that may be consummated. No formal action was taken on the plan at the meeting.

In the evening of October 27, 2006, special legal counsel telephoned KBW to inform it of the Board of Directors’ decision to initiate an exploratory process and to retain KBW as Coastal Financial’s exclusive financial advisor. Over the ensuing days, KBW, in consultation with Coastal Financial’s senior management and special legal counsel, prepared a Confidential Memorandum containing financial (including internal financial forecasts) and other information regarding Coastal Financial for distribution to interested parties following their execution of confidentiality agreements. While the Confidential Memorandum was being prepared, KBW contacted twenty-eight (28) institutions, without revealing Coastal Financial’s identity, to determine their interest in receiving confidential information regarding a company with Coastal Financial’s financial and demographic characteristics.

On November 8, 2006, the Strategic Planning Committee met, with special legal counsel and Mr. Creel participating by telephone. The Strategic Planning Committee reviewed and discussed the proposed engagement letters of special legal counsel and KBW and unanimously authorized Mr. Gerald to execute the agreements on behalf of Coastal Financial as directed. The Strategic Planning Committee also reviewed the proposed Coastal Federal Bank Change in Control Severance Compensation Plan that had been introduced at the Board of Directors’ meeting on October 27, 2006, and discussed a “Retention Bonus Program”, which would pay bonuses intended to encourage the retention of employees with knowledge of Coastal Financial’s systems and processes that are integral to the merger integration process, to be incorporated as part of any merger or acquisition negotiations. However, Coastal Financial’s executive officers with employment agreements with Coastal Financial would not be eligible to participate in any such Retention Bonus Program. The Strategic Planning Committee discussed the pros and cons of each matter with special legal counsel and unanimously concluded that each would be in the best interest of Coastal Financial because it would promote employee stability and continuity in connection with the exploratory process and any resulting merger or acquisition transaction that may be consummated in the future. The Strategic Planning Committee directed that the Coastal Federal Bank Change in Control Severance Compensation Plan be submitted to the full Board of Directors for approval at the earliest practicable time. The Board of Directors unanimously approved the Coastal Federal Bank Change in Control Severance Compensation Plan on November 22, 2006.

As discussed above, KBW had contacted twenty-eight (28) institutions, without revealing Coastal Financial’s identity, to determine their interest in receiving confidential information regarding a company with Coastal Financial’s financial and demographic characteristics. Of those institutions, eight (8) institutions, all large regional financial institution holding companies, expressed interest, of which seven (7) institutions executed confidentiality agreements during mid-November and thereafter received a copy of the Confidential Memorandum. BB&T executed a confidentiality agreement on November 14, 2006. The Confidential Memorandum instructed recipients to submit non-binding written indications of interest to KBW by November 30, 2006. On that date, BB&T and another institution submitted their respective indication of interest. The other five (5) institutions did not submit indications of interest.

On December 4, 2006, Coastal Financial’s Board of Directors held a special meeting at an off-site location in Myrtle Beach, South Carolina. All directors, Mr. Rexroad, special legal counsel and KBW were present. KBW reviewed the results of the exploratory process and the indications of interest submitted by BB&T and the other institution. BB&T proposed an all-stock transaction that valued Coastal Financial stock at $16.36 per share based on a proposed exchange ratio of 0.38 shares of BB&T common stock for each share of Coastal Financial common stock and BB&T’s closing stock price of $43.04 per share on November 29, 2006. The other institution proposed an aggregate transaction value of $370 million, which implied a value of

$16.06 per share of Coastal Financial common stock based on an all-stock transaction, but the institution indicated that its pricing flexibility was limited and that an increase in price, if any, would be subject to the completion of additional due diligence. Mr. Gerald reported that, at the request of Burney S. Warren, BB&T’s Executive Vice President/Mergers & Acquisitions, he met with Mr. Warren on November 29, 2006, to discuss BB&T’s indication of interest and related matters. Mr. Gerald stated that, during their meeting, he and Mr. Warren discussed the perceived merits of a merger between BB&T and Coastal Financial given their cultural similarities and complementary business and market areas, among other things, integration issues, including with respect to Coastal Financial’s employees, as well as BB&T’s desire to negotiate an employment contract with Mr. Gerald in connection with any definitive merger agreement. There was extensive discussion regarding the indications of interest as well as Coastal Financial’s prospects if it remained independent and pursued its Vision 2010 Strategic Plan in the current and expected business and regulatory compliance environments. Following extensive discussion, the representatives of KBW and Mr. Rexroad were excused from the meeting to allow all the directors to discuss the matters under consideration in consultation with special legal counsel. Thereafter, Mr. Gerald excused himself so that the non-employee directors could continue such discussion without any members of management present. Among other matters, the non-employee directors considered the various business risks associated with Coastal Financial remaining independent, including senior management succession planning.

Following this discussion among the non-employee directors, Messrs. Gerald and Rexroad rejoined the meeting. It was the consensus of the Board of Directors to pursue a proposed merger with BB&T provided that BB&T reconsider the proposed 0.38 exchange ratio given that the other competing party had expressed pricing flexibility. At the direction of the Board of Directors, the KBW representative telephoned BB&T and reported to the Board of Directors later in the day that BB&T had agreed to increase the exchange ratio to 0.385 of a share of BB&T common stock for each share of Coastal Financial common stock. The increase in the exchange ratio increased the value of Coastal Financial’s common stock from $16.36 per share to $16.57 per share, or by $0.21 per share, based on BB&T’s closing stock price of $43.04 per share on November 29, 2006. The Board of Directors determined not to contact the other institution to give it an opportunity to increase its proposed price. In reaching that determination, the Board of Directors considered, in addition to price and the other institution’s indication of limited price flexibility, BB&T’s earnings and other business prospects, its proven track record of successfully consummating business combination transactions, its community banking focus and culture, and its higher current dividend. Following further discussion, the Board of Directors unanimously adopted resolutions authorizing senior management, in consultation with special legal counsel and KBW, to negotiate a definitive merger agreement with BB&T consistent with the terms of BB&T’s indication of interest letter, as revised by BB&T’s verbal agreement to increase the exchange ratio.

On December 12, 2006, BB&T provided Coastal Financial’s special counsel with a draft of the merger agreement and the parties negotiated the terms of the agreement over the following days. Both BB&T and Coastal Financial conducted their respective due diligence reviews during that week.

On December 20, 2006, Coastal Financial held its regular monthly meeting of its Board of Directors. All directors were present. In the late afternoon, all officers, other than Mr. Rexroad, were excused from the meeting and representatives of special legal counsel and of KBW joined the meeting. A copy of the definitive merger agreement that had been negotiated, as well as the ancillary documents, had been sent to each director on December 18, 2006. KBW made a presentation regarding the fairness of the proposed merger consideration to Coastal Financial’s shareholders from a financial point of view and delivered its written opinion that, as of December 20, 2006, and subject to the limitations and qualifications set forth in the opinion, the proposed merger consideration was fair to Coastal Financial’s shareholders from a financial point of view. The Board of Directors considered KBW’s opinion carefully, as well as KBW’s experience, qualifications and interest in the proposed transaction. Special legal counsel reviewed in detail the terms of the merger agreement and ancillary documents. The results of the due diligence review of BB&T were reported to the Board of Directors. Among other matters, the directors discussed the value of severance obligations under various employment and change in control agreements that Coastal Financial had entered into with members of management. Following these presentations and discussion, the directors unanimously determined that execution of the merger agreement was advisable and in the best interests of Coastal Financial and its shareholders and authorized Mr. Gerald to execute and deliver the merger agreement on behalf of Coastal Financial and to take all actions necessary to effect the proposed transaction according to the terms of the definitive merger agreement.

On December 21, 2006, before opening of the stock market, Coastal Financial and BB&T issued a joint press release announcing the execution of the merger agreement.

Coastal Financial’s Reasons for the Merger

Coastal Financial’s full Board of Directors approved the merger agreement by a unanimous vote. In addition, Coastal Financial’s Board of Directors has unanimously recommended that Coastal Financial’s shareholders vote “FOR” approval of the merger agreement.

Coastal Financial’s Board of Directors has determined that the merger is advisable and in the best interests of Coastal Financial and its shareholders. In approving the merger agreement, Coastal’s Board of Directors consulted with KBW regarding the fairness of the transaction to Coastal Financial’s shareholders from a financial point of view and with Coastal Financial’s special legal counsel regarding its legal duties and the terms of the merger agreement and ancillary documents. In determining to approve the merger agreement and recommend that shareholders approve the merger agreement, Coastal Financial’s Board of Directors, in consultation with Coastal Financial’s senior management and financial and legal advisors, considered a number of factors, including the following material factors:

•	The understanding of Coastal Financial’s Board of Directors of the strategic options available to Coastal Financial and the Board of Directors’ assessment of those options with respect to the prospects and estimated results of the execution by Coastal Financial of its business plan as an independent entity under various scenarios, and the determination that none of those options or the execution of the business plan under the best case scenarios were likely to create greater present value for Coastal Financial’s shareholders than the value, based on the exchange ratio, to be paid by BB&T. In reaching this determination, the Board of Directors took note that the implied value of BB&T’s common stock on December 20, 2006 of $17.04 per share was slightly below the top end of the indicated terminal value range of $12.86 to $17.30 per share of Coastal Financial common stock that KBW calculated under its discounted cash flow analysis. The Board of Directors considered the assumptions underlying the discounted cash flow analysis, particularly the assumption that Coastal Financial would grow earnings by 15% annually in 2008 through 2012, and determined that realization of the present value indicated at or near the top end of the terminal value range is subject to a substantial degree of uncertainty given the Board of Director’s assessment of the various economic and business risks confronting Coastal Financial as an independent entity. For additional information, see “The Merger — Opinion of Coastal Financial’s Financial Advisor — Discounted Cash Flow Analysis.”

•	The ability of Coastal Financial’s shareholders to participate in the future prospects of the combined entity through ownership of BB&T common stock and that Coastal Financial’s shareholders would have potential value appreciation by owning the common stock of BB&T.

•	The substantially increased diversification and liquidity afforded by an investment in the common stock of BB&T, and the approximate 223% increase in dividend payout based on BB&T’s and Coastal Financial’s respective annual dividends as of December 19, 2006.

•	KBW’s written opinion that, as of December 20, 2006, and subject to the assumptions and limitations set forth in the opinion, the merger consideration was fair to Coastal Financial’s shareholders from a financial point of view.

•	The wider array of financial products and services that would be available to customers of Coastal Financial and the communities served by Coastal Financial.

•	The current and prospective economic, competitive and regulatory environment and the regulatory compliance costs facing Coastal Financial and other mid-size, independent, community banking institutions generally, particularly the cost of compliance with the requirements of the Sarbanes-Oxley Act.

•	A review, with the assistance of Coastal Financial’s financial and legal advisors, of the terms of the merger agreement, including that the merger is intended to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes.

•	The results of the due diligence review of BB&T and BB&T’s proven track record of successfully consummating and integrating merger transactions in a timely manner.

•	The Coastal Financial employees to be retained after the merger would have opportunities for career advancement in a substantially larger organization.

•	The likelihood of timely receiving regulatory approval and the approval of Coastal Financial’s shareholders and the estimated transaction and severance costs associated with the merger and payments that could be triggered upon termination of or failure to consummate the merger.

The foregoing information and factors considered by Coastal Financial’s Board of Directors is not exhaustive, but includes all material factors that the Board of Directors considered and discussed in approving the merger agreement and recommending that Coastal Financial’s shareholders vote to approve the merger agreement. In view of the wide variety of factors considered and discussed by Coastal Financial’s Board of Directors in connection with its evaluation of the merger and the complexity of these factors, the Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. Coastal Financial’s Board of Directors discussed and considered the foregoing factors and reached general consensus that the merger was in the best interests of Coastal Financial and its shareholders. In considering the foregoing factors, individual directors of Coastal Financial may have assigned different weights to different factors. Coastal Financial’s Board of Directors relied on the experience and expertise of KBW for quantitative analysis of the financial terms of the merger agreement. See “The Merger — Opinion of Coastal Financial’s Financial Advisor” on page [  ]. It should be noted that this explanation of the reasoning of Coastal Financial’s Board of Directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “A Warning About Forward-Looking Statements” on page [  ].

For the reasons set forth above, the Coastal Financial Board of Directors has unanimously approved and adopted the merger agreement as advisable and in the best interests of Coastal Financial and its shareholders and unanimously recommends that the Coastal Financial shareholders vote “FOR” the approval and adoption of the merger agreement.

BB&T’s Reasons for the Merger

One of BB&T’s announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts in the $500 million to $15 billion asset size range. BB&T’s management believes that the acquisition of Coastal Financial is consistent with this strategy, and will enable BB&T to accomplish its goal of expanding its presence in South Carolina and North Carolina and increasing BB&T market share in the Myrtle Beach, South Carolina and Wilmington, North Carolina metropolitan areas. The merger also provides BB&T with an opportunity to sell its array of banking and insurance products to Coastal Financial’s client base.

In evaluating the merger, BB&T analyzed the projected financial effects of the merger against established investment criteria that BB&T consistently applies. BB&T does not require that every individual investment criterion be met, and a failure to meet one of the criteria may be offset or compensated for by favorable results in evaluating other criteria. The BB&T Board of Directors determined that its established investment criteria were met. Below are BB&T’s seven investment criteria (listed in order of importance) and the projected results of the Coastal Financial merger with respect to each as presented to BB&T:

•	Criterion: The transaction must be accretive to cash earnings per share by the second full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash earnings per share the second full year following the merger.

•	Criterion: The transaction must be accretive to earnings per share, as determined in accordance with generally accepted accounting principles, by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive in the third full year following the merger.

•	Criterion: The projected performance of Coastal Financial must conform to BB&T’s internal rate of return criteria. BB&T’s current minimum internal rate of return for this type of investment is 15% or better. BB&T’s analysis indicated the projected internal rate of return of Coastal Financial will be better than 15%.

•	Criterion: The transaction must be accretive to cash basis return on equity by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash basis return on equity in the second full year following the merger.

•	Criterion: The transaction must be accretive to cash basis return on assets by the third full year following the merger. BB&T’s analysis indicated that the merger would be accretive to cash basis return on assets in the second full year following the merger.

•	Criterion: The transaction must be accretive to tangible book value by the fifth full year following the merger. BB&T’s analysis indicated that the merger would be accretive to tangible book value in the fourth full year following the merger.

•	Criterion: The combined leverage ratio following the merger must not be below 7%. BB&T’s analysis indicated that the combined leverage ratio will remain over 7%.

None of the above information has been updated since the date of the merger agreement. There can be no certainty that actual results will be consistent with the results described above. For more information concerning the factors that could affect actual results, see “A Warning About Forward-Looking Information” on page [     ].

In reaching its determination that the merger agreement is fair to, and in the best interests of, BB&T and its shareholders, the BB&T Board of Directors considered the above factors, as well as the following:

•	The acquisition is consistent with BB&T’s strategy of pursuing in-market (Carolinas/ Virginia/ West Virginia/ D.C./ Maryland/ Georgia/ Kentucky/ Tennessee/ Florida) and contiguous state acquisitions of high quality banks and thrifts.

•	The acquisition is consistent with past acquisitions that have been successfully executed.

•	The transaction will provide BB&T with the following:

•	the opportunity to sell a broad array of banking and insurance products to Coastal Financial’s client base;

•	an expanded presence in South Carolina and North Carolina, with BB&T continuing to have the third highest market share in South Carolina and the third highest in North Carolina;

•	an increase in market share rank to first from fourth in the Myrtle Beach federal banking market; and

•	an increased presence in the Wilmington federal banking market, where BB&T already has the No. 1 market share.

The terms of the merger, including the exchange ratio, were the result of arms’ length negotiations between representatives of Coastal Financial and representatives of BB&T. The BB&T Board of Directors did not assign any specific weight to the factors in its consideration. The Board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of the shareholders of BB&T.

Financial Forecasts

Coastal Financial provided internal financial forecasts to BB&T and the other interested parties that executed confidentiality agreements. The internal forecasts included Coastal Financial’s income statement and balance sheet projections at and for the fiscal year ending September 30, 2007 and at and for the twelve months ending December 31, 2007. These forecasts were based upon certain key assumptions that included a stable net interest margin, net charge offs of approximately 0.04%, an end-of-year ratio of loan loss reserves/total loans of approximately 1.22%, and a tax rate of approximately 35%. The forecasts were prepared on a basis consistent with the accounting principles used in Coastal Financial’s historical financial statements and were consistent with Coastal Financial’s historical profitability and growth rates at the time the forecasts were prepared and delivered in November 2006. The forecasts were prepared with respect to management’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates and intentions about future performance at the time this information was prepared, and involved known and unknown risks, uncertainties and other factors, many of which are beyond management’s control, and the actual results, performance or achievements of Coastal Financial may be materially different from forecast results, performance or achievements expressed or implied by such forecast. See “A Warning About Forward Looking Information.” A summary of the material projections included in Coastal Financial’s financial forecasts is shown below.

Coastal Financial Corporation
Summary of Financial Forecasts
(Dollars in millions, except per share amounts)

	Fiscal Year Ending	Twelve Months Ending
	September 30, 2007	December 31, 2007

Balance Sheet
Assets
Cash and Investments	$433	$426
Net Loans	1,249	1,283
Other Assets	86	87

Total Assets	$1,768	$1,796

Liabilities and Shareholders’ Equity
Deposits	$1,214	$1,243
Repurchase Agreements	105	123
FHLB Advances	285	261
Other Liabilities	32	32
Shareholders’ Equity	132	137

Total Liabilities and Shareholders’ Equity	$1,768	$1,796

	Fiscal Year Ending	Twelve Months Ending
	September 30, 2007	December 31, 2007

Income Statement
Net Interest Income	$61	$64
Provision for Loan Losses	3	3

Net Interest Income after Provision for Loan Losses	58	61

Noninterest Income	21	22
Noninterest Expense	45	46

Net Income Before Income Taxes	34	37

Income Taxes	12	13

Net Income	$22	$24

Diluted Net Income Per Share	$0.99	$1.05

The information set forth in the table above has not been updated since November 2006 and Coastal Financial’s financial condition and results of operations since that time have been affected by the announcement of the merger, among other things. These financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information, or generally accepted accounting principles and are included in this proxy statement/prospectus only because they were provided to BB&T in connection with its due diligence review of Coastal Financial. The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of the management of Coastal Financial. Neither Coastal Financial’s or BB&T’s registered public accounting firm examined or compiled the accompanying prospective financial information and, accordingly, neither registered public accounting firm expresses an opinion or any other form of assurance with respect thereto. The reports of each of Coastal Financial’s and BB&T’s respective registered public accounting firms incorporated by reference into this proxy statement/prospectus relate to the historical financial information of the applicable company. Such reports do not extend to the prospective financial information provided herein and should not be read to do so. The financial forecasts of Coastal Financial presented herein do not represent the current views or estimates of Coastal Financial’s management.

Opinion of Coastal Financial’s Financial Advisor

Coastal Financial engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to act as its exclusive financial advisor to render financial advisory and investment banking services to Coastal Financial in connection with the possible sale of Coastal Financial or an interest in Coastal Financial to another business organization, whether by merger or a sale of all or substantially all of Coastal Financial’s assets. KBW agreed to assist Coastal Financial in analyzing and effecting a transaction with BB&T. Coastal Financial selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Coastal Financial and its business and with Southeastern financial institutions and their respective businesses, particularly BB&T and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On December 20, 2006, Coastal Financial’s Board of Directors held a meeting to consider the proposed merger with BB&T. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered a written opinion that, as of that date, the merger consideration was fair to the shareholders of Coastal Financial from a financial point of view.

The full text of KBW’s written opinion is attached as Appendix B to this document and is incorporated herein by reference. Coastal Financial’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion is directed to the Coastal Financial Board of Directors and addresses only the fairness, from a financial point of view, of the merger consideration to the Coastal Financial shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Coastal Financial shareholder as to how the shareholder should vote at the Coastal Financial special meeting on the merger agreement or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement,

•	Annual Reports on Form 10-K for the three years ended September 30, 2006, 2005 and 2004 of Coastal Financial,

•	Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of BB&T,

•	Quarterly Reports on Forms 10-Q of Coastal Financial for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006,

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of BB&T for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from BB&T to its shareholders, and

•	other financial information concerning the respective businesses and operations of Coastal Financial and BB&T furnished to KBW by Coastal Financial and BB&T for purposes of KBW’s analysis;

•	held discussions with members of senior management of Coastal Financial and BB&T regarding

•	past and current business operations,

•	regulatory relationships,

•	financial condition,

•	results of operations, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for BB&T and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Coastal Financial and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that KBW considered appropriate.

In conducting its review and analyses and in arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of Coastal Financial as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for BB&T and Coastal Financial are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of BB&T or Coastal Financial, and KBW did not examine any books and records (except as noted herein) or review individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Coastal Financial’s senior management. Coastal Financial does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under U.S. generally accepted accounting principles. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Coastal Financial common stock or shares of BB&T common stock will trade following the announcement of the merger and is not an expression of an opinion as to the actual value of the shares of common stock of BB&T when issued pursuant to the merger, or the prices at which the shares of common stock of BB&T will trade following the completion of the merger.

In performing its review and analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Coastal Financial and BB&T. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors relied upon by the Coastal Financial Board of Directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Coastal Financial Board of Directors with respect to the approval of the merger agreement.

The following is a summary of the material analyses performed by KBW in connection with its December 20, 2006 opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Coastal Financial Board of Directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary

KBW calculated the merger consideration to be paid as a multiple of Coastal Financial’s book value per share, tangible book value per share and latest twelve months’ earnings per share. KBW also calculated the merger consideration to be paid as a “Core Deposit Premium.” Core Deposit Premium equals the difference between the aggregate merger consideration and Coastal Financial’s tangible equity divided by core deposits. Additionally, KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The merger consideration was based on a fixed exchange ratio of 0.385 of a share of BB&T for each share of Coastal Financial, with 100% of the merger consideration being paid in BB&T common stock. These computations were based on Coastal Financial’s stated book value per share of $5.20 as of September 30, 2006, tangible book value per share of $5.20 as of September 30, 2006, Coastal Financial’s latest twelve months’ diluted earnings per share of $0.85 as of September 30, 2006 and core deposits of $795.6 million as of September 30, 2006. Based on those assumptions and BB&T’s closing price per share of $44.32 on December 19, 2006, this analysis indicated Coastal Financial shareholders would receive BB&T common stock worth $17.06 for each share of Coastal Financial common stock held.

Assuming 100% stock consideration, the per share merger consideration of $17.06 would represent 328% of book value per share, 328% of tangible book value per share, 20.1 times latest twelve months’ earnings per share and a Core Deposit Premium of 35.5%.

Selected Transaction Analysis

KBW reviewed certain financial data related to a set of comparable bank and thrift transactions located in states with markets that have similar demographic profiles to Coastal Financial’s markets and with comparable transaction values. Specifically, KBW reviewed a set of comparable bank and thrift transactions announced in Florida, Georgia, North Carolina, South Carolina and Virginia since December 31, 2003 with transaction values between $150 million and $1 billion (15 transactions). The transactions are as follows:

		Announce	Closing	Consideration
Buyer (State)	Target (State)	Date	Date	Type

Marshall & Ilsley Corporation (WI)	United Heritage Bankshares of Florida, Inc. (FL)	12/4/06	Pending	Stock
UCBH Holdings, Inc. (CA)	Summit Bank Corporation (GA)	9/18/06	Pending	Mixed
Park National Corporation (OH)	Vision Bancshares, Inc. (FL)	9/14/06	Pending	Mixed
Royal Bank of Canada	FLAG Financial Corporation (GA)	8/9/06	12/8/06	Cash
BB&T Corporation (NC)	Main Street Banks, Inc. (GA)	12/14/05	6/1/06	Stock
Synovus Financial Corporation (GA)	Riverside Bancshares, Inc. (GA)	9/6/05	3/24/06	Stock
Boston Private Financial Holdings, Inc. (MA)	Gibraltar Financial Corp. (FL)	4/18/05	10/1/05	Mixed
Mercantile Bankshares Corporation (MD)	Community Bank of Northern Virginia (VA)	1/24/05	5/18/05	Mixed
Colonial BancGroup, Inc. (AL)	FFLC Bancorp, Inc. (FL)	1/14/05	5/18/05	Mixed
Colonial BancGroup, Inc. (AL)	Union Bank of Florida (FL)	9/27/04	2/10/05	Mixed
Popular, Inc. (PR)	Kislak Financial Corporation (FL)	8/17/04	1/3/05	Cash
First National Bankshares of Florida, Inc. (FL)	Southern Community Bancorp (FL)	3/19/04	9/3/04	Stock
South Financial Group, Inc. (SC)	Florida Banks, Inc. (FL)	3/17/04	7/16/04	Stock
SouthTrust Corporation (AL)	FloridaFirst Bancorp, Inc. (FL)	2/4/04	5/14/04	Mixed
South Financial Group, Inc. (SC)	CNB Florida Bancshares, Inc. (FL)	1/20/04	7/16/04	Stock

KBW compared multiples of price to various factors for the BB&T-Coastal Financial merger to the same multiples for the comparable group’s mergers at the time those mergers were announced. The results were as follows:

Comparable Transactions:

				BB&T / Coastal
	Median	Low	High	Financial Merger

Price / Stated Book Value	304%	204%	405%	328%
Price / Tangible Book Value	322%	240%	447%	328%
Price / Latest Twelve Months’ Earnings Per Share	23.0x	18.6x	44.3x	20.1x
Core Deposit Premium	29.3%	22.7%	38.0%	35.5%

KBW also analyzed the financial data for the period ended September 30, 2006 for Coastal Financial and reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:

Comparable Targets:

	Median	Low	High	Coastal Financial

Equity / Assets	7.21%	5.79%	11.37%	6.80%
Non-Performing Assets / Assets	0.33	0.00	0.69	0.21
Return on Average Assets (Year-to-Date Annualized)	1.06	0.53	1.39	1.18
Return on Average Equity (Year-to-Date Annualized)	12.76	5.94	18.88	18.55
Efficiency Ratio (Last Twelve Months)	59	48	76	57

No company or transaction used as a comparison in the above analysis is identical to BB&T, Coastal Financial or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Discounted Cash Flow Analysis

Using discounted dividends analysis, KBW estimated the present value of the future stream of dividends that Coastal Financial could produce over the next five years, under various circumstances, assuming Coastal Financial performed in accordance with management’s earnings forecasts for 2007, earnings are grown 15.0% annually in 2008-2012, and Coastal Financial maintains a dividend payout ratio of 20.0% annually in all years. KBW then estimated the terminal values for Coastal Financial common stock at the end of the period by applying multiples ranging from 12.0x to 14.0x projected earnings in year six. The terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 16.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Coastal Financial common stock. This discounted dividend analysis indicated reference ranges of between $12.86 and $17.30 per share of Coastal Financial common stock. These values compare to the merger consideration offered by BB&T to Coastal Financial in the merger of $17.06 per share of Coastal Financial common stock as of December 19, 2006.

Relative Stock Price Performance

KBW also analyzed the price performance of BB&T common stock from December 31, 2003 to December 19, 2006 and compared that performance to the performance of the Philadelphia Exchange/Keefe, Bruyette & Woods Bank Index (“Keefe Bank Index”) over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major bank and thrift holding company stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol “BKX”. This analysis indicated the following cumulative changes in price over the period:

BB&T	14.7%
Keefe Bank Index	20.5

Selected Peer Group Analysis

KBW compared the financial performance and market performance of BB&T to those of a group of comparable bank holding companies (13 companies). The comparisons were based on:

•	various financial measures including:

•	earnings performance,

•	operating efficiency,

•	capital, and

•	asset quality; and

•	various measures of market performance including:

•	price to book value,

•	price to earnings, and

•	dividend yield.

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2006 and market price information as of December 19, 2006. The companies in the peer group included select publicly traded bank holding companies with assets between $30.0 billion and $220.0 billion. This peer group includes Comerica Incorporated, Fifth Third Bancorp, Huntington Bancshares Incorporated, KeyCorp, M&T Bank Corporation, Marshall & Ilsley Corporation, National City Corporation, PNC Financial Services Group, Inc., Popular, Inc., Regions Financial Corporation, SunTrust Banks, Inc., UnionBanCal Corporation and U.S. Bancorp. KBW adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning BB&T’s financial performance:

Selected Peer Group:

	Median	Low	High	BB&T

Return on Average Equity (GAAP)	15.02%	7.36%	23.01%	14.83%
Return on Average Assets (GAAP)	1.41	0.68	2.25	1.46
Return on Average Tangible Equity (Cash)	20.13	11.29	48.96	28.53
Return on Average Tangible Assets (Cash)	1.46	0.71	2.48	1.59
Net Interest Margin	3.57	2.92	4.24	3.68
Efficiency Ratio	58	42	71	55
Leverage Ratio	7.99	6.97	9.66	7.25
Tangible Equity / Assets	6.69	5.00	8.57	5.68
Loans / Deposits	108	85	137	102
Non-Performing Assets / Assets	0.34	0.09	1.57	0.28
Loan Loss Reserve / Non-Performing Assets	250	66	684	267
Loan Loss Reserve / Total Loans	1.06	0.82	1.54	1.08

KBW’s analysis showed the following concerning BB&T’s market performance:

Selected Peer Group:

	Median		Low		High		BB&T

Price / Stated Book Value Per Share	183%		128%		319%		204%
Price / Tangible Book Value Per Share	286		188		682		372
Price / 2006 GAAP Estimated Earnings Per Share	13.6	x	11.8	x	19.4	x	14.0	x
Price / 2006 Cash Estimated Earnings Per Share	13.3		11.6		18.9		13.5
Price / 2007 GAAP Estimated Earnings Per Share	13.2		11.9		15.3		13.0
Price / 2007 Cash Estimated Earnings Per Share	13.0		11.9		14.5		12.5
Dividend Yield	3.7%		2.0%		4.4%		3.8%

KBW also compared the financial performance of Coastal Financial to those of a group of comparable bank and thrift holding companies (13 companies). The comparisons were based on:

•	various financial measures including:

•	earnings performance,

•	operating efficiency,

•	capital, and

•	asset quality; and

•	various measures of market performance including:

•	price to book value,

•	price to earnings, and

•	dividend yield.

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2006. The companies in the peer group included publicly traded bank and thrift holding companies in Florida, Georgia, North Carolina, South Carolina and Virginia with assets between $1.5 billion and $2.5 billion. This peer group includes Ameris Bancorp, Cardinal Financial Corporation, First Bancorp, First Community Bancshares, Inc., FNB Corporation, FNB United Corp., GB&T Bancshares, Inc., SCBT Financial Corporation, Seacoast Banking Corporation of Florida, Security Bank Corporation, Union Bankshares Corporation, Virginia Commerce Bancorp, Inc. and Virginia Financial Group, Inc. KBW adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning Coastal Financial’s financial performance:

Selected Peer Group:

				Coastal
	Median	Low	High	Financial

Return on Average Equity (GAAP)	13.26%	0.75%	18.87%	18.48%
Return on Average Assets (GAAP)	1.14	0.08	1.46	1.21
Return on Average Tangible Equity (Cash)	17.52	6.62	21.34	18.48
Return on Average Tangible Assets (Cash)	1.22	0.61	1.52	1.21
Net Interest Margin	4.23	2.94	4.50	3.74
Efficiency Ratio	59	44	78	58
Leverage Ratio	9.44	6.76	10.79	7.78
Tangible Equity / Assets	7.07	5.02	8.82	6.80
Loans / Deposits	95	84	103	104
Non-Performing Assets / Assets	0.40	0.02	0.96	0.21
Loan Loss Reserve / Total Loans	1.18	0.76	1.72	1.15

KBW’s analysis showed the following concerning Coastal Financial’s market performance:

Selected Peer Group:

							Coastal
	Median		Low		High		Financial

Price / Stated Book Value Per Share	200%		98%		321%		269%
Price / Tangible Book Value Per Share	282		176		339		269
Price / Latest Quarter Earnings per Share Annualized (GAAP)	16.8	x	14.6	x	249.8	x	15.9	x
Price / Latest Quarter Earnings per Share Annualized (Cash)	16.6		14.3		28.4		15.9
Price / Latest Twelve Months Earnings Per Share (GAAP)	17.2		12.3		30.3		16.5
Price / Latest Twelve Months Earnings Per Share (Cash)	16.9		12.1		23.8		16.5
Dividend Yield	2.1%		0.0%		3.4%		1.4%

Contribution Analysis

KBW analyzed the relative contribution of each of Coastal Financial and BB&T to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity and latest twelve months’ earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of 100% BB&T common stock and was based on BB&T’s closing price per share of $44.32 on December 19, 2006. The results of KBW’s analysis are set forth in the following table:

		Coastal
Category	BB&T	Financial

Assets	98.6%	1.4%
Gross Loans	98.7	1.3
Deposits	98.7	1.3
Equity	99.0	1.0
Tangible Equity	98.3	1.7
Latest Twelve Months’ Earnings (GAAP)	98.9	1.1
Latest Twelve Months’ Earnings (Cash)	98.9	1.1
Estimated Pro Forma Ownership	98.4	1.6

Financial Impact Analysis

KBW performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be neutral to BB&T’s estimated 2007 GAAP and Cash earnings per share and accretive to BB&T’s estimated 2008 GAAP and Cash earnings per share. This analysis was based on First Call’s 2007 and 2008 published earnings estimate for BB&T and Coastal Financial’s 2007 earnings projections provided by Coastal Financial’s senior management. “First Call” is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. KBW assumed 15% earnings growth over management’s 2007 projections to estimate Coastal Financial’s 2008 earnings and estimated cost savings equal to 40.0% of Coastal Financial’s projected non-interest expenses. For all of the above analyses, the actual results achieved by pro forma company following the merger may vary from the projected results and any variations may be material.

Other Analyses

KBW reviewed the relative financial and market performance of BB&T and Coastal Financial to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for BB&T.

The Coastal Financial Board of Directors retained KBW as an independent contractor to act as exclusive financial adviser to Coastal Financial regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking and thrift businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking and thrift companies, KBW has experience in, and knowledge of, the valuation of banking and thrift enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to Coastal Financial and BB&T. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Coastal Financial and BB&T for KBW’s own account and for the accounts of its customers.

Coastal Financial and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Coastal Financial has agreed to pay KBW at the time of closing a cash fee equal to 0.9% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Coastal Financial in the transaction, as measured on the date of announcement. Based on BB&T’s closing price of $44.27 per share on December 20, 2006, KBW’s fee is approximately $3.55 million. Pursuant to the KBW engagement agreement, Coastal Financial also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws. Before this transaction, KBW has not had an investment banking relationship with Coastal Financial.

Merger Consideration

Under the merger agreement, you will receive .385 of a share of BB&T common stock in exchange for each of your shares of Coastal Financial common stock.

No fractional shares of BB&T common stock will be issued in connection with the merger. Instead, cash will be paid for any fractional share of BB&T common stock to which you would otherwise be entitled.

BB&T common stock is listed for quotation on the NYSE under the symbol “BBT.” On December 20, 2006, which was the last trading day prior to the announcement of the merger, the price of BB&T common stock closed at $44.27 per share, and on [          ], 2007, the price of BB&T common stock closed at [$     ] per share. The value of the BB&T common stock you receive in the merger at the effective time of the merger will depend on the market value of BB&T common stock at that time.

You should be aware that the market value of a share of BB&T common stock will fluctuate, and neither BB&T nor Coastal Financial can give you any assurance as to what the price of BB&T common stock will be when the merger becomes effective or when certificates for those shares are delivered following surrender in exchange of your certificates for shares of BB&T common stock. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/ prospectus. See “Summary — Comparative Market Prices and Dividends” on page [     ].

Exchange of Coastal Financial Stock Certificates

When the merger is completed, without any action on the part of Coastal Financial or the Coastal Financial shareholders, shares of Coastal Financial common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, the merger consideration described above, including cash instead of any fractional share of BB&T common stock that would otherwise be issued. Promptly after the merger becomes effective, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your Coastal Financial stock certificates. When you properly surrender your certificates, or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the merger consideration and cash in lieu of a fractional share, if any, to which you are entitled, subject to any applicable escheat laws.

You should not send in your stock certificates until you receive the letter of transmittal and instructions.

After the merger is completed, and until surrendered as described above, each outstanding Coastal Financial stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration. With respect to any Coastal Financial stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to the shares represented by such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T’s standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. When the merger is completed, Coastal Financial’s transfer books will be closed and no transfer of the shares of Coastal Financial stock outstanding immediately before the time that the merger becomes effective will be made on BB&T’s stock transfer books.

To the extent permitted by law, after the merger becomes effective, you will be entitled to vote at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of Coastal Financial stock are converted, regardless of whether you have exchanged your Coastal Financial stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the merger becomes effective, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable under the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your Coastal Financial stock certificate for exchange as described above. Upon surrender of your Coastal Financial stock certificate, the certificate representing the BB&T common stock into which your shares of Coastal Financial stock have been converted, together with cash instead of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Effective Date and Time of the Merger

The merger agreement provides that the merger will be completed on a date selected by BB&T that is no later than the 30 days following the satisfaction or waiver of the conditions to the completion of the merger (other than conditions that by their nature are to be satisfied on the closing date); or a later date mutually acceptable to the parties. The merger will become effective at the time and date specified in the articles of merger to be filed with the North Carolina Secretary of State and the certificate of merger to be filed with the Delaware Secretary of State. It is currently anticipated that the merger will become effective in the second quarter of 2007, assuming all conditions to the respective obligations of BB&T and Coastal Financial to complete the merger have been satisfied or, if permissible, waived.

Conditions to the Merger

The obligations of BB&T and Coastal Financial to complete the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the time the merger becomes effective:

•	approval of the shareholders of Coastal Financial of the merger agreement;

•	BB&T’s registration statement on Form S-4 relating to the merger must be effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	all regulatory approvals required to consummate the merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by such regulatory approvals shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the BB&T Board of Directors reasonably determines would either, before or after the completion of the merger, have a material adverse effect on BB&T or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the BB&T Board of Directors reasonably determines would be unduly burdensome to meet, either before or after the completion of the merger;

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the merger;

•	the shares of BB&T common stock issuable pursuant to the merger must have been approved for listing on the NYSE, subject to official notice of issuance; and

•	Coastal Financial and BB&T must have received an opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, regarding the tax treatment of the merger.

The obligations of Coastal Financial to carry out the transactions contemplated by the merger agreement are subject to the satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by Coastal Financial:

•	the representations and warranties of BB&T in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies in the representations and warranties that, individually or in the aggregate, have not had or are not reasonably likely to have a material adverse effect on BB&T;

•	BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement; and

•	Coastal Financial must have received closing certificates from BB&T with respect to the accuracy of BB&T’s representations and warranties and BB&T’s compliance with its covenants.

The obligations of BB&T to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by BB&T:

•	the representations and warranties of Coastal Financial in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies in the representations and warranties that, individually or in the aggregate, have not had or are not reasonably likely to have a material adverse effect on Coastal Financial (other than Coastal Financial’s capitalization which may only have de minimus variations);

•	Coastal Financial must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

•	BB&T must have received agreements from specified affiliates of Coastal Financial concerning their shares of Coastal Financial common stock and the shares of BB&T common stock to be received by them;

•	BB&T must have received closing certificates from Coastal Financial with respect to the accuracy of Coastal Financial’s representations and warranties and Coastal Financial’s compliance with its covenants; and

•	BB&T must have received an opinion of Muldoon Murphy & Aguggia LLP, special counsel to Coastal Financial, regarding matters specified in the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties by Coastal Financial and by BB&T regarding various legal, financial, business and regulatory matters. The representations and warranties will not survive after the merger.

Each of BB&T and Coastal Financial has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization and corporate structure;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities;

•	reports filed with the Securities and Exchange Commission, including financial statements;

•	the absence of material adverse changes; and

•	broker’s fees payable in connection with the merger.

In addition, Coastal Financial has made other representations and warranties about itself to BB&T as to:

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	the accuracy of information supplied for inclusion in this document and other similar documents;

•	the absence of undisclosed liabilities;

•	employee matters, including employee benefit plans;

•	material contracts;

•	risk management instruments;

•	investment and loan portfolios;

•	insurance policies and coverage;

•	off balance sheet transactions;

•	real property;

•	environmental matters;

•	the accuracy of its books and records, including loan information;

•	the adequacy of allowances for loan losses;

•	deposit insurance for deposits of Coastal Federal Bank;

•	personal and real property leases;

•	the inapplicability of state takeover laws;

•	the absence of dissenters’ rights of appraisal in the merger for Coastal Financial shareholders; and

•	the receipt of a financial advisor’s fairness opinion.

The full text of these representations and warranties can be found in the merger agreement attached as Appendix A. This proxy statement/ prospectus contains descriptions of the representations, warranties and covenants made in the merger agreement, and in other agreements, some of which are attached or filed as exhibits to the registration statement of which this proxy statement/ prospectus is a part or are incorporated by reference into this proxy statement/ prospectus. These representations, warranties and agreements have been made solely for the benefit of the other party to such agreements, may be subject to important qualifications, exceptions and limitations agreed to by the contracting parties, and may not be complete, and such representations, warranties and agreements therefore should not be relied on by any other person. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this proxy statement/ prospectus, may reflect the parties’ negotiated risk allocation in the particular transaction rather than facts, may be qualified by materiality standards that differ from those that you may consider material, may not be true as of the date of this proxy statement/ prospectus or any other date, and are subject to amendments, changes or waivers by the parties.

Covenants; Conduct of Coastal Financial’s and BB&T’s Businesses Before the Merger Becomes Effective

Each of Coastal Financial and BB&T has agreed:

•	to use reasonable best efforts in good faith to satisfy the conditions necessary to complete the transactions contemplated by the merger agreement as promptly as practicable;

•	not to take any action that would adversely affect the desired income tax consequences of the merger; and

•	not to knowingly take any action that is intended to or is reasonably likely to result in any representation or warranty being or becoming untrue at or before the effective time of the merger, any conditions to completing the merger not being satisfied, or any material violation of the merger agreement.

Except with the prior written consent of BB&T, until the merger is effective, neither Coastal Financial nor any of its subsidiaries may:

•	conduct their businesses other than in the ordinary and usual course;

•	fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates;

•	voluntarily take any action likely to have an adverse effect upon Coastal Financial’s ability to perform any of its material obligations under the merger agreement;

•	enter into any new material line of business;

•	enter into, establish, adopt or amend any benefit plans;

•	materially change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulations, policies or directives imposed by any governmental authority;

•	issue any shares of capital stock, other than in connection with the exercise of outstanding options or, consistent with past practice, in connection with awards of restricted stock and stock options to directors, officers, and employees under the Coastal Financial stock option plans;

•	incur additional indebtedness other than in the ordinary course of business consistent with past practice;

•	sell or otherwise dispose of any material assets, acquire any materials assets or make certain capital expenditures;

•	increase the compensation or employee benefits of its directors, officers or employees except in the ordinary course of business consistent with past practice or as otherwise disclosed in connection with the merger agreement;

•	amend its certificate/articles of incorporation or bylaws;

•	implement or adopt any change in accounting principles, practices or methods except as required by generally accepted accounting principles or as permitted by the merger agreement; or

•	declare or pay any dividends or other distributions on capital stock other than (i) quarterly cash dividends in an amount not to exceed the per share amount declared and paid in its most recent regular quarterly cash dividend, (ii) dividends from a Coastal Financial subsidiary to Coastal Financial, and (iii) dividends paid by Coastal Real Estate Investment Corporation to its preferred stockholders. Coastal Financial and BB&T will coordinate their dividends pending the merger so that Coastal Financial shareholders will receive, during the quarter in which the merger becomes effective, a dividend from either BB&T or Coastal Financial, but not both.

No Solicitation of Other Acquisition Proposals by Coastal Financial

Coastal Financial may not solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to any acquisition proposal, except to the extent that the Coastal Financial Board, after consultation with independent legal counsel, determines in good faith that it is probable that the failure to take such action would be a breach of its fiduciary duties under applicable Delaware law. Upon execution of the merger agreement, Coastal Financial agreed to immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than BB&T with respect to any acquisition proposal and to use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. Coastal Financial must promptly advise BB&T of the receipt by Coastal Financial of any acquisition proposal and the substance thereof (including the identity of the person making such acquisition proposal), and advise BB&T of any material developments with respect to such acquisition proposal promptly.

“Acquisition proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Coastal Financial or any of its subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Coastal Financial or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

Waiver; Amendment; Termination; Expenses

Except with respect to any required regulatory approval and the requirement for Coastal Financial’s shareholders to approve the merger agreement, BB&T or Coastal Financial may at any time (whether before or after approval of the merger agreement by the Coastal Financial shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive:

•	any inaccuracies of the other party in the representations or warranties contained in the merger agreement or any document delivered pursuant to the merger agreement;

•	compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement; or

•	the performance by the other party of any of its obligations set out in the merger agreement.

The parties may also mutually amend or supplement the merger agreement in writing at any time unless any such amendment or supplement would violate applicable law or require resubmission of the merger agreement to Coastal Financial’s shareholders for approval. In order to be valid, the waiving party must provide a written waiver to the other party.

The merger agreement may be terminated, and the merger may be abandoned:

•	at any time before the merger becomes effective, by the mutual consent in writing of BB&T and Coastal Financial;

•	at any time before the merger becomes effective, by BB&T or Coastal Financial in the event of either: (i) a breach by the other party of any representation or warranty contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach would entitle the non-breaching party not to consummate the merger, and (B) the terminating party is not itself in material breach of any provision of the merger agreement;

•	at any time before the merger becomes effective, by BB&T or Coastal Financial, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the merger is not consummated by October 1, 2007, except to the extent that the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate the merger agreement;

•	by Coastal Financial or BB&T in the event (i) the approval of any governmental authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of such governmental authority or an application therefore shall have been permanently withdrawn at the invitation, request or suggestion of a governmental authority; (ii) the Coastal Financial shareholders fail to approve and adopt the merger agreement at the Coastal Financial shareholders’ meeting; or (iii) any of the closing conditions have not been met as required by the merger agreement; or

•	by BB&T, if (i) the Coastal Financial Board of Directors submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) the Coastal Financial Board of Directors otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation; or (iii) the Coastal Financial Board of Directors recommends to its shareholders an acquisition proposal other than the merger.

If the merger agreement is terminated pursuant to any of the provisions described above, the merger agreement will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality, the termination fee and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability or damages for that breach or inaccuracy.

Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and Securities and Exchange Commission filing fees incurred in connection with the registration statement and this proxy statement/ prospectus will be paid 50% by BB&T and 50% by Coastal Financial.

Termination Fee

Under the circumstances described below, Coastal Financial will be required to pay to BB&T a termination fee of $15 million.

The termination fee would be payable IF the merger agreement is terminated for one of the following reasons:

•	BB&T terminates because Coastal Financial is in material breach of the merger agreement and such breach is not cured or cannot be cured;

•	BB&T terminates because prior to the Coastal Financial shareholders’ meeting, the Coastal Financial Board of Directors withdrew or disclosed its intention to withdraw or materially and adversely modify its recommendation, or refused to recommend, without any adverse conditions or qualifications, to the Coastal Financial shareholders that they vote to approve the merger agreement, or recommended to Coastal Financial shareholders that they approve an acquisition of Coastal Financial by a third party; or

•	Either Coastal Financial or BB&T terminates because the Coastal Financial shareholders did not vote to approve the merger agreement.

AND

•	Prior to such termination an acquisition proposal by a third party with respect to Coastal Financial has been commenced, publicly proposed or publicly disclosed.

AND

•	Within 18 months of termination of the merger agreement, Coastal Financial enters into an agreement or completes a transaction with another party with respect to the acquisition of Coastal Financial.

The termination fee also would be payable to BB&T IF

•	After receiving an acquisition proposal from a third party, the Coastal Financial Board does not take action to convene the Coastal Financial shareholders’ meeting and/or recommend that Coastal Financial shareholders adopt the merger agreement.

AND

•	Within 18 months of termination of the merger agreement, Coastal Financial enters into an agreement or completes a transaction with another party with respect to the acquisition of Coastal Financial.

The termination fee, which was a condition of BB&T’s willingness to enter into the merger agreement, limits the ability of Coastal Financial to pursue competing acquisition proposals and discourages other companies from offering to acquire Coastal Financial.

Certain Interests of Coastal Financial’s Directors and Officers in the Merger

Some of Coastal Financial’s directors and executive officers have interests in the merger that differ from, or are in addition to, their interests as Coastal Financial shareholders. In the case of some executive officers of Coastal Financial, these interests exist because of rights under existing employment/consulting agreements with and benefit and compensation plans of Coastal Financial, as well as under an employment agreement that Michael C. Gerald has entered into with Branch Bank, a wholly owned subsidiary of BB&T, that will become effective upon completion of the merger. The employment/consulting agreement between Mr. Gerald and Branch Bank was a condition of BB&T’s willingness to enter into the merger agreement.

As a result of the merger, Mr. Gerald will receive a lump-sum payment of approximately $2.4 million from Coastal Financial in accordance with his employment agreement with Coastal Financial. If Mr. Gerald were to remain an active employee of Branch Bank for the entire seven year term of his employment/consulting agreement, over the life of the agreement he would receive salary, annual cash incentives, performance-based equity incentive awards, welfare, retirement, and pension benefits valued in the aggregate at approximately $4.0 million, assuming his annual cash incentives and performance-based equity awards are paid at target levels (which are 40% and 50% of base salary, respectively) and not factoring in any salary increases or increases in benefits costs that may occur during the term of his agreement. If Mr. Gerald were to elect to become an independent consultant to Branch Bank at the earliest time permitted under his employment/consulting agreement, he would receive compensation as an employee (which is described in the previous sentence) for the first year valued in the aggregate at approximately $566,000. For the remaining six years of the life of the agreement, he would receive salary and welfare benefits as an independent consultant valued in the aggregate at approximately $1.7 million, assuming that he became a consultant on the one year anniversary of the completion of the merger and not factoring in any salary increases or increases in benefits costs that may occur during the term of his agreement. For more on Mr. Gerald’s compensatory arrangements, see “ — Existing Employment Agreements with Coastal Financial” and “ — New Employment/Consulting Agreement with Branch Bank,” below.

Existing Employment Agreements with Coastal Financial

Existing employment agreements between Coastal Financial and eight of its key employees, including Michael C. Gerald, President and Chief Executive Officer, Jerry L. Rexroad, Executive Vice President and Chief Financial Officer, Jimmy R. Graham, Executive Vice President, Steven J. Sherry, Executive Vice President, and Philip G. Stalvey, Executive Vice President, will be terminated upon completion of the merger. The termination of each employment agreement will obligate Coastal Financial to make certain payments to each executive, which in the aggregate are estimated to total approximately $6.8 million. In accordance with the foregoing, each of Messrs. Gerald, Rexroad, Graham, Sherry and Stalvey are estimated to receive lump-sum payments of approximately $2,400,000 (as indicated above), $1,300,000, $331,000, $345,000, and $1,700,000 respectively.

New Employment/Consulting Agreement with Branch Bank

Coastal Financial’s President and Chief Executive Officer, Michael C. Gerald, has entered into an employment/consulting agreement with Branch Bank. The employment/consulting agreement provides that Mr. Gerald will serve as an Executive Vice President of Branch Bank for a term lasting up to seven years following the completion of the merger. However, on the later of the one-year anniversary of the completion of the merger or the three-month anniversary of the completion of the merger of Coastal Federal Bank with and into Branch Bank, Mr. Gerald may elect to relinquish his position as an employee and become an independent consultant to Branch Bank. Whether Mr. Gerald remains an employee of Branch Bank or elects to become an independent consultant, the maximum term of the employment/consulting agreement will be seven years, unless the parties agree in writing to extend the term of the agreement.

During any period that Mr. Gerald serves as an Executive Vice President of Branch Bank, he will perform his assigned duties in the Myrtle Beach, South Carolina metropolitan area and he will report to the Coastal Regional President of Branch Bank. While Mr. Gerald is employed by Branch Bank, he will receive a minimum annual base salary of $288,750 and will be eligible to receive incentive compensation (such as stock options, restricted stock and other equity awards) on the same terms as similarly situated officers of Branch Bank. Similarly situated officers of Branch Bank are typically eligible to receive annual incentive compensation awards, generally consisting of annual cash bonuses with threshold, target and maximum payments of 10%, 40% and 80%, respectively, of his or her base salary and performance-based equity awards with threshold, target and maximum valuations of 38%, 50% and 62%, respectively, of his or her base salary. As an employee, Mr. Gerald also will be eligible to receive employee retirement benefits (including deferred compensation) and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation that Branch Bank may from time to time extend to similarly situated officers of Branch Bank.

If, on the later of the one-year anniversary of the completion of the merger or the three-month anniversary of the completion of the merger of Coastal Federal Bank with and into Branch Bank, Mr. Gerald elects to become an independent consultant to Branch Bank, he will be paid $288,750 annually in exchange for providing consulting services and as consideration for noncompetition and other covenants contained in the employment/consulting agreement. As an independent consultant, Mr. Gerald will not be eligible to participate in any of Branch Bank’s employee benefit plans, except for elective coverage under group health plan benefits.

In the event that, in accordance with the terms of the employment/consulting agreement, Mr. Gerald’s employment or consulting relationship is terminated by Branch Bank for “just cause,” or if Mr. Gerald voluntarily terminates his employment or consulting relationship, Mr. Gerald shall have no right to render services or to receive compensation or other benefits under the employment/consulting agreement for any period after such termination.

In the event that Branch Bank terminates Mr. Gerald’s employment/consulting agreement due to Mr. Gerald’s disability or other than for “just cause,” or in the event Mr. Gerald terminates his employment/consulting agreement due to a material breach by Branch Bank of the employment/consulting agreement that is not remedied by Branch Bank within 30 days following written notice of such breach, Mr. Gerald will continue to receive his base salary and annual cash bonuses for the remaining period of the employment/consulting agreement, and the cash bonuses will equal the highest amount of cash bonus paid to Mr. Gerald during his employment by Branch Bank. Mr. Gerald’s termination compensation will not include any equity-based compensation and in order to receive the termination compensation, Mr. Gerald must comply with noncompetition, nonsolicitation, confidentiality and other covenants in the employment/consulting agreement. Mr. Gerald would continue to participate in Branch Bank’s group health plan and group life insurance plan for all periods Mr. Gerald receives termination compensation.

Mr. Gerald’s employment/consulting agreement also contains noncompetition, nonsolicitation and confidentiality provisions that are effective for a period of nine years after the completion of the merger (which includes the seven year term of the employment/consulting agreement). Pursuant to these provisions, Mr. Gerald has agreed that he will not, directly or indirectly, render services to any competitive banking business that operates in the counties in which Coastal Financial operates and in any counties that are contiguous to those counties. Mr. Gerald has also agreed that he will not directly or indirectly solicit any depositor or client of BB&T, Branch Bank or their affiliates to become a client of any other financial institution, provided that the foregoing is limited to clients with whom he has had material contact through Coastal Financial or as an employee of or consultant to Branch Bank. Similarly, Mr. Gerald has agreed that he will not directly or indirectly solicit any employee of BB&T, Branch Bank or their affiliates to become an employee of any other financial institution. Mr. Gerald has also agreed to not at any time disclose confidential information obtained by him through his employment with Coastal Financial or the period in which he is an employee or consultant under the agreement. In all events, if Mr. Gerald were to breach the noncompetition, nonsolicitation, confidentiality and other covenants in the employment/consulting agreement during the period that he is receiving termination compensation, Mr. Gerald would not be entitled to receive any further termination compensation or benefits.

Equity-Based Awards

Under the merger agreement, upon completion of the merger, each outstanding and unexercised Coastal Financial stock option, whether or not then exercisable, will be converted into an equivalent number of BB&T stock options, based on the exchange ratio in the merger. Accordingly, Coastal Financial stock options will be converted into BB&T stock options to acquire a number of shares of BB&T common stock equal to the number of shares of Coastal Financial common stock subject to the stock option multiplied by the exchange ratio of 0.385. The exercise price of each converted stock option will equal the per share exercise price of the Coastal Financial stock option divided by the exchange ratio of 0.385. The vesting provisions of the Coastal Financial stock options will continue to apply to the converted BB&T stock options. See “Effect on Employee Benefit Plans and Options — Stock Options” on page[  ].

The table below sets forth the number of Coastal Financial stock options held by each of the executive officers and directors of Coastal Financial as of March 7, 2007 and the number of stock options of BB&T into which the Coastal Financial stock options are convertible.

		BB&T
	Coastal Financial	Stock Options,
	Stock Options	As converted

Officers of Coastal Financial
Michael C. Gerald,	398,775	153,528
President, Chief Executive Officer and Director
Jimmy R. Graham,	171,350	65,969
Executive Vice President
Jerry L. Rexroad, Executive	159,271	61,319
Vice President and Chief Financial Officer
Steven J. Sherry,	148,944	57,343
Executive Vice President
Phillip G. Stalvey,	94,591	36,417
Executive Vice President
Directors of Coastal Financial
E. Lawton Benton	13,116	5,049
G. David Bishop	18,961	7,299
J. Robert Calliham	13,116	5,049
James T. Clemmons	22,858	8,800
James P. Creel	63,904	24,603
James H. Dusenbury	22,858	8,800
Frank A. Thompson, II	28,703	11,050
W. Cecil Worsley, III	0	0

Advisory Boards

Following completion of the merger, each member of the Coastal Financial Board of Directors will be offered a position on the BB&T local advisory board serving the region formerly served by Coastal Financial. BB&T will pay compensation to such directors for their service on such BB&T local advisory board for a period of two years after completion of the merger consistent with the existing fee structure offered by Coastal Financial to such directors. Currently, each member of the Board of Directors of Coastal Financial receives $2,500 annually. After the expiration of such two-year period, if a director continues to serve on the local advisory board, BB&T will pay compensation to such director for his or her service on the BB&T local advisory board consistent with BB&T’s fee policies and age limits for advisory board members. Membership on any advisory board is conditioned upon execution of a two-year noncompetition agreement with BB&T.

Indemnification of and Advancement of Expenses to Directors and Officers; Insurance

BB&T has also agreed to indefinitely indemnify and advance expenses to all individuals who are officers, directors or employees of Coastal Financial or a Coastal Financial subsidiary before the merger becomes effective from any acts or omissions in such capacities on or before the date on which the merger becomes effective to the extent such indemnification and advancement of expenses are permitted by Delaware law, the Coastal Financial certificate of incorporation and the Coastal Financial bylaws. The merger agreement provides that BB&T will maintain directors’ and officers’ liability insurance covering directors and officers of Coastal Financial for acts or omissions or alleged acts or omissions occurring before the merger becomes effective for a period of three years from the completion of the merger. This insurance will provide at least the same coverage and amounts as contained in Coastal Financial’s policy on the date of the merger agreement, unless the annual premium on the policy would exceed 125% of the annual premium payments on Coastal Financial’s policy, in which case BB&T would maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to that amount.

Material Federal Income Tax Consequences of the Merger

The following is a summary of the material anticipated U.S. federal income tax consequences of the merger generally applicable to holders of Coastal Financial common stock and to BB&T and Coastal Financial. This summary is not intended to be a complete description of all of the U.S. federal income tax consequences of the merger, and no information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable to certain specific categories of shareholders, including but not limited to:

•	dealers in securities or foreign currencies, financial institutions, insurance companies or tax exempt organizations;

•	persons who are not “United States persons” (as defined in Section 7701(a)(30) of the Internal Revenue Code);

•	persons who are subject to alternative minimum tax, or who elect to apply a mark-to-market method of accounting;

•	holders of options granted by Coastal Financial, or persons who acquired Coastal Financial stock pursuant to employee stock options or otherwise as compensation;

•	persons who do not hold their shares as capital assets; or

•	persons who hold their shares as part of a “hedge,” “constructive sale,” “straddle,” “conversion transaction” or other integrated transaction.

This discussion is based on the Internal Revenue Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as in effect as of the date of this document, as well as representations, covenants, and assumptions as to factual matters provided by BB&T and Coastal Financial to Womble Carlyle Sandridge & Rice, PLLC, special tax counsel to BB&T. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any such factual representations, covenants or assumptions to be true, accurate, and complete in all material respects, may adversely affect the accuracy of the statements and conclusions described in this discussion.

No ruling has been or will be requested from the Internal Revenue Service with respect to the tax consequences of the merger. Moreover, the opinion of Womble Carlyle Sandridge & Rice, PLLC, special tax counsel to BB&T, described in this discussion is not binding on the Internal Revenue Service, and the opinion would not prevent the Internal Revenue Service from challenging the U.S. federal income tax treatment of the merger. The U.S. federal income tax laws are complex, and a shareholder’s individual circumstances may affect the shareholder’s tax consequences. Consequently, each Coastal Financial shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable U.S. federal, state, local and foreign tax consequences, of the merger to him or her.

Material Tax Consequences of the Merger

In the opinion of Womble Carlyle Sandridge & Rice, PLLC, special tax counsel to BB&T:

•	the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code;

•	each of BB&T and Coastal Financial will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no gain or loss will be recognized by BB&T or Coastal Financial as a result of the merger, except for amounts resulting from any required change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations;

•	the shareholders of Coastal Financial who receive BB&T common stock in exchange for their Coastal Financial common stock will recognize no gain or loss for federal income tax purposes;

•	the aggregate tax basis of the BB&T common stock received by a Coastal Financial shareholder (including any fractional share interest deemed received and redeemed as described below) will be the same as the aggregate tax basis of the Coastal Financial common stock surrendered in exchange; and

•	the holding period for BB&T common stock received (including any fractional share interest deemed received and redeemed as described below) in exchange for shares of Coastal Financial common stock will include the period during which the shareholder held the shares of Coastal Financial common stock surrendered in exchange therefor.

Cash Received Instead of a Fractional Share of BB&T Common Stock.  A shareholder of Coastal Financial who receives cash instead of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Internal Revenue Code. As a result, a Coastal Financial stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Coastal Financial common stock was held by the shareholder as a capital asset for more than one year as of the effective date of the merger.

Backup Withholding

Backup withholding at the applicable rate will generally apply to merger consideration that includes cash if the exchanging Coastal Financial shareholder fails to properly certify that it is not subject to backup withholding, generally on a substitute Internal Revenue Service Form W-9. Certain holders, including, among others, U.S. corporations, are not subject to backup withholding, but they may still need to furnish a substitute Internal Revenue Service Form W-9 or otherwise establish an exemption. Any amount withheld as backup withholding from payments to an exchanging Coastal Financial shareholder will be creditable against the shareholder’s U.S. federal income tax liability, provided that it timely furnishes the required information to the Internal Revenue Service. Coastal Financial shareholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

Tax matters are very complicated, and the tax consequences of the merger to each holder of Coastal Financial common stock will depend on the facts of that shareholder’s particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder and may not be applicable to holders in special situations. Each holder of Coastal Financial common stock is urged to consult his or her own tax advisor regarding the specific tax consequences of the merger in the context of the holder’s individual tax situation.

Regulatory Considerations

The Merger

The merger is subject to approval by the Federal Reserve under the Bank Holding Company Act (the “BHC Act”) and where a transaction, such as the merger, is the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the BHC Act authorizes the Federal Reserve to approve the transaction without regard to whether such transaction is prohibited under state law, as long as certain limitations are met. In considering the approval of the merger, the BHC Act requires the Federal Reserve to review the financial condition and future prospects of BB&T and Coastal Financial and their respective subsidiary banks, the managerial resources, the convenience and needs of the communities to be served, and the merging parties’ effectiveness in combating money laundering activities.

The Federal Reserve is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly which in any manner would be in restraint of trade. If the Federal Reserve determines that an acquisition would substantially lessen competition, it will not approve the transaction unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

The merger is also subject to the approval of the South Carolina Board of Financial Institutions under South Carolina banking law, which allows a bank holding company, such as BB&T, to acquire a savings and loan company in South Carolina, such as Coastal Financial. When evaluating the merger, the Board will consider the safety and soundness of the acquisition and compliance with the laws of South Carolina.

BB&T also must provide notice of the merger to the Georgia Department of Banking and Finance and the Virginia Bureau of Financial Institutions thirty days prior to consummating the merger.

BB&T has filed the required applications and notices with the Federal Reserve and the South Carolina Board of Financial Institutions and will file the required notices with the Georgia Department of Banking and Finance and the Virginia Bureau of Financial Institutions. Although BB&T does not know of any reason why it would not obtain regulatory approval in a timely manner, BB&T cannot be certain when such approval will be obtained or if it will be obtained.

The Subsidiary Bank Merger

BB&T expects to effect the merger of Coastal Federal Bank with and into Branch Bank (which we refer to as the “subsidiary bank merger”) following the effective time of the merger. The subsidiary bank merger is subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval, the Federal Deposit Insurance Corporation must consider the competitive effect of the contemplated transactions, the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In addition, the Federal Deposit Insurance Corporation must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the subsidiary bank merger and an opportunity for the public to comment on the applications in writing and to request a hearing.

Branch Bank must also give notice to the Office of Thrift Supervision of the subsidiary bank merger. The Office of Thrift Supervision will evaluate the notification to determine if there are any pending or potential supervisory concerns or enforcement actions involving Coastal Federal Bank and whether Branch Bank has complied with applicable shareholder approval requirements. If there are any concerns, the Office of Thrift Supervision will notify the Federal Deposit Insurance Corporation.

The North Carolina Commissioner of Banks also must approve the subsidiary bank merger under the bank merger act provisions of the North Carolina General Statutes. In its review of the subsidiary bank merger, the North Carolina Commissioner of Banks is required to consider whether the interests of the depositors, creditors and shareholders of each institution are protected, whether the merger is in the public interest and whether the merger is for legitimate purposes.

Accounting Treatment

BB&T will account for the merger using the purchase method of accounting. Under this accounting method, BB&T would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is completed. Any excess of the cost of Coastal Financial over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on information as of [          ], management of BB&T estimates that the total merger consideration (including issuance of common stock and assumption of options on common stock) will be approximately $[     ] million. Utilizing information as of December 31, 2006, estimated goodwill and other intangibles would total approximately $278.6 million. BB&T’s reported income would include the operations of Coastal Financial after the merger. Financial statements of BB&T issued after completion of the merger would reflect the impact of the merger with Coastal Financial. Financial statements of BB&T issued before completion of the merger would not be restated retroactively to reflect Coastal Financial’s historical financial position or results of operations. The unaudited pro forma financial information contained in this proxy statement/ prospectus has been prepared using the purchase method of accounting. See “Summary — Comparative Per Share Data” on page [     ].

Effect on Employee Benefit Plans and Stock Options

Employee Benefit Plans

No later than the effective date of the merger, Coastal Financial will take such steps as may be necessary to fully vest all participants in the Coastal Financial 401(k) plan. As of a date (“the benefit plan determination date”) determined by BB&T, BB&T will cause Coastal Financial’s 401(k) plan either to be merged with BB&T’s 401(k) plan or to be frozen or to be terminated, as determined by BB&T and subject to receipt of applicable governmental approvals. Each employee of Coastal Financial at the time the merger becomes effective who: (a) is a participant in Coastal Financial’s 401(k) plan; (b) becomes an employee of BB&T or a BB&T subsidiary (a “BB&T employer”) immediately following the time the merger becomes effective (a “transferred employee”), and (c) continues in the employment of a BB&T employer until the benefit plan determination date, will be eligible to participate in BB&T’s 401(k) plan as of the benefit plan determination date. Any other former employee of Coastal Financial that is employed by a BB&T employer on or after the benefit plan determination date will be eligible to participate in BB&T’s 401(k) plan upon complying with the eligibility requirements. All rights to participate in BB&T’s 401(k) plan are subject to BB&T’s right to amend or terminate the plan. BB&T will maintain Coastal Financial’s 401(k) plan for the benefit of participating employees until the benefit plan determination date. For purposes of administering the BB&T 401(k) plan, service with Coastal Financial and its subsidiaries will be deemed to be service with BB&T for participation and vesting, but not benefit accrual, purposes. Additionally, former employees of Coastal Financial will be eligible to receive from BB&T in the administration of the BB&T 401(k) plan any matching contribution received by such employees as a participant in Coastal Financial’s 401(k) plan.

Each transferred employee will be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer as of the benefit plan determination date with respect to each such plan or program, conditional upon the transferred employee’s being employed by the BB&T employer as of the benefit plan determination date and subject to complying with eligibility requirements of the respective plans and programs. With respect to any welfare benefit plan or program of Coastal Financial that the BB&T employer determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the BB&T employer, BB&T will cause the BB&T employer to continue such Coastal Financial plan or program in effect for the benefit of the transferred employees so long as they remain eligible to participate and until they become eligible to participate in the corresponding plan or program maintained by the BB&T employer (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the BB&T employer to terminate the plan or program). For purposes of administering these plans and programs, service with Coastal Financial will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service.

Except to the extent of commitments in the merger agreement or other contractual commitments specifically made or assumed by BB&T, no BB&T employer will have any obligation arising from the merger to continue any transferred employees in its employ or in any specific job or to provide to any transferred employee any specified level of compensation or any incentive payments, benefits or perquisites. Each transferred employee who is terminated by a BB&T employer after the merger becomes effective, excluding any employee who has a then-existing contract explicitly providing for severance in lieu of severance plan benefits, will be entitled to severance pay in accordance with the Coastal Federal Bank Change in Control Severance Compensation Plan (the “bank severance plan”), if and to the extent that the employee is entitled to severance pay under the bank severance plan. Such employee’s service with BB&T will be treated as service with Coastal Financial for purposes of determining the amount of severance pay, if any, under the bank severance plan.

BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements and plans that Coastal Financial and its subsidiaries have with or in place for their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any agreements are superseded or terminated when the merger becomes effective or thereafter. Each former Coastal Financial employee covered by a previously disclosed employment agreement of Coastal Financial or a Coastal Financial subsidiary will be entitled to a severance payment and continuation of employee benefits under the applicable change in control severance provisions of such agreement without regard to whether such employee continues employment with BB&T after the completion of the merger as a transferred employee, provided each such former Coastal Financial employee executes an acknowledgment of payment and release of obligations under his or her existing employment agreement. Any such payment shall be made by BB&T no later than the first to occur of such employee’s voluntary or involuntary termination of employment or 120 days after the completion of the merger without regard to whether such employee is still employed by BB&T as of such date. However, any such payment shall not apply to an employee who enters into a new employment agreement with BB&T. Except as these agreements may provide otherwise, and except as otherwise described above, the employee benefit plans of Coastal Financial shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion. BB&T will continue in effect any short-term bonus plans of Coastal Financial (the “Coastal Financial bonus arrangements”) until the later of (i) the date of completion of conversion of the data services systems of Coastal Financial and its subsidiaries to the data services systems of BB&T and its subsidiaries, (ii) the date that former Coastal Financial executives are made parties to the BB&T Amended and Restated Short Term Incentive Plan, or (iii) the date the former Coastal Financial employees are made parties to the applicable line of business incentive plan (each of the BB&T Amended and Restated Short Term Incentive Plan and the applicable line of business incentive plan shall be referred to as a “BB&T bonus plan”). If any former employee of Coastal Financial would earn amounts under both the Coastal Financial bonus arrangements and the applicable BB&T bonus plan for any calendar year, BB&T shall make appropriate adjustments in the amounts earned under such programs to avoid duplication and to pro-rate the amount earned by such employee under the Coastal Financial bonus arrangements and the applicable BB&T bonus plan for the portion of the year in which such employee participated in each such plan.

Coastal Financial will also enter into retention bonus arrangements (in such amounts and upon such terms and conditions as BB&T shall specify) with such key employees of CFC and its subsidiaries as are requested or approved by BB&T. This “Retention Bonus Program” is intended to encourage the retention of Coastal Financial’s employees with knowledge of Coastal Financial’s systems and processes that are integral to the merger integration process. However, Coastal Financial’s executive officers with employment agreements with Coastal Financial would not be eligible to participate in any such Retention Bonus Program.

Stock Options

At the time the merger becomes effective, whether or not then exercisable, each outstanding option to purchase shares of Coastal Financial Common Stock under the Coastal Financial stock option plans shall be converted into and become rights with respect to BB&T common stock, and BB&T shall assume each Coastal Financial stock option in accordance with the terms of the Coastal Financial stock option plans, except that (i) BB&T and its Compensation Committee shall be substituted for Coastal Financial and the relevant committee of Coastal Financial’s Board of Directors for purposes of administering the Coastal Financial stock option plans, (ii) each Coastal Financial stock option assumed by BB&T may be exercised solely for shares of BB&T common stock, (iii) the number of shares of BB&T common stock subject to each such Coastal Financial stock option shall be the number of whole shares of BB&T common stock (omitting any fractional share) determined by multiplying the number of shares of Coastal Financial common stock subject to such Coastal Financial stock option immediately prior to merger by the exchange ratio, and (iv) the per share exercise price under each such Coastal Financial stock option shall be adjusted by dividing the per share exercise price under each such Coastal Financial stock option by the exchange ratio and rounding up to the nearest cent.

As an alternative, BB&T may, at its election, as of the effective time of the merger substitute options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan for all or a part of the Coastal Financial stock options, subject to the following conditions: (A) the requirements of (iii) and (iv) in the preceding paragraph shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Coastal Financial stock options and shall be tax neutral to the option holder; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Coastal Financial stock option agreements and the Coastal Financial stock option plans governing each Coastal Financial stock option.

BB&T shall cause each grant of a converted or substitute option to any individual who subsequent to the merger will be a director or officer of BB&T (as construed under SEC Rule 16b-3), as a condition to such conversion or substitution, to be approved in accordance with the provisions of Rule 16b-3. Each Coastal Financial stock option that is an incentive stock option shall be adjusted as required by Section 424 of the Internal Revenue Code, and the related Treasury Regulations, so as to continue as an incentive stock option under Section 424(a) of the Internal Revenue Code, and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Internal Revenue Code. Each Coastal Financial stock option that is intended to be exempt from the application of Code Section 409A and related regulations or other guidance shall be subject to adjustment as necessary in order to comply with Prop. Reg. § 1.409A-1(b)(5)(v)(D), or any successor provisions. BB&T and Coastal Financial have agreed to take all necessary steps to effectuate the foregoing as set forth in the merger agreement.

BB&T has reserved and shall continue to reserve adequate shares of BB&T common stock for delivery upon exercise of any converted or substitute options. Within five business days after the completion of the merger, if BB&T has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be, with respect to the shares of BB&T common stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the merger may be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, BB&T shall administer the Coastal Financial stock option plans assumed pursuant to the merger agreement (or the BB&T option plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Securities Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the merger.

BB&T will deliver to each Coastal Financial employee who receives converted or substitute options an appropriate written notice setting forth the employee’s rights with respect to the converted or substitute options.

As of [          ], 2007, options to purchase an aggregate of approximately [          ] shares of Coastal Financial common stock may be outstanding at the effective time of the merger. Any shares of Coastal

Financial common stock issued pursuant to the exercise of stock options under the Coastal Financial stock option plans before the effective time of the merger will be converted into shares of BB&T common stock in the same manner as other outstanding shares of Coastal Financial common stock.

Eligibility to receive stock option grants after the merger will be determined by BB&T in accordance with its plans and procedures and subject to any contractual obligations.

Restrictions on Resales by Affiliates

The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act of 1933 (the “Securities Act”) and will be freely transferable, except any shares received by any shareholder who may be deemed to be an “affiliate” of Coastal Financial at the effective time of the merger for purposes of Rule 145 under the Securities Act. Affiliates of Coastal Financial may sell their shares of BB&T common stock acquired in the merger only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Persons who may be deemed affiliates of Coastal Financial generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Coastal Financial and include directors and executive officers of Coastal Financial. In addition, any executive officer or director of Coastal Financial who becomes an affiliate of BB&T will be required to comply with the resale requirements under Rule 144 of the Securities Act. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

Coastal Financial has caused each of its affiliates to deliver to BB&T a written agreement to the effect generally that he or she will not offer to sell, transfer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with the Securities Act and the related rules and regulations.

No Appraisal or Dissenters’ Rights

Coastal Financial shareholders do not have any right to dissent from the merger and demand an appraisal of their shares of Coastal Financial common stock. See “Comparison of the Rights of BB&T Shareholders and Coastal Financial Shareholders — Shareholders’ Rights of Dissent and Appraisal — Coastal Financial” on page [     ].

INFORMATION ABOUT BB&T

General

BB&T is a financial holding company headquartered in Winston-Salem, North Carolina. BB&T conducts its business operations primarily through its commercial bank subsidiary, Branch Banking and Trust Company (“Branch Bank”), which has offices in North Carolina, South Carolina, Virginia, Maryland, Georgia, West Virginia, Tennessee, Kentucky, Alabama, Florida, Indiana and Washington, D.C. In addition, BB&T’s operations consist of several nonbank subsidiaries, which offer financial services products. Substantially all of the loans by BB&T’s bank and nonbank subsidiaries are to businesses and individuals in these market areas. BB&T’s principal assets are all of the issued and outstanding shares of common stock of Branch Bank and its other subsidiaries.

As of December 31, 2006, BB&T had consolidated total assets of $121.4 billion, consolidated net loans of $82.0 billion, consolidated deposits of $81.0 billion and consolidated shareholders’ equity of $11.7 billion.

Operating Subsidiaries

At December 31, 2006, the principal operating subsidiaries of BB&T included the following:

•	Branch Banking and Trust Company, Winston-Salem, North Carolina

•	BB&T Bankcard Corporation, Columbus, Georgia

•	Scott & Stringfellow, Inc., Richmond, Virginia

•	Regional Acceptance Corporation, Greenville, North Carolina

•	Sheffield Financial LLC, Clemmons, North Carolina

•	MidAmerica Gift Certificate Company, Louisville, Kentucky

•	BB&T Asset Management, Inc., Raleigh, North Carolina

Branch Bank

Branch Bank, BB&T’s largest subsidiary, was chartered in 1872 and is the oldest bank headquartered in North Carolina. As of December 31, 2006, Branch Bank operated banking offices in the following geographic markets:

States	Offices

Virginia	399
North Carolina	341
Georgia	150
Maryland	126
South Carolina	101
Florida	101
Kentucky	91
West Virginia	78
Tennessee	58
District of Columbia	10
Alabama	2
Indiana	2

Total	1,459

Branch Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets, including small and mid-size businesses, public agencies, local governments and individuals. Branch Bank’s principal operating subsidiaries include:

•	BB&T Leasing Corporation, based in Charlotte, North Carolina (effective January 1, 2007, the name of BB&T Leasing Corporation was changed to BB&T Equipment Finance Corporation), which provides lease financing to commercial and small businesses;

•	BB&T Investment Services, Inc., a registered broker-dealer located in Charlotte, North Carolina, which offers clients non-deposit investment alternatives, including discount brokerage services, equities, fixed-rate and variable-rate annuities, mutual funds and government and municipal bonds;

•	BB&T Insurance Services, Inc., headquartered in Raleigh, North Carolina, which offers property and casualty, life, health, employee benefits, commercial general liability, surety, title and other insurance products through its agency network;

•	Stanley, Hunt, DuPree & Rhine, Inc., with dual headquarters in Greensboro, North Carolina and Greenville, South Carolina, which offers flexible benefit plans, and investment advisory, actuarial and benefit consulting services;

•	Prime Rate Premium Finance Corporation, Inc., located in Florence, South Carolina, which provides insurance premium financing primarily to clients in BB&T’s geographic markets;

•	Laureate Capital, LLC, located in Charlotte, North Carolina, which specializes in arranging and servicing commercial mortgage loans;

•	Lendmark Financial Services, Inc., located in Conyers, Georgia, which offers alternative consumer and mortgage loans to clients unable to meet BB&T’s normal credit and mortgage loan underwriting guidelines;

•	CRC Insurance Services, Inc., based in Birmingham, Alabama, which is a wholesale insurance broker authorized to do business nationwide; and

•	McGriff, Seibels & Williams, Inc., based in Birmingham, Alabama, which is authorized to do business nationwide and specializes in providing insurance products on an agency basis to large commercial and energy clients, including many Fortune 500 companies.

BB&T Bankcard Corporation is a special purpose bank, which offers revolving credit products.

Major Nonbank Subsidiaries

BB&T also has a number of nonbank subsidiaries, including:

•	Scott & Stringfellow, Inc., which is a registered investment banking and full-service brokerage firm that provides services in retail brokerage, equity and debt underwriting, investment advice, corporate finance and equity research; and facilitates the origination, trading and distribution of fixed-income securities and equity products in both the public and private capital markets. It also has a public finance department that provides investment banking, financial advisory services and debt underwriting services to a variety of regional taxable and tax-exempt issuers. Scott & Stringfellow’s investment banking and corporate and public finance areas do business as BB&T Capital Markets;

•	Regional Acceptance Corporation, which specializes in indirect financing for consumer purchases of primarily mid-model and late-model used automobiles;

•	Sheffield Financial LLC, which specializes in loans to individuals and small commercial lawn care businesses across the country for the purchase of outdoor power equipment and power sport equipment;

•	MidAmerica Gift Certificate Company, which specializes in the issuance and sale of retail gift certificates and giftcards through a nationwide network of authorized mall agents; and

•	BB&T Asset Management, Inc., a registered investment advisor and the advisor to the BB&T Funds, provides tailored investment management solutions to meet the specific needs and objectives of individual and institutional clients through a full range of investment strategies, including domestic and international equity, alternative investment products and strategies and fixed income investing.

Services

The primary services offered by BB&T’s subsidiaries include:

•	small business lending

•	commercial middle market lending

•	real estate lending

•	retail lending

•	home equity lending

•	sales finance

•	home mortgage lending

•	commercial mortgage lending

•	equipment finance

•	asset management

•	retail and wholesale agency insurance

•	institutional trust services

•	wealth management / private banking

•	investment brokerage services

•	capital markets services

•	commercial finance

•	consumer finance

•	international banking services

•	treasury services

•	venture capital

•	bankcard and merchant services

•	insurance premium finance

•	payroll processing

Merger Strategy

BB&T is a regional financial holding company. The core of its business and franchise was created by the merger-of-equals between BB&T and Southern National Corporation in 1995 and the acquisition of United Carolina Bancshares in 1997. BB&T has maintained a long-term focus on a strategy that includes expanding and diversifying the BB&T franchise in terms of revenues, profitability and asset size. Tangible evidence of this focus is the growth in average total assets, loans and deposits, which have increased over the last five years at compound annual rates of 10.7%, 11.2%, and 11.8%, respectively.

BB&T’s growth in business, profitability and market share over the past several years was enhanced significantly by mergers and acquisitions. Management made a strategic decision not to pursue bank or thrift acquisitions during 2004 or 2005, instead focusing on fully integrating recent mergers and improving internal growth. Management resumed strategic mergers and acquisitions in 2006, including bank and thrift acquisitions primarily within BB&T’s existing footprint. BB&T will continue to pursue economically advantageous acquisitions of insurance agencies, asset managers, consumer and commercial finance companies, and other strategic opportunities to grow existing businesses or expand into other related financial businesses. BB&T’s acquisition strategy is focused on three primary objectives:

•	to pursue acquisitions of banks and thrifts in the Carolinas, Virginia, Maryland, Washington D.C., Georgia, West Virginia, Tennessee, Kentucky, and Florida with assets of $500 million to $15 billion, with an informal target of growing approximately 5% of BB&T’s assets through acquisitions;

•	to acquire companies in niche markets that provide products or services that can be offered through the existing distribution system to BB&T’s current customer base; and

•	to consider strategic nonbank acquisitions in markets that are economically feasible and provide positive long-term benefits.

BB&T consummated acquisitions of 50 community banks and thrifts, 77 insurance agencies and 30 nonbank financial services providers over the last fifteen years. In the long-term, BB&T expects to continue to take advantage of the consolidation in the financial services industry and expand and enhance its franchise through mergers and acquisitions. The consideration paid for these acquisitions may be in the form of cash, debt or BB&T stock. The amount of consideration paid to complete these transactions may be in excess of the book value of the underlying net assets acquired, which could have a dilutive effect on BB&T’s earnings. In addition, acquisitions often result in significant front-end charges against earnings; however, cost savings and revenue enhancements, especially incident to in-market bank and thrift acquisitions, are also typically anticipated.

INFORMATION ABOUT COASTAL FINANCIAL

General

Coastal Financial is the savings and loan holding company for Coastal Federal Bank, a federally chartered savings bank. The corporate offices of Coastal Financial and Coastal Federal Bank are located at 2619 Oak Street, Myrtle Beach, South Carolina, and the telephone number at that location is (843) 205-2000.

Coastal Federal Bank’s principal business currently consists of attracting deposits from the general public and using these funds to originate consumer loans, commercial business loans, commercial real estate loans, residential mortgage loans, and land development loans. Coastal Federal Bank is regulated by the Office of Thrift Supervision and its deposits accounts are insured up to the legal limits by the Federal Deposit Insurance Corporation under the Deposit Insurance Fund.

As of December 31, 2006, Coastal Financial had total assets of $1.66 billion, total deposits of approximately $1.06 billion and approximately $116.0 million of stockholders’ equity.

Coastal Federal Bank has sixteen offices in Horry County, South Carolina; one office in Georgetown County, South Carolina; four offices in Brunswick County, North Carolina; and three offices in New Hanover County, North Carolina. Coastal Federal Bank’s primary market area is located along the coastal regions of South Carolina and North Carolina and predominately center around the metropolitan regions of Myrtle Beach, South Carolina, and Wilmington, North Carolina, and their surrounding counties.

Coastal Federal Bank’s principal lending activities are the origination of consumer loans, commercial business loans, commercial real estate loans, residential mortgage loans, and land development loans. Coastal Federal Bank originates construction and permanent loans on single family and multi-unit dwellings, as well as on commercial structures. Coastal Federal Bank emphasizes the origination of adjustable rate residential and commercial real estate mortgages.

Deposits and loan repayments are the major sources of Coastal Federal Bank’s funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. Borrowings may be used to compensate for reductions in the availability of funds from other sources.

Coastal Federal Bank primarily attracts deposits from within its primary market area through the offering of a broad selection of deposit instruments, including checking accounts, money market accounts, savings accounts, certificates of deposit and retirement accounts.

Lending Activity

Coastal Federal Bank’s net loan portfolio, including loans held for sale, totaled approximately $1.09 billion as of December 31, 2006, representing approximately 65.7% of its total assets.

	At December 31,		At September 30,
	2006		2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Mortgage loans:
Construction	$203,001	17.91%	$203,755	17.96%	$142,959	14.56%	$93,292	11.23%	$81,227	11.16%	$45,544	7.99%
Single family to 4 family units	378,793	33.42	392,425	34.59	371,014	37.79	337,533	40.62	308,293	42.37	261,296	45.88
Land, land development and other, primarily commercial real estate	450,874	39.77	437,968	38.60	369,714	37.66	312,460	37.60	263,688	36.24	202,117	35.49
Commercial business loans	38,459	3.39	38,656	3.41	38,691	3.94	32,101	3.86	24,475	3.36	18,377	3.23
Consumer loans:
Mobile home	5,006	0.44	5,194	0.46	4,308	0.44	4,618	0.56	4,607	0.63	3,446	0.61
Automobiles	6,739	0.59	7,039	0.62	8,221	0.84	8,177	0.98	8,516	1.17	7,117	1.25
Equity lines of credit	41,508	3.66	40,331	3.55	34,019	3.47	30,906	3.72	26,639	3.66	24,273	4.26
Other	9,236	0.82	9,178	0.81	12,777	1.30	11,905	1.43	10,234	1.41	7,378	1.29

Total loans and loans held for sale, gross	$1,133,616	100.00%	$1,134,546	100.00%	$981,703	100.00%	$830,992	100.00%	$727,679	100.00%	$569,548	100.00%

Add (Subtract):
Loans in process	(30,071)		(31,982)		(28,345)		(21,613)		(16,570)		(6,365)
Deferred loan costs, net	175		246		771		674		556		245
Allowance for loan losses	(12,768)		(12,726)		(11,748)		(11,077)		(9,832)		(7,883)

Total loans and loans held for sale, net	$1,090,952		$1,090,084		$942,381		$798,976		$701,833		$555,545

DESCRIPTION OF BB&T CAPITAL STOCK

General

The authorized capital stock of BB&T consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $5.00 per share. As of February 28, 2007, there were 542,305,686 shares of BB&T common stock issued and outstanding, which excludes shares expected to be issued in pending acquisitions. There were no shares of BB&T preferred stock issued and outstanding as of such date. Based on the number of shares of Coastal Financial common stock outstanding at the record date, it is estimated that approximately [          ] shares of BB&T common stock would be issued in the merger (including as a result of the conversion of Coastal Financial stock options).

BB&T Common Stock

Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board of Directors out of funds legally available for the payment of dividends and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board of Directors may set for any series of BB&T preferred stock that BB&T may issue in the future.

The transfer agent and registrar for BB&T common stock is Branch Bank. BB&T will apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

Under BB&T’s Articles of Incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board of Directors or a duly authorized committee. The BB&T Board of Directors or committee thereof may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board of Directors to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T.

Anti-takeover Provisions

Provisions of the NCBCA and BB&T’s Articles of Incorporation and Bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board of Directors to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms of BB&T preferred stock, may delay or prevent takeover attempts not first approved by the BB&T Board of Directors. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

Control Share Acquisition Act

The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock. For a description of this statute, see “Comparison of the Rights of BB&T Shareholders and Coastal Financial Shareholders — Anti-takeover Statutes” on page [  ].

Provisions Regarding the BB&T Board of Directors

BB&T’s Articles of Incorporation and Bylaws permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring control of BB&T. For a description of these provisions, see “Comparison of the Rights of BB&T Shareholders and Coastal Financial Shareholders-Board of Directors” on page [  ].

Meeting of Shareholders; Shareholders’ Nominations and Proposals

Under BB&T’s Bylaws, meetings of the shareholders may be called only by the BB&T’s Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Secretary or the BB&T Board of Directors. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders’ meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in a change of control in BB&T. See “Comparison of the Rights of BB&T Shareholders and Coastal Financial Shareholders-Shareholder Nominations and Shareholder Proposals” on page [  ].

COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS
AND COASTAL FINANCIAL SHAREHOLDERS

When the merger becomes effective, holders of Coastal Financial common stock will become shareholders of BB&T. The following is a summary of the material differences between the rights of holders of BB&T common stock and holders of Coastal Financial common stock. Because BB&T is incorporated under the laws of North Carolina and Coastal Financial is incorporated under the laws of Delaware, the differences in the rights of holders of BB&T common stock and those of holders of Coastal Financial common stock arise from differing provisions of the NCBCA and the DGCL, in addition to differing provisions of their respective Articles or Certificate of Incorporation and Bylaws.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of Coastal Financial common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist.

Summary of Material Differences of the Rights of BB&T and Coastal Financial Shareholders

(A more complete description of the items in this chart immediately follows.)

	BB&T	Coastal Financial

Authorized Capital Stock	• 1,000,000,000 shares of common stock	• 50,000,000 shares of common stock
	• 5,000,000 shares of preferred stock	• 1,000,000 shares of serial preferred stock

Special Meetings of Shareholders	• May be called by the Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Secretary, or the Board of Directors	• May be called only by the Board of Directors or by a duly designated committee of the Board

Board of Directors	• Minimum size is three	• Minimum size is five
	• Maximum size is 25	• Maximum size is 25
	• Current size is 15	• Current size is 10
• Not classified. All directors must be elected at each year’s annual meeting
	• May be removed only for cause and by a vote of shareholders holding a majority of the shares entitled to vote at an election of directors	• Divided into three classes • May be removed with or without cause by the affirmative vote of 70% of the shares then entitled to vote at an election of directors

BB&T	Coastal Financial

Dividends and Other Distributions	• NCBCA prohibits BB&T from making distributions to shareholders that would render BB&T unable to pay its debts as they become due or that would result in its total assets being less than the sum of its total liabilities plus the amount needed to satisfy preferential rights of shareholders
• BB&T’s ability to pay distributions depends on the amount of dividends its bank subsidiaries, which are subject to regulatory restrictions, pay to BB&T	• DGCL limits Coastal Financial from paying dividends and other distributions to shareholders to an amount equal to the excess of its net assets (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no such excess, to its net profits for the year in which the dividend or distribution is declared and/or the immediately preceding fiscal year
• Coastal Financial’s ability to pay dividends and distributions to its shareholders depends on the ability of its principal subsidiary, Coastal Federal Bank, to pay dividends to Coastal Financial. The ability of Coastal Federal Bank to pay dividends is subject to regulatory restrictions

Shareholder Nominations and Shareholder Proposals	• In the case of an annual meeting of shareholders, shareholders must submit nominations of candidates for election as directors, or proposals for consideration at the annual meeting of shareholders at least 60 days, but no more than 90 days, in advance of the first anniversary of the notice date of BB&T’s proxy statement for the preceding year’s annual meeting; in the case of a special meeting of shareholders, shareholders must submit director nominations and other proposals for consideration at the meeting no later than the tenth day following the notice date of the special meeting	• Shareholders must submit nomination of candidates for election as directors, or business proposals for consideration at a regularly scheduled annual or special meeting of shareholders, at least 30 days but no more than 60 days in advance of any meeting, and in the case of a meeting where shareholders received less than 31 days’ notice of such meeting, no later than the tenth day following the notice date of such meeting
• Proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934
• Proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934

	BB&T	Coastal Financial

Discharge of Duties; Exculpation and Indemnification; Advancement of Expenses	• Directors must discharge duties according to NCBCA
• Directors have no personal liability for monetary damages for certain breaches of duty as a director
• BB&T will indemnify directors and officers against liabilities arising out of his or her status as a director or officer to the fullest extent permitted under applicable law, subject to certain exceptions	• Directors must discharge duties according to DGCL
• Similarly, directors have no personal liability for monetary damages for certain breaches of duty as a director
• Coastal Financial will indemnify directors, officers and employees against liabilities arising out of his or her status as a director, officer or employee for acts believed in good faith to be in or not opposed to the best interests of Coastal Financial, subject to certain exceptions
• Coastal Financial may advance expenses to directors, officers and employees under certain conditions

Mergers, Share Exchanges and Sales of Assets	• Must be approved by a majority of shareholders, except approval of a merger by shareholders of the surviving corporation is not required under certain circumstances	• Substantially similar requirements relating to approval by a majority of shareholders subject to specific requirements for approval of certain business combinations with related parties

Anti-Takeover Statutes	• The North Carolina Share Acquisition Act applies to BB&T, which is triggered upon the acquisition by a person of shares of voting stock of BB&T that, when added to all other shares beneficially owned by the person, would result in that person crossing specified thresholds, in which case BB&T’s ability to confer voting rights on the acquired shares are subject to certain approval rights of the existing shareholders
• BB&T has opted out of the North Carolina Shareholder Protection Act, which would require that certain business combinations with existing shareholders either be approved by supermajority of the other shareholders or meet certain “fair price” requirements	• Certificate of Incorporation requires that certain “business combinations” with related parties must be approved by (i) at least 80% of outstanding stockholders voting as a single class and (ii) at least a majority vote of disinterested shares; however, a lower approval standard may apply if a majority of disinterested directors approves the business combination
• Under Section 203 of the DGCL, if a person acquires 15% or more of Coastal Financial stock, that person may not engage in certain business combinations with the corporation for a period of three years, subject to certain exceptions

	BB&T	Coastal Financial

Amendments to Articles / Certificate of Incorporation and Bylaws	• Articles may be amended upon approval by a majority of the votes cast within each voting group entitled to vote
• Directors and shareholders may each amend Bylaws, provided that, subject to certain exceptions, Directors may not amend a Bylaw adopted by shareholders	• Certificate of Incorporation may be amended in accordance with Delaware law, except that certain provisions may be amended only upon the affirmative vote of holders of at least 70% of the shares then entitled to vote at an election of directors
• Directors may amend the Bylaws by an affirmative vote of two-thirds of directors and shareholders may amend the Bylaws by the affirmative vote of holders of at least 70% of the shares then entitled to vote at an election of directors

Consideration of Business Combinations	• Articles and Bylaws do not set forth specific considerations	• Certificate and Bylaws do not set forth specific considerations except for specific requirements for approval of certain business combinations with related parties

Shareholders’ Rights of Dissent and Appraisal	• No rights available in the merger	• No rights available in the merger

Authorized Capital Stock

BB&T

BB&T’s authorized capital stock consists of 1,000,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of BB&T preferred stock, par value $5.00 per share. BB&T’s Articles of Incorporation authorize the BB&T Board of Directors to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series. As of February 28, 2007, there were 542,305,686 shares of BB&T common stock outstanding, which excludes shares expected to be issued in pending acquisitions. No shares of BB&T preferred stock were issued and outstanding as of that date.

Coastal Financial

Coastal Financial’s authorized capital stock consists of 50,000,000 shares of Coastal Financial common stock, par value $0.01 per share, and 1,000,000 shares of Coastal Financial serial preferred stock, par value $0.01 per share. Coastal Financial’s Certificate of Incorporation authorizes the Coastal Financial Board of Directors to issue shares of Coastal Financial serial preferred stock in series and to fix and state the powers, designations, preferences and other rights of the shares of such series, and the qualifications, limitations or restrictions of such series. As of December 31, 2006, there were 21,717,228 shares of Coastal Financial common stock outstanding, and no shares of Coastal Financial serial preferred stock outstanding.

Special Meetings of Shareholders

BB&T

BB&T’s Bylaws provide that special meetings of the shareholders of BB&T may be called at any time by BB&T’s Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Secretary, or the BB&T Board of Directors.

Coastal Financial

Coastal Financial’s Certificate of Incorporation and Bylaws provide that special meetings of the shareholders of Coastal Financial may be called at any time only by a majority of Coastal Financial’s Board of Directors or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authorities, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power and authority to call such meetings.

Board of Directors

BB&T

BB&T’s Bylaws provide for a board of directors consisting of not less than three nor more than 25 members as determined from time to time by resolution of a majority of the members of the BB&T Board of Directors or by resolution of the shareholders of BB&T. Currently, the BB&T Board of Directors consists of 15 directors. Under BB&T’s Bylaws, directors are elected at each year’s annual meeting of shareholders. Directors may be removed only for cause and by a vote of shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed when the number of shares voting against removal would be sufficient to elect a director if such shares could be voted cumulatively at an annual election.

Coastal Financial

Coastal Financial’s Certificate of Incorporation provides for a board of directors consisting of not less than five and not more than 25 members, as provided from time to time in accordance with the Coastal Financial Bylaws. The board of directors is divided into three classes, with one class elected at each annual meeting of shareholders. Currently, the Coastal Financial Board of Directors consists of ten directors. Coastal Financial’s Certificate of Incorporation provides that, subject to rights of any holders of preferred stock relating to election of directors, shareholders may remove directors with or without cause by the affirmative vote of 70% of the shares then entitled to vote at an election of directors.

Dividends and Other Distributions

BB&T

The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it unable to pay its debts as they become due in the usual course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T’s ability to support its bank subsidiaries.

Coastal Financial

Under Delaware law, shareholders are entitled, when declared by the board of directors, to receive dividends, subject to any restrictions contained in the certificate of incorporation and subject to any rights or preferences of any series of preferred stock. Holders of Coastal Financial common stock may receive dividends only after the satisfaction of any preferential rights of holders of Coastal Financial preferred stock. In the event of any liquidation, dissolution or winding up of Coastal Financial, holders of Coastal Financial common stock are entitled to receive the remaining assets of Coastal Financial available for distribution after the payment of all debts and liabilities and after satisfaction of any preferential amounts entitled to holders of Coastal Financial preferred stock.

Shareholder Nominations and Shareholder Proposals

BB&T

BB&T’s Bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board of Directors or one of its committees, of candidates for election as directors. BB&T’s Bylaws provide that a shareholder wishing to nominate a candidate for election to the BB&T Board of Directors must, in the case of an annual meeting, submit the nomination in writing to the Secretary of BB&T at least 60 days but no more than 90 days in advance of the first anniversary of the notice date of BB&T’s proxy statement for the preceding year’s annual meeting, and, in the case of a special meeting, submit the notification no later than the tenth day following the notice date of such special meeting. The notification must contain biographical information about the candidate and the shareholder’s name, shareholdings, and any material interests of the shareholder in the nomination. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the Chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual or special meeting of shareholders must notify the Secretary of BB&T within the same timeframe as for director nominations. The notice for a shareholder proposal generally must contain: (a) a brief description of the proposal, (b) the name, address, and shareholdings of the shareholder submitting the proposal, and (c) any material interest of the shareholder in the proposal.

In accordance with Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to shareholders. As provided in rules promulgated under the Exchange Act, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

Coastal Financial

Coastal Financial’s Certificate of Incorporation establishes advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Coastal Financial Board of Directors, of candidates for election as directors. Coastal Financial’s Certificate of Incorporation provides that a shareholder wishing to nominate a candidate for election to the Coastal Financial Board of Directors must submit the nomination in writing to the Secretary of Coastal Financial at least 30 days but no more than 60 days in advance of any meeting, and, in the case of a meeting where shareholders received less than 31 days’ notice of such meeting, must submit the notification no later than the tenth day following the notice date of such meeting. The notification must contain biographical information about the candidate and the shareholder’s name, shareholdings, and any material interests of the shareholder in the nomination. Coastal Financial shareholders wishing to submit proposals to be included in the proxy statement and be presented at a regularly scheduled annual meeting of the Coastal Financial shareholders are subject to the same additional requirements under Exchange Act Rule 14a-8 as are BB&T shareholders.

In addition, a shareholder intending to make a business proposal for consideration at a regularly scheduled annual or special meeting of shareholders must notify the Secretary of Coastal Financial within the same time frame as for director nominations. The notice for a shareholder proposal generally must contain: (a) a brief description of the proposal, (b) the name, address, and shareholdings of the shareholder submitting the proposal, and (c) any material interest of the shareholder in the proposal. Nominations or proposals that are not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the Chairman of the meeting.

Discharge of Duties; Exculpation and Indemnification; Advancement of Expenses

BB&T

The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that the duties of a director weighing a change of control situation are not different, nor is the standard of care any higher, than that which is otherwise provided.

BB&T’s Articles of Incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damages for breach of a duty as a director. BB&T’s Bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T. The NCBCA permits a corporation to indemnify or agree to indemnify an individual who is or was a director, officer, employee or agent against liability and expenses in any proceeding (including a proceeding brought on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities, except for activities which were at the time taken known or believed by him to be clearly in conflict with the best interests of the corporation. Further, the NCBCA requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Coastal Financial

Coastal Financial’s Certificate of Incorporation provides that, to the fullest extent permitted by DGCL, a director shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL relating to unlawful payment of dividends or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit.

Delaware law provides a corporation may indemnify any director made party to any proceeding by reason of service in that capacity if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Delaware law also provides that a corporation may not indemnify a director with respect to any claim, issue or matter as to which the director has been adjudged to be liable to the corporation unless and only to the extent the Court of Chancery or court where such action was brought determines indemnity is proper. Furthermore, directors shall be indemnified where they have been successful on the merits or otherwise.

Coastal Financial’s Certificate of Incorporation provides that the corporation shall indemnify any director, officer or employee made party to a derivative lawsuit because such person is or was serving as director, officer or employee against expenses actually and reasonably incurred by such person, including attorneys’ fees but excluding amounts paid in settlement, in connection with the defense or settlement of the derivative lawsuits. Coastal Financial’s Certificate of Incorporation also provides that the corporation shall indemnify any director, officer or employee made party to a nonderivative lawsuit because such person is or was serving as director, officer or employee against amounts actually and reasonably incurred by such person in connection with the defense or settlement of the nonderivative lawsuit, including, but not limited to: (i) expenses (including attorneys’ fees); (ii) amounts paid in settlement; (iii) judgments; and (iv) fines. Coastal Financial’s Certificate of Incorporation also provides that the corporation may advance any expenses (including attorney’s fees) to any person which may become subject to indemnification if the person undertakes in writing to repay such advances if the person is ultimately not entitled to indemnification.

Mergers, Share Exchanges and Sales of Assets

BB&T

The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See “— Anti-Takeover Statutes” below.

Coastal Financial

The DGCL provides that mergers and sales of all or substantially all of the assets of a Delaware corporation must be approved by a majority in voting power of the outstanding stock of the corporation entitled to vote. The DGCL also provides that, unless otherwise required under the corporation’s certificate of incorporation, approval of a merger by the shareholders of the surviving corporation is not required under certain instances, including a merger in which the number of voting shares outstanding immediately after the merger (which includes the number of voting shares issuable as a result of the merger) does not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger. Coastal Financial’s Certificate of Incorporation contains additional requirements relating to approval of business combinations with a “related person”, as discussed below. Finally, the DGCL also provides that no shareholder vote is required in connection with certain mergers pursuant to which a corporation reorganizes into a holding company structure.

Anti-Takeover Statutes

BB&T

The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to give management of publicly-owned North Carolina corporations based within the state more time and greater control in any hostile tender offer. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation, and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain “fair price” requirements. Pursuant to a provision in the BB&T Bylaws, BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by the Act.

Coastal Financial

Coastal Financial’s Certificate of Incorporation provides that certain “business combinations” involving a “related person” must be approved by: (i) at least 80% of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class; and (ii) at least a majority vote of disinterested shares entitled to vote thereon. However, this vote requirement is not applicable to any particular business combination, and such business combination shall require only such affirmative vote of the outstanding shares of capital stock entitled to vote as required by the Certificate of Incorporation or by applicable law, if a majority of directors not affiliated with the related person approves the business combination. A “related person” generally means a person or entity, together with any affiliates, that in the aggregate owns greater than 10% of the outstanding shares of Coastal Financial common stock.

The DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested shareholder” (for purposes of Section 203), that person may not engage in certain business combinations with the corporation for a period of three years unless (1) the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested shareholder; (2) the person became an interested shareholder and 85% owner of the voting stock of the corporation in the same transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (3) the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested shareholder at an annual or special meeting. A Delaware corporation may elect not to be governed by Section 203. Coastal Financial has not made such an election.

Amendments to Articles/Certificate of Incorporation and Bylaws

BB&T

The NCBCA generally requires that any amendment to Articles of Incorporation be proposed by the board of directors. The amendment then must be approved by a majority of the votes cast within each voting group entitled to vote unless another provision of the NCBCA, the Articles of Incorporation, or the board of directors requires a greater vote. BB&T’s Bylaws provide that BB&T’s Board of Directors has the authority to amend the Bylaws without the assent or vote of the shareholders. The Bylaws also provide that the shareholders of the corporation may amend the Bylaws and state that no Bylaw adopted or amended by the shareholders shall be altered or repealed by the Board. The Bylaws further require the affirmative vote of 2/3 of the total number of shares outstanding to amend, alter, change or repeal certain Bylaw provisions. The NCBCA provides that unless the Articles of Incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders.

Coastal Financial

Under Delaware law, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. Coastal Financial’s Certificate of Incorporation generally allows for amendment in the manner prescribed by Delaware law. However, the affirmative vote of the holders of at least 70% of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal provisions of the Certificate of Incorporation relating to (1) shareholder meetings and cumulative voting, (2) notice requirements for director nominations or proposals for new business, (3) the number, terms, classifications and removal of directors, (4) approval of certain business combinations with interested shareholders, (5) elimination of directors’ liability,(6) indemnification of directors, officers and employees, and (7) amendments to the Bylaws or to the Certificate of Incorporation.

Coastal Financial’s Certificate of Incorporation provides that the Bylaws may be amended by the Board of Directors or by the shareholders at a properly called meeting for that purpose. Action by shareholders with respect to Bylaws shall be taken by the affirmative vote of the holders of 70% of the outstanding shares entitled to elect directors, voting together as a single class, and action by the Board of Directors with respect to the Bylaws shall be taken by an affirmative vote of two-thirds of the board of directors.

Consideration of Business Combinations

BB&T

BB&T’s Articles of Incorporation and Bylaws do not specify any factors to which the BB&T Board of Directors must give consideration in evaluating a transaction involving a potential change in control of BB&T. Further, as stated above, the NCBCA expressly provides that the duties of a director weighing a change of control situation are not different, nor is the standard of care any higher, than that which is otherwise provided.

Coastal Financial

Coastal Financial’s Certificate of Incorporation and Bylaws do not specify any factors to which the Coastal Financial Board of Directors must give consideration in evaluating a transaction involving a potential change in control of Coastal Financial, except for specific requirements for approval of certain business combinations with related parties as discussed in this subsection above under “Anti-Takeover Statutes — Coastal Financial.”

Shareholders’ Rights of Dissent and Appraisal

BB&T

The NCBCA provides that shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares. Dissenters’ rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange, or sale or exchange of property unless (a) the Articles of Incorporation of the corporation that issued the shares provide otherwise; or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (i) cash; (ii) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders; or (iii) a combination of cash and such shares. BB&T’s Articles of Incorporation do not authorize any additional dissenters’ rights.

Coastal Financial

Delaware law provides that shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares (so-called “appraisal rights”). Appraisal rights do not apply if, however, (1) the shares are listed on a national securities exchange or are held by 2,000 or more holders of record (as is currently the case with respect to Coastal Financial’s common stock) and (2) except for cash in lieu of fractional share interests, the shares are being exchanged for the shares of the surviving corporation of the merger or the shares of any other corporation, which shares of such other corporation will, as of the effective date of the merger or consolidation, be listed on a national securities exchange or be held of record by more than 2,000 holders (as is currently the case with respect to BB&T’s common stock).

Delaware law also provides that any corporation may provide in its certificate of incorporation that appraisal rights shall be available in connection with amendments to its certificate of incorporation, any merger to which the corporation is a party or the sale of all or substantially all of the corporation’s assets. Coastal Financial’s Certificate of Incorporation contains no such provision.

Liquidation Rights

BB&T

In the event of the liquidation, dissolution, or winding up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T’s assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

Because BB&T is a financial holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary’s creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

Coastal Financial

In the event of the liquidation, dissolution, or winding up of the affairs of Coastal Financial, holders of outstanding shares of Coastal Financial common stock have substantially similar rights as BB&T shareholders.

Because Coastal Financial is a savings and loan holding company, its rights, the rights of its creditors and of its shareholders to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that Coastal Financial may itself be a creditor with recognized claims against the subsidiary.

SHAREHOLDER PROPOSALS

On January 29, 2007, Coastal Financial held its annual meeting of shareholders relating to its fiscal year ended September 30, 2006 and does not intend to hold another annual meeting of its shareholders unless the merger agreement is terminated without the merger being completed. In the event that the merger is not completed, any proposal that a shareholder wishes to have presented at the next annual meeting of shareholders and included in Coastal Financial’s proxy materials must have been received at the main office of Coastal Financial, 2619 Oak Street, Myrtle Beach, South Carolina, by August 20, 2007. However, if Coastal Financial holds its 2007 annual meeting of shareholders more than 30 days from January 29, 2008, a shareholder proposal must be received within a reasonable time before Coastal Financial begins to print and mail the proxy solicitation materials for its 2007 annual meeting. Any shareholder proposals will be subject to Rule 14a-8 under the Exchange Act. It is urged that any proposals be sent by certified mail, return receipt requested.

OTHER BUSINESS

The Coastal Financial Board of Directors is not aware of any business to come before the meeting other than those matters described in this proxy statement/ prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited by this proxy statement/ prospectus will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

LEGAL MATTERS

The validity of the shares of BB&T common stock offered by this proxy statement/ prospectus has been passed upon by M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation. Ms. Oliver owns shares of BB&T’s common stock and holds options to purchase additional shares of BB&T’s common stock. The federal income tax consequences of the merger have been passed upon by Womble Carlyle Sandridge & Rice, PLLC.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of BB&T incorporated in this proxy statement/ prospectus by reference to BB&T’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Coastal Financial Corporation and subsidiaries as of September 30, 2006 and 2005, and for each of the years in the three-year period ended September 30, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006, have been incorporated in this proxy statement/ prospectus by reference to the Coastal Financial Corporation Annual Report on Form 10-K for the year ended September 30, 2006 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit reports refer to the fact that Coastal Financial Corporation and subsidiaries adopted, effective October 1, 2005, the provisions of Statement of Financial Accounting Standard No. 123R, Share-Based Payment.

WHERE YOU CAN FIND MORE INFORMATION

BB&T and Coastal Financial file their annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or certain other information that the companies file with the Securities and Exchange Commission at the SEC’s Public Reference Room, 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Reports, proxy statements and other information with respect to BB&T should also be available for inspection at the offices of the NYSE. Reports, proxy statements and other information with respect to Coastal Financial should also be available for inspection at the offices of NASDAQ.

BB&T has filed the registration statement to register with the Securities and Exchange Commission the BB&T common stock to be issued to Coastal Financial shareholders in the merger. This proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by Securities and Exchange Commission rules, this proxy statement/ prospectus does not contain all the information you can find in BB&T’s registration statement or the exhibits to the registration statement.

The Securities and Exchange Commission allows Coastal Financial and BB&T to “incorporate by reference” information into this proxy statement/ prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/ prospectus or in later filed documents incorporated by reference in this proxy statement/ prospectus.

This proxy statement/ prospectus incorporates by reference the documents set forth below that Coastal Financial and BB&T have previously filed with the Securities and Exchange Commission and that contain important information about Coastal Financial and BB&T and their businesses.

BB&T Securities and Exchange Commission Filings (File No. 1-10853)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2006
Registration Statement on Form 8-A (describing BB&T’s common stock)	Filed September 4, 1991

Coastal Financial Securities and Exchange Commission Filings (File No. 0-19684)

Annual Report on Form 10-K	For the fiscal year ended September 30, 2006
Quarterly Report on Form 10-Q	For the quarter ended December 31, 2006
Current Reports on Form 8-K	Filed December 27, 2006 (under Items 1.01 and 9.01) and February 14, 2007 (under Items 5.02 and 9.01)

Coastal Financial and BB&T also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this proxy statement/ prospectus and (a) in the case of BB&T, the completion of the merger or the termination of the merger agreement and (b) in the case of Coastal Financial, the date of the special meeting of shareholders or, if sooner, the termination of the merger agreement (other than information in such future filings deemed, under Securities and Exchange Commission rules, not to have been filed). These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and Coastal Financial has supplied all such information relating to Coastal Financial.

If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission’s Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/ prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

BB&T Corporation	Coastal Financial Corporation
Investor Relations	Investor Services
150 South Stratford Road, Suite 300	2619 Oak Street
Winston-Salem, North Carolina 27104	Myrtle Beach, South Carolina 29577
(336) 733-3058	Telephone: (843) 205-2676

If you would like to request documents, please do so by [          ], 2007 to receive them before the meeting.

You should rely only on the information contained or incorporated by reference into this proxy statement/ prospectus. BB&T and Coastal Financial have not authorized anyone to provide you with information that is different from that contained in this proxy statement/ prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated [     ].  You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than the date of this proxy statement/ prospectus. Neither the mailing of this proxy statement/ prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF MERGER
dated as of
December 20, 2006
by and between
BB&T CORPORATION
and
COASTAL FINANCIAL CORPORATION

Appendix A-i

Appendix A-ii

This AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2006 (this “Agreement”), is by and between BB&T Corporation (“BB&T”), a North Carolina corporation, having its principal place of business in Winston-Salem, North Carolina, and Coastal Financial Corporation (“CFC”), a unitary thrift holding company incorporated in Delaware, having its principal place of business in Myrtle Beach, South Carolina.

RECITALS

A. The Proposed Transaction.  The parties intend to effect a strategic business combination through the merger of CFC with and into BB&T (the “Parent Merger”).

B. Board Determination.  The respective boards of directors of BB&T and CFC have each determined that the Parent Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals and are in the best interests of their respective shareholders and, therefore, have approved the Parent Merger, this Agreement and the plan of merger contained in this Agreement.

C. Employment Agreement.  As an inducement to, and condition of, BB&T’s willingness to enter into this Agreement, as of the date hereof, Michael C. Gerald has entered into a seven-year employment/consulting agreement with BB&T or its specified Subsidiary.

D. Intended Tax Treatment.  The parties intend the Parent Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving CFC or any of its Subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, CFC or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement to Merge” has the meaning set forth in Section 2.02.

“Bank” means Coastal Federal Bank, a federal savings bank and a wholly-owned subsidiary of CFC.

“BB&T 401(k) Plan” has the meaning set forth in Section 6.13(b).

“BB&T Articles” means the Articles of Incorporation of BB&T, as amended.

“BB&T Bank” means Branch Banking and Trust Company, a banking corporation organized under the laws of North Carolina and a wholly-owned subsidiary of BB&T.

“BB&T Board” means the Board of Directors of BB&T.

“BB&T Bonus Plan” has the meaning set forth in Section 6.13(e).

Appendix A-1

“BB&T Bylaws” means the Bylaws of BB&T, as amended.

“BB&T Common Stock” means the common stock, $5.00 par value, of BB&T.

“BB&T Option Plan” has the meaning set forth in Section 3.06.

“BB&T Preferred Stock” means the preferred stock, par value $5.00 per share, of BB&T.

“BB&T SEC Documents” has the meaning set forth in Section 5.04(f)(i).

“Benefit Plan Determination Date” means the date or dates as determined by BB&T.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“CFC” has the meaning set forth in the preamble to this Agreement.

“CFC Affiliate” has the meaning set forth in Section 6.07.

“CFC Board” means the Board of Directors of CFC.

“CFC Bonus Arrangements” has the meaning set forth in Section 6.13(e).

“CFC Bylaws” means the Bylaws of CFC, as amended.

“CFC Certificate” means the Certificate of Incorporation of CFC, as amended.

“CFC Common Stock” means the common stock, par value $.01 per share, of CFC.

“CFC Financial Statements” has the meaning set forth in Section 5.03(g).

“CFC Meeting” has the meaning set forth in Section 6.02.

“CFC Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(u).

“CFC Preferred Stock” means the preferred stock, with no par value, of CFC.

“CFC Stock” means CFC Common Stock and CFC Preferred Stock.

“CFC Stock Option” has the meaning set forth in Section 3.06.

“CFC Stock Plans” means the option plans and agreements of CFC and its Subsidiaries pursuant to which rights to purchase CFC Common Stock are outstanding immediately prior to the Effective Time pursuant to (i) the Coastal Financial Corporation 1990 Stock Option and Incentive Plan, (ii) the Coastal Financial Corporation Directors Performance Plan, and (iii) the Coastal Financial Corporation 2000 Stock Option Plan.

“Closing” has the meaning set forth in Section 2.04.

“Code” has the meaning set forth in Recital D.

“Company-Owned Stock” shall mean shares of CFC Stock held by CFC or any of its Subsidiaries or by BB&T or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m)(i).

“Consultants” has the meaning set forth in Section 5.03(m)(i).

“DGCL” means the Delaware General Corporation Law, as amended.

“Directors” has the meaning set forth in Section 5.03(m)(i).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

“Effective Time” means the time on the Effective Date as provided for in Section 2.03.

Appendix A-2

“Employees” has the meaning set forth in Section 5.03(m)(i). All references herein to “employees of CFC” or “CFC employees” shall be deemed to mean employees of CFC, Bank or any of their respective Subsidiaries or affiliates.

“Employer Entity” has the meaning set forth in Section 6.13(b).

“Employment/Consulting Agreement” has the meaning set forth in Section 6.13(a).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).

“ERISA Affiliate Plan” has the meaning set forth in Section 5.03(m)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04.

“FDIA” means the Federal Deposit Insurance Act, as amended, and the rules and regulations thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Federal Reserve Board.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by CERCLA, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as now in effect.

“HOLA” means the Home Owners’ Loan Act, as amended, and the rules and regulations thereunder.

“Indemnified Party” has the meaning set forth in Section 6.12(a).

“Information” has the meaning set forth in Section 6.22.

“IRS” has the meaning set forth in Section 5.03(m)(ii).

The term “knowledge” means, with respect to a party hereto, actual knowledge after reasonable investigation by any officer of that party with the title of not less than a senior vice president or that party’s in-house counsel, if any.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any kind.

“Material Adverse Effect” means, with respect to CFC or BB&T, any effect that (i) is material and adverse to the financial position, results of operations or business of CFC and its Subsidiaries taken as a whole, or BB&T and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the

Appendix A-3

ability of either CFC or BB&T to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (c) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (d) actions or omissions of a party which have been waived in accordance with Section 9.02 hereof, (e) any modifications or changes made by CFC to its general business practices or policies as may be required by BB&T so as to be consistent with the practices or policies of BB&T, (f) changes in prevailing interest rates or in other general economic or market conditions, or (g) changes in global or national political conditions (including the outbreak of war or acts of terrorism) or due to natural disasters.

“Material Contracts” has the meaning set forth in Section 5.03(k).

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as set forth in Section 2.01 and Section 2.02, respectively.

“Merger Consideration” has the meaning set forth in Section 3.01.

“NASD” means The National Association of Securities Dealers.

“NASDAQ” means the NASDAQ Stock Market, Inc.

“NCBCA” shall mean the North Carolina Business Corporation Act, as amended.

“New Certificates” has the meaning set forth in Section 3.04.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Old Certificates” has the meaning set forth in Section 3.04.

“OTS” means the Office of Thrift Supervision.

“Parent Merger” has the meaning set forth in Recital A.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

“Person” has the meaning set forth in Section 5.03(k)(D).

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party’s Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section only if such information is explicitly discussed in that Section of the Disclosure Schedule or is specifically incorporated by reference to another Section of the Disclosure Schedule where such information is explicitly discussed.

“Proxy/Prospectus” has the meaning set forth in Section 6.03(a).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” shall mean any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities (including, without limitation, the North Carolina State Banking Commission, the FRB, the FDIC, the OTS and the SEC).

Appendix A-4

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Stock Exchange Ratio” has the meaning set forth in Section 3.01.

“Subsidiary”, “Subsidiaries” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.03(o).

“Takeover Provisions” has the meaning set forth in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Transferred Employee” has the meaning set forth in Section 6.13(b).

ARTICLE II

THE MERGER

2.01 The Parent Merger.  At the Effective Time, (i) CFC shall be merged with and into BB&T, and (ii) the separate corporate existence of CFC shall cease and BB&T shall survive and continue to exist as a North Carolina corporation (BB&T, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The BB&T Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the BB&T Bylaws, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation. BB&T may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II other than this sentence) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of CFC Stock as provided for in Article III of this Agreement (subject to adjustment as provided in Section 3.05), (ii) adversely affect the tax treatment of CFC’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

Appendix A-5

2.02 The Subsidiary Merger.  At the time specified by BB&T Bank in its Articles of Merger filed with the North Carolina Secretary of State (which shall not be earlier than the Effective Time), Bank shall merge with and into BB&T Bank (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by Bank and BB&T Bank and filed with the North Carolina Secretary of State and the OTS, as required. Upon consummation of the Subsidiary Merger, the separate corporate existence of Bank shall cease and BB&T Bank shall survive and continue to exist as a North Carolina state banking corporation and BB&T Bank shall surrender the Bank’s Charter to the OTS as required by Section 552.13(k) of the rules and regulations of the OTS. (The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to herein as the “Merger”.)

2.03 Effectiveness of the Parent Merger.  Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Parent Merger shall become effective upon the occurrence of the filing of articles of merger with the North Carolina Secretary of State in accordance with Section 55-11-05 of the NCBCA and the filing of the certificate of merger with the Delaware Secretary of State in accordance with Section 252 of the DGCL, or such later date and time as may be set forth in such filings (the time the Merger becomes effective on the Effective Date being referred to as the “Effective Time”).

2.04  Effective Date and Effective Time.  Subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place in the offices of the BB&T Legal Department at 200 West Second Street, Third Floor, Winston-Salem, North Carolina, at 11:00 a.m. on (i) the date designated by BB&T that is within thirty (30) days following the satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”); provided, however, that no such designation shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires, or (ii) such other date to which the parties may agree in writing.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01 Merger Consideration.  Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person, each share of CFC Common Stock (excluding Company-Owned Stock) issued and outstanding immediately prior to the Effective Time shall be converted into shares of BB&T Common Stock based upon a fixed exchange ratio (the “Stock Exchange Ratio”) of .385 of a share of BB&T Common Stock for each share of CFC Common Stock (subject to adjustment as set forth in Section 3.05) (the “Merger Consideration”).

(a) Company-Owned Stock.  Each share of CFC Common Stock held as Company-Owned Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(b) Outstanding BB&T Common Stock.  Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

3.02 Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of CFC Common Stock shall cease to be, and shall have no rights as, shareholders of CFC, other than to receive any dividend or other distribution with respect to such CFC Common Stock with a record date occurring prior to the Effective Time, and the consideration provided under this Article III, and each certificate previously representing any such shares of CFC Common Stock shall thereafter represent only the right to receive without interest (i) the number of whole shares of BB&T Common Stock and (ii) cash in lieu of fractional shares into which the shares of CFC Common Stock represented by such certificate have been converted pursuant to this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of CFC or the Surviving Corporation of any shares of CFC Stock.

3.03 Fractional Shares.  Notwithstanding any other provision hereof, no fractional shares of BB&T Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in

Appendix A-6

the Merger. Instead, BB&T shall pay to each holder of CFC Common Stock who would otherwise be entitled to a fractional share of BB&T Common Stock (after taking into account all Old Certificates (as defined below) delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional share of BB&T Common Stock to which the holder would be entitled by the average of the last sale price of BB&T Common Stock as of the market close (as reported on NYSEnet.com or, if not reported thereon, in another authoritative source) for the five (5) trading days immediately preceding the Effective Date.

3.04 Exchange Procedures.  (a) At or after the Effective Time, BB&T shall cause BB&T Bank (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of CFC Common Stock (“Old Certificates”), to exchange for outstanding shares of CFC Common Stock in accordance with this Article III, certificates representing shares of BB&T Common Stock (“New Certificates”) and an amount of cash for any fractional shares in accordance with Section 3.03 (together with any dividends or distributions with a record date occurring on or after the Effective Date with respect thereto without any interest on any such cash, dividends or distributions).

(b) As promptly as practicable after the Effective Date, upon the shareholder’s delivery to the Exchange Agent of Old Certificates owned by such shareholder representing shares of CFC Common Stock (or an indemnity affidavit reasonably satisfactory to BB&T and the Exchange Agent, if any, if such certificates are lost, stolen or destroyed), BB&T shall cause New Certificates into which such shares of CFC Common Stock are converted on the Effective Date to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (and in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive). No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such shareholder shall be entitled to receive pursuant to this Article III.

(c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of CFC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to BB&T Common Stock with a record date occurring on or after the Effective Date shall be paid to the record holder of any unsurrendered Old Certificate representing shares of CFC Common Stock converted in the Merger into the right to receive shares of such BB&T Common Stock until the holder thereof has delivered properly endorsed Old Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofor had become payable with respect to shares of BB&T Common Stock on or after the Effective Date, and which such holder had the right to receive upon surrender of the Old Certificates.

3.05 Anti-Dilution Provisions.  In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Date, the Stock Exchange Ratio shall be proportionately adjusted.

3.06 Options.  (a) On the Effective Date, whether or not then exercisable, each outstanding option to purchase shares of CFC Common Stock under the CFC Stock Plans (each, a “CFC Stock Option”) shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each CFC Stock Option in accordance with the terms of the CFC Stock Plans, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for CFC and the relevant committee of CFC’s Board of Directors for purposes of administering the CFC Stock Plans, (ii) each CFC Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such CFC Stock Option shall be the number of whole shares of BB&T Common Stock (omitting any fractional share) determined by multiplying the number of shares of CFC Common Stock subject to such CFC Stock Option immediately prior to the Effective Time by the Stock Exchange Ratio, and (iv) the per share exercise price under each such CFC Stock Option shall be adjusted by

Appendix A-7

dividing the per share exercise price under each such CFC Stock Option by the Stock Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may, at its election, substitute as of the Effective Time options under the BB&T Corporation 2004 Stock Incentive Plan or any other duly adopted comparable plan (in either case, the “BB&T Option Plan”) for all or a part of the CFC Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the CFC Stock Options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the CFC Stock Option Agreements and the CFC Stock Plans governing each CFC Stock Option. BB&T shall cause each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or an officer of BB&T as construed under Rule 16b-3 of the Exchange Act shall, as a condition to such conversion or substitution, to be approved in accordance with the provisions of Rule 16b-3. Each CFC Stock Option that is an incentive stock option shall be adjusted as required by Section 424 of the Code so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. Each CFC Stock Option that is intended to be exempt from the application of Code Section 409A and related regulations or other guidance shall be subject to adjustment as necessary in order to comply with Prop. Reg. Section 1.409A-1(b)(5)(v)(D), or any successor provisions thereto. BB&T and CFC agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.06. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. Within five (5) business days after the Effective Date, if it has not already done so, BB&T shall file a registration statement on Form S-3 or Form S-8 (or any successor or other appropriate form), as the case may be, with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the CFC Stock Plans assumed pursuant to this Section 3.06 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. CFC hereby represents that the CFC Stock Plans in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

(b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate written notice setting forth each participant’s rights pursuant thereto.

(c) Eligibility to receive stock option grants following the Effective Time with respect to BB&T Common Stock shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, and subject to any contractual obligations.

ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01 Forbearances of CFC.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on the Disclosure Schedule, without the prior written consent of BB&T, CFC will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course.  (i) Conduct the business of CFC and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, has or is reasonably likely to have a material adverse affect upon CFC’s ability to perform any of its material obligations under this Agreement, or (ii) enter into any new line of business or change its lending, investment,

Appendix A-8

underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation, policy or directive imposed by any Governmental or Regulatory Authority.

(b) Capital Stock.  Other than pursuant to Rights as Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of CFC Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, (iii) permit any additional shares of CFC Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, or (iv) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(c) Dividends, Etc.  Make, declare, pay or set aside for payment any dividend, other than (A) quarterly cash dividends on CFC Stock in an amount not to exceed the per share amount declared and paid in its most recent regular quarterly cash dividend, with record and payment dates as indicated in Section 6.15 hereof, (B) dividends from Subsidiaries to CFC, and (C) dividends from Coastal Real Estate Investment Corporation to holders of its outstanding shares of preferred stock.

(d) Compensation; Employment Agreements; Etc.  Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of CFC or its Subsidiaries (other than the Employment/Consulting Agreement and the Employment Agreements described in Section 6.13), or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation (including bonuses) to employees in the ordinary course of business consistent with past practice, (ii) for bonuses disclosed in the Disclosure Schedule, (iii) for other changes that are required by applicable law, and (iv) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, provided that the Coastal Financial Corporation 2007 Equity Incentive Plan shall not be deemed to be Previously Disclosed for purposes of this Section 4.01(d)(iv).

(e) Benefit Plans.  Enter into, establish, adopt or amend (except (i) as may be required by applicable law, (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iii) the regular annual renewal of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of CFC or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f) Dispositions.  Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business.

(g) Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents.  Amend the CFC Certificate, CFC Bylaws (or similar governing documents) or the Articles of Incorporation or Bylaws (or similar governing documents) of any of CFC’s Subsidiaries.

(i) Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP, or by BB&T but only after the satisfaction of the conditions set forth in Sections 7.01(a) and (b) and in no event earlier than five (5) business days before the Effective Date.

(j) Contracts.  Except in the ordinary course of business consistent with past practice, enter into or terminate any contract or amend or modify in any material respect any of its existing contracts.

(k) Claims.  Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not create precedent for

Appendix A-9

any other claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate, for all such settlements, that is not material to CFC and its Subsidiaries taken as a whole.

(l) Adverse Actions.  (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to Section 5.02, at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m) Risk Management.  Except pursuant to applicable law or regulation, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk.

(n) Indebtedness.  Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

(o) Capital Expenditures.  Make any capital expenditure or commitments with respect thereto in an amount in excess of $50,000 for any item or project, or $250,000 in the aggregate for any related items or projects, except as have been previously committed to prior to the date hereof.

(p) New Offices, Office Closures, Etc.  Close or relocate any offices at which business is conducted or open any new offices or ATMs, except as Previously Disclosed.

(q) Taxes.  (1) Fail to prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include CFC or any of its Subsidiaries) that are required to be filed (with extensions) on or before the Effective Date; provided, however, that BB&T shall have a reasonable opportunity, beginning at least fifteen (15) days prior to the due date thereof, to review and comment on the form and substance of any Tax Returns relating to the U.S. Federal income tax, or Delaware State franchise tax, (2) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (3) file an amended Tax Return, or (4) fail to maintain the books, accounts and records of CFC or any of its Subsidiaries in accordance with past custom and practice, including without limitation, making the proper accruals for Taxes, bonuses, vacation and other liabilities and expenses.

(r) Commitments.  Agree or commit to do any of the foregoing.

4.02 Forbearances of BB&T.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of CFC, BB&T will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions.  (i) Agree, commit or take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation, or (D) a substantial delay in the consummation of the Parent Merger.

Appendix A-10

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Schedules.  On or prior to the date hereof, BB&T has delivered to CFC a schedule and CFC has delivered to BB&T a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however, the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception, fact, event or circumstance, or that such item is reasonably likely to have, or result in, a Material Adverse Effect on the party making the representation or warranty.

5.02 Standard.  No representation or warranty of CFC or BB&T contained in Section 5.03 or 5.04 (other than representations and warranties contained in Section 5.03(b), which shall be true in all respects except for de minimus variations) shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had, or is reasonably likely to have, a Material Adverse Effect with respect to CFC or BB&T, as the case may be.

5.03 Representations and Warranties of CFC.  Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, CFC hereby represents and warrants to BB&T:

(a) Organization, Standing and Authority.  CFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. CFC is registered as a savings and loan holding company under the HOLA. Bank is a federally chartered savings bank and is organized, validly existing under the HOLA and in good standing under the laws of any jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capital Structure of CFC.  The authorized capital stock of CFC consists of (A) 50,000,000 shares of CFC Common Stock, of which 21,701,967 shares were outstanding as of November 30, 2006, and (B) 1,000,000 shares of CFC Preferred Stock, of which no shares were outstanding as of November 30, 2006. The outstanding shares of CFC Common Stock have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). As of November 30, 2006, (i) there were no shares of CFC Common Stock authorized and reserved for issuance, (ii) CFC did not have any Rights issued or outstanding with respect to CFC Common Stock, and (iii) CFC did not have any commitment to authorize, issue or sell any CFC Common Stock or Rights, except pursuant to the CFC Stock Plans. 239,217 shares of CFC Common Stock were issuable and reserved for issuance upon exercise of CFC Stock Options as of November 30, 2006, and 2,755,258 shares of CFC Common Stock subject to such CFC Stock Options were issued and outstanding as of November 30, 2006.

(c) Subsidiaries.

(i) (A) CFC has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each such Subsidiary, (B) CFC owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, except as Previously Disclosed, (C) no equity securities of any of CFC’s Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Rights or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or

Appendix A-11

arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by CFC or its Subsidiaries are fully paid and nonassessable and are owned by CFC or its Subsidiaries free and clear of any Liens.

(ii) CFC does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, or except as Previously Disclosed.

(iii) Each of CFC’s Subsidiaries has been organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(iv) Each Subsidiary of CFC that is a “Federal savings association” (as defined in the HOLA) is an “insured depository institution” as defined in the FDIA.

(d) Corporate Power; Authorized and Effective Agreement.  Each of CFC and its Subsidiaries has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. CFC has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, including the execution and filing of the certificate of merger with the Delaware Secretary of State. Bank has the corporate power and authority to consummate the Subsidiary Merger and to execute, deliver and perform its obligations under the Agreement to Merge in accordance with the terms of this Agreement.

(e) Corporate Authority.  Subject to receipt of the requisite adoption of this Agreement by the holders of a majority of the outstanding shares of CFC Common Stock entitled to vote thereon (which is the only shareholder vote required), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of CFC and the CFC Board prior to the date hereof. This Agreement is a valid and legally binding obligation of CFC, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Filings; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by CFC or any of its Subsidiaries in connection with the execution, delivery or performance by CFC of this Agreement or to consummate the Merger except for (A) filings of applications, notices and the Agreement to Merge, as applicable, with federal and state banking authorities, (B) filings with state securities authorities, (C) the filings of the articles of merger with the North Carolina Secretary of State pursuant to the NCBCA and the certificate of merger with the Delaware Secretary of State pursuant to the DGCL, and (D) consents or approvals Previously Disclosed. As of the date hereof, CFC is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the regulatory and shareholder approvals referred to above and the expiration of certain regulatory waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of CFC or of any of its Subsidiaries or to which CFC or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the CFC Certificate or the CFC Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except as Previously Disclosed.

Appendix A-12

(g) Financial Statements.

(i) CFC has previously delivered to BB&T true and complete copies of (A) its balance sheets as of September 30, 2004, 2005 and 2006 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, including the footnotes thereto, if any, additional or supplemental information supplied therewith and the report prepared in connection therewith by the independent registered public accountants auditing such financial statements; and (B) its interim monthly financial reports and financial statements for the period beginning after September 30, 2006 and ending on October 31, 2006 (as to each, the “Last Report Date”). The documents described in clauses (A) and (B) above (collectively, the “CFC Financial Statements”):

(1) are in accordance with the books and records of CFC;

(2) present fairly and accurately the assets, liabilities, revenues, expenses and financial condition of CFC as of the dates thereof, and the results of operations for the periods then ended;

(3) were prepared on a consistent basis throughout the periods involved, except as may be noted therein, and subject to normal year-end adjustments; and

(4) have been prepared in accordance with GAAP.

(ii) Neither CFC nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of CFC included in its annual report on Form 10-K for the fiscal year ended September 30, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2004 or in connection with this Agreement and the transactions contemplated hereby.

(iii) The records, systems, controls, data and information of CFC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CFC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 5.03(g)(iii). CFC (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act) to ensure that material information relating to CFC, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of CFC by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to CFC’s outside auditors and the audit committee of the CFC Board (y) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 promulgated under the Exchange Act) that are reasonably likely to adversely affect CFC’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in CFC’s internal control over financial reporting. These disclosures were made in writing by management to CFC’s auditors and to its audit committee and a copy has previously been made available to BB&T. As of the date hereof, there is no reason to believe that CFC’s outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Sections 302, 404 and 906 of the Sarbanes-Oxley Act, without qualification, when next due.

(iv) Since September 30, 2005, (A) through the date hereof, neither CFC nor any of its Subsidiaries nor, to CFC’s knowledge, any director, officer, employee, auditor, accountant or representative of CFC or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the

Appendix A-13

accounting or auditing practices, procedures, methodologies or methods of CFC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CFC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing CFC or any of its Subsidiaries, whether or not employed by CFC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by CFC or any of it Subsidiaries or any of their respective officers, directors, employees or agents to the CFC Board or any committee thereof or to any director or officer of CFC.

(h) Litigation.  Except as Previously Disclosed, there is no suit, action, investigation, audit or proceeding (whether judicial, arbitral, administrative or other) pending or, to CFC’s knowledge, threatened against or affecting CFC or any of its Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against CFC or any of its Subsidiaries.

(i) Regulatory Matters.

(i) Neither CFC nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities.

(ii) Neither CFC nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its knowledge has any Regulatory Authority commenced an investigation in connection therewith.

(j) Compliance with Laws.  Each of CFC and its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to CFC’s knowledge, no suspension or cancellation of any of them is threatened;

(iii) has not received, since September 30, 2004, any notification or communication from any Governmental Authority (A) asserting that CFC or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to CFC’s knowledge, do any grounds for any of the foregoing exist); and

(iv) is in compliance with all applicable listing standards, corporate governance standards and other rules and regulations of the NASDAQ.

(k) Material Contracts; Defaults.  (i) Except as set forth in CFC’s Disclosure Schedule, neither CFC nor any of its Subsidiaries or affiliates is a party to or is bound by any contract of the following

Appendix A-14

types that involve CFC or any of its Subsidiaries or affiliates, nor is any such contract presently being negotiated or discussed:

(A) Any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $50,000 in any one case or $100,000 in the aggregate in any period of 12 consecutive months;

(B) Any contract relating to any direct or indirect indebtedness for borrowed money (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property with an obligation in excess of $50,000 in any one case or $100,000 in the aggregate in any period of 12 consecutive months;

(C) Any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee of CFC or any of its Subsidiaries or affiliates or any third party;

(D) Any contract containing covenants limiting the freedom of CFC or any of its Subsidiaries or affiliates to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity (each, a “Person”) or in any area or territory;

(E) Any partnership, joint venture, limited liability company arrangement or other similar agreement;

(F) Any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement for the benefit of CFC’s or any of its Subsidiaries’ or affiliates’ current or former directors, officers, and employees;

(G) Any license agreement, either as licensor or licensee, or any other contract of any type relating to any patent, trademark or trade name, except for licenses for software where the aggregate purchase price for the license is less than $25,000;

(H) Any contract with any director, officer or key employee of CFC or any of its Subsidiaries or affiliates or any arrangement under which CFC or any of its Subsidiaries or affiliates has advanced or loaned any amount to any of their respective directors, officers, and employees;

(I) Any contract of any kind whatsoever, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property and having an obligation in excess of $50,000 in any one case or $100,000 in the aggregate in a period of 12 consecutive months;

(J) Other than this Agreement and the ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of CFC or any of its Subsidiaries or affiliates;

(K) Any contract of any kind whatsoever that requires the payment of royalties;

(L) Any contract under which the consequences of a breach, violation or default would reasonably be expected to have a Material Adverse Effect on the business of CFC or any of its Subsidiaries or affiliates as presently conducted;

(M) Any contract pursuant to which CFC or any of its Subsidiaries or affiliates has any obligation to share revenues or profits derived from CFC or any of its Subsidiaries or affiliates with any other person or entity;

Appendix A-15

(N) Any contract between (i) CFC or any of its Subsidiaries or affiliates, on the one hand, and any officer, director, employee or consultant of CFC or any of its Subsidiaries or affiliates, or any natural person related by blood or marriage to such natural person, on the other hand, and (ii) CFC or any of its Subsidiaries or affiliates, on the one hand, and any employee of CFC or any of its Subsidiaries or affiliates, on the other hand (collectively, “Affiliate Agreements”); and

(O) Any other legally binding contract not of the type covered by any of the other items of this Section 5.03(k) involving money or property and having an obligation in excess of $50,000 in the aggregate in any period of 12 consecutive months.

(ii) “Material Contracts” shall mean those contracts on CFC’s Disclosure Schedule listed under Section 5.03(k). All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (subject to the enforceability exceptions set forth in Section 5.03(e)) (i) as to CFC or any of its Subsidiaries or affiliates, as the case may be, and (ii) to the knowledge of CFC, as to the other parties to such Material Contracts. CFC and/or its Subsidiaries or affiliates, as applicable, and to the knowledge of CFC, each other party to the Material Contracts, has in all material respects performed and is performing all obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither CFC nor any of its Subsidiaries or affiliates, and to the knowledge of CFC, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither CFC nor any of its Subsidiaries or affiliates, and to the knowledge of CFC, no other party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. Neither CFC nor any of its Subsidiaries or affiliates, has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the knowledge of CFC, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

(l) No Brokers.  No action has been taken by CFC that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for a fee to be paid to Keefe, Bruyette & Woods, Inc.

(m) Employee Benefit Plans.

(i) Section 5.03(m)(i) of CFC’s Disclosure Schedule contains a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to by CFC or any of its Subsidiaries and in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of CFC or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”). Neither CFC nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except as otherwise contemplated by Section 4.01(e) of this Agreement.

(ii) Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the Internal

Appendix A-16

Revenue Service (“IRS”), and CFC is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of CFC, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither CFC nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject CFC or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by CFC or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with CFC under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). None of CFC, any of its Subsidiaries or any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan and, to CFC’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. To the knowledge of CFC, there is no pending investigation or enforcement action by the PBGC, the Department of Labor or IRS or any other governmental agency with respect to any Compensation and Benefit Plan. Under each Pension Plan and ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Pension Plan or ERISA Affiliate Plan), did not exceed the then current value of the assets of such Pension Plan or ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Pension Plan or ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan have been timely made in cash or have been reflected on the CFC Financial Statements as of September 30, 2006. Neither any Pension Plan nor any ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Pension Plan or ERISA Affiliate Plan have been made on or before their due dates. None of CFC, any of its Subsidiaries or any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v) Neither CFC nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. There has been no communication to Employees by CFC or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

Appendix A-17

(vi) CFC and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii) With respect to each Compensation and Benefit Plan, if applicable, CFC has provided or made available to BB&T true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recently filed Form 5500s; (D) most recent actuarial report and financial statement; (E) the most recent summary plan description; (F) forms filed with the PBGC within the past year (other than for premium payments); (G) most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (J) all top hat notices filed with the Department of Labor.

(viii) Except as disclosed on Section 5.03(m)(viii) of CFC’s Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix) Neither CFC nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x) Except as disclosed on Section 5.03(m)(x) of CFC’s Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of BB&T, CFC or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code) of CFC on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(xi) Section 5.03(m)(xi) of CFC’s Disclosure Schedule identifies each Compensation and Benefit Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Code Section 409A and associated Treasury Department guidance, including IRS Notice 2005-1 and Proposed Treasury Regulations Sections 1.409A-1 et seq. (collectively “409A”) (each such plan a “NQDC Plan”). Except as provided in Section 5.03(m)(xi) of CFC’s Disclosure Schedule, each NQDC Plan (i) has been operated, notwithstanding any terms to the contrary, in full compliance with 409A as of January 1, 2005, (ii) has been operated and amended in full compliance with 409A as of January 1, 2005, or (iii) does not provide for the payment of any benefits that have been or will be deferred or vested after December 31, 2004, and since October 3, 2004, has not been “materially modified” within the meaning of 409A.

(xii) CFC has complied, and will comply, with the pass-through voting requirements of Code Section 409(e).

(n) Labor Matters.  Neither CFC nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is CFC or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel CFC or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to CFC’s knowledge, threatened, nor is CFC aware of any activity

Appendix A-18

involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(o) Takeover Laws.  CFC has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”; “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”) applicable to it, including, without limitation, the State of Delaware. CFC has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of CFC’s Certificate or Bylaws or its Subsidiaries’ Articles of Incorporation or Bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”).

(p) Environmental Matters.  To CFC’s knowledge, neither the conduct nor operation of CFC or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to CFC’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither CFC nor any of its Subsidiaries has used or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. To CFC’s knowledge, neither CFC nor any of its Subsidiaries has received any notice from any Person that CFC or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither CFC nor any of its Subsidiaries is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. CFC and each of its Subsidiaries has timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws.

(q) Tax Matters.  (i) CFC and its Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, (ii) no penalties or other charges are or will become due with respect to any such Tax Returns as the result of the late filing thereof, (iii) all of such Tax Returns are true, correct and complete in all material respects, (iv) CFC and its Subsidiaries have paid all Taxes due or claimed to be due by any taxing authority whether or not shown on any Tax Return and whether or not a Tax Return was required, (v) CFC and its Subsidiaries have established reserves in the CFC Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period, and for which CFC and its Subsidiaries may be liable in its own right or as a transferee of the assets of, or successor to, any corporation, limited liability company, person, association, partnership, joint venture or other entity and neither CFC nor its Subsidiaries shall have any liability for Taxes in excess of such reserves, (vi) CFC and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party, (vii) CFC and its Subsidiaries have no liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the CFC Financial Statements and (viii) CFC and its Subsidiaries have furnished or otherwise made available to BB&T true and correct copies of all Tax Returns and all written communications relating to any such Tax Returns or to any deficiency or claim proposed and/or asserted, irrespective of the outcome of such matter, but only to the extent such

Appendix A-19

items relate to tax years (a) which are subject to an audit, investigation, examination or other proceeding, or (b) with respect to which the statute of limitations has not expired. Except as Previously Disclosed, (i) the Tax Returns referred to in clause 5.03(q)(i), above, have been examined by the IRS or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (ii) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (iii) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, (iv) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of CFC or its Subsidiaries, (v) no power of attorney granted by CFC or its Subsidiaries with respect to any tax matters is currently in force, (vi) no claim has ever been made by any taxing authority in any jurisdiction in which CFC and/or its Subsidiaries does not file Tax Returns that CFC and/or its Subsidiaries is or may be subject to taxation by that jurisdiction, (vii) neither CFC nor any of its Subsidiaries are a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, (viii) CFC and its Subsidiaries have disclosed on its Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of Code (or any similar provision under any state, local, or foreign tax law), (ix) neither CFC nor any of its Subsidiaries have engaged in any “reportable transactions” as defined in Section 6707A of the Code, (x) CFC and its Subsidiaries are in compliance with, and its rec ords contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code, and (xi) neither CFC nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code. As of the date hereof, neither CFC nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

(r) Risk Management Instruments.  All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for CFC’s own account, or for the account of one or more of CFC’s Subsidiaries or their customers (all of which are listed on CFC’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of CFC or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither CFC nor its Subsidiaries, nor to CFC’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s) Books and Records.  The books and records of CFC and its Subsidiaries have been accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(t) Insurance.  CFC’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by CFC or its Subsidiaries. CFC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CFC reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect;

Appendix A-20

CFC and its Subsidiaries are not in default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u) CFC Off Balance Sheet Transactions.  Section 5.03(u) of CFC’s Disclosure Schedule sets forth a true and complete list of all affiliated CFC entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which CFC or any of its Subsidiaries or any officer or director of CFC or any of its Subsidiaries has an economic or management interest. Section 5.03(u) of CFC’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such CFC affiliated entity, CFC, any of its Subsidiaries, and any officer or director of CFC or any of its Subsidiaries that are not reflected in the consolidated financial statements of CFC (each, a “CFC Off Balance Sheet Transaction”), along with the following information with respect to each such CFC Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to CFC or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require CFC or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on CFC or any of its Subsidiaries.

(v) Material Adverse Change.  Except as Previously Disclosed, CFC has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since September 30, 2004 that has had a Material Adverse Effect on CFC.

(w) Absence of Undisclosed Liabilities.  Except as Previously Disclosed, neither CFC nor any of its Subsidiaries has any liability (contingent or otherwise) that is material to CFC on a consolidated basis, or that, when combined with all liabilities as to similar matters would be material to CFC on a consolidated basis, except as disclosed in the CFC Financial Statements.

(x) Properties.  CFC and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the CFC Financial Statements as being owned by CFC as of September 30, 2006 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which CFC or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that CFC or any such Subsidiary has agreed to terminate prior to the date hereof) are valid without default thereunder by the lessee or, to CFC’s knowledge, the lessor.

(y) Loans.  Each loan reflected as an asset in the CFC Financial Statements and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of November 30, 2006, Bank is not a party to a loan, including any loan guaranty, with any director or officer (as defined in Section 16a-1(f) of the Exchange Act) or 5% shareholder of CFC or any of CFC’s Subsidiaries or any Person controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by Bank that are subject either to Section 22(b) of the Federal Reserve Act, as amended, or to Section 563.43 of the rules and regulations promulgated by the OTS, comply therewith.

(z) Allowance for Loan Losses.  In the opinion of CFC’s management, the allowance for loan losses reflected on the CFC Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP.

Appendix A-21

(aa) Repurchase Agreements.  With respect to all agreements pursuant to which CFC or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, CFC or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(bb) Deposit Insurance.  The deposits of Bank are insured by the FDIC in accordance with the FDIA, and Bank has paid all assessments and filed all reports required by the FDIA.

(cc) Annual/Current Reports.  CFC is in compliance with Section 584.1 of the rules and regulations promulgated by the OTS concerning annual/current reporting requirements, and the signature and attestation requirements provided and to be provided pursuant to such reports are and will be accurate.

(dd) Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information.  CFC is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by CFC pursuant to 12 C.F.R Part 40. CFC is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The CFC Board (or, where appropriate, the board of directors of any of CFC’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ee) No Right to Dissent.  Nothing in the CFC Certificate or the Bylaws of CFC or any of its Subsidiaries provides or would provide to any Person, including without limitation the holders of CFC Common Stock, upon execution of this Agreement and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.

(ff) Sarbanes-Oxley Act.  CFC is in compliance with the provisions of the Sarbanes-Oxley Act, including Section 404 thereof, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate.

(gg) SEC Documents.  CFC’s Annual Reports on Form 10-K for the fiscal years ended September 30, 2004, 2005 and 2006, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to September 30, 2006 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed with the SEC (collectively, “CFC SEC Documents”) as of the date filed, (A) were timely filed and complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(hh) Fairness Opinion.  The CFC Board has received the written opinion letter of its financial advisor, Keefe, Bruyette & Woods, Inc., to the effect that the Merger Consideration to be received by the holders of CFC Common Stock in the Parent Merger is fair to such holders from a financial point of view.

Appendix A-22

5.04 Representations and Warranties of BB&T.  Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, BB&T hereby represents and warrants to CFC as follows:

(a) Organization, Standing and Authority.  BB&T is a corporation organized, validly existing and in good standing under the laws of the State of North Carolina. BB&T is qualified to do business and is in good standing in the State of North Carolina and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. BB&T is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. BB&T Bank is a state banking association organized, validly existing and in good standing under the laws of the State of North Carolina. BB&T Bank is qualified to do business and is in good standing in the State of North Carolina and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) BB&T Stock

(i) The authorized capital stock of BB&T consists of (i) 5,000,000 shares of BB&T Preferred Stock of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 1,000,000,000 shares of BB&T Common Stock of which 541,113,556 shares were outstanding as of November 30, 2006. As of November 30, 2006, except as set forth in its Disclosure Schedule, BB&T does not have any Rights issued or outstanding with respect to BB&T Common Stock and BB&T does not have any commitment to authorize, issue or sell any BB&T Common Stock or Rights, except pursuant to this Agreement. The outstanding shares of BB&T Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii) The shares of BB&T Common Stock to be issued in exchange for shares of CFC Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

(c) Corporate Power.  Each of BB&T and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. BB&T has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(d) Corporate Authority; Authorized and Effective Agreement.  This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of BB&T and the BB&T Board prior to the date hereof and no shareholder approval is required on the part of BB&T. The Agreement to Merge, when executed by BB&T Bank, shall have been approved by the Board of Directors of BB&T Bank and by BB&T, as the sole shareholder of BB&T Bank. This Agreement is a valid and legally binding agreement of BB&T, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors rights or by general equity principles).

(e) Regulatory Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by BB&T or any of its Subsidiaries in connection with the execution, delivery or performance by BB&T of this Agreement or to consummate the Merger except for (A) the filing of applications, notices or the Agreement to Merge, as applicable, with the federal and state banking authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filings of the articles of merger with the North Carolina Secretary of State pursuant to the NCBCA and the certificate of merger with the Delaware Secretary of State pursuant to the DGCL; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in

Appendix A-23

connection with the issuance of BB&T Common Stock in the Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, BB&T is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of BB&T or of any of its Subsidiaries or to which BB&T or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws (or similar governing documents) of BB&T or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) Financial Reports and SEC Documents; Material Adverse Effect.

(i) BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2005 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, “BB&T SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such BB&T SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of BB&T and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such BB&T SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of BB&T and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii) Since December 31, 2005, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to BB&T, except as disclosed in the BB&T SEC Documents.

(g) Brokerage and Finder’s Fees.  BB&T has not employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

COVENANTS

6.01 Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of CFC and BB&T agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the

Appendix A-24

transactions contemplated hereby, including the satisfaction or waiver of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

6.02 Shareholder Approval.  CFC agrees to take, in accordance with applicable law and the CFC Certificate and CFC Bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by CFC’s shareholders for consummation of the Merger (including any adjournment or postponement, the “CFC Meeting”), as promptly as practicable after the Registration Statement is declared effective. The CFC Board shall recommend that its shareholders adopt this Agreement at the CFC Meeting unless the CFC Board, after consultation with independent legal counsel, determines in good faith that it is probable that such recommendation would be a breach of its fiduciary duties under applicable Delaware law.

6.03 Registration Statement.  (a) BB&T agrees to prepare, pursuant to all applicable laws, rules and regulations, a registration statement on Form S-4 (the “Registration Statement”) to be filed by BB&T with the SEC in connection with the issuance of BB&T Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of CFC constituting a part thereof (the “Proxy Statement”) and all related documents). CFC agrees to cooperate, and to cause its Subsidiaries to cooperate, with BB&T, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that CFC and its Subsidiaries have cooperated as required above, BB&T agrees to use all reasonable efforts to file the Proxy Statement and the Registration Statement (together, the “Proxy/Prospectus”) with the SEC as promptly as reasonably practicable. Each of CFC and BB&T agrees to use all reasonable efforts to cause the Proxy/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. BB&T also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. CFC agrees to furnish to BB&T all information concerning CFC, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Each of CFC and BB&T agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the CFC shareholders and at the time of the CFC Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of CFC and BB&T further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c) BB&T agrees to advise CFC, promptly after BB&T receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of BB&T Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04 Press Releases.  Each of CFC and BB&T agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions

Appendix A-25

contemplated hereby, except as otherwise required by applicable law or regulation or NYSE or NASDAQ rules.

6.05 Access; Information.  Except as Previously Disclosed, (a) CFC agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford BB&T and BB&T’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and, to the extent practicable, work papers of independent auditors), properties, personnel and to such other information as BB&T may reasonably request and, during such period, it shall furnish promptly to BB&T (i) a copy of each material report, schedule and other document filed by CFC pursuant to federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of CFC as BB&T may reasonably request.

(b) Each of BB&T and CFC agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, CFC shall promptly furnish BB&T with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

6.06 Acquisition Proposals.  CFC agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any Person relating to, any Acquisition Proposal, except to the extent that the CFC Board, after consultation with independent legal counsel, determines in good faith that it is probable that the failure to take such action would be a breach of its fiduciary duties under applicable Delaware law. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than BB&T with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. CFC shall promptly advise BB&T following the receipt by CFC of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and advise BB&T of any material developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

6.07 Affiliate Agreements.  Not later than the 15th day prior to the mailing of the Proxy Statement, CFC shall deliver to BB&T a schedule of each Person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the CFC Meeting, deemed to be an “affiliate” of CFC (each, a “CFC Affiliate”) as that term is used in Rule 145 under the Securities Act. CFC shall cause each Person who may be deemed to be a CFC Affiliate to execute and deliver to CFC on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit A.  CFC shall deliver such executed affiliate agreements to BB&T at the Closing.

6.08 Takeover Laws.  No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable

Appendix A-26

Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.09 Reports.  Each of CFC and BB&T shall file (and shall cause CFC’s Subsidiaries and BB&T’s Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the SEC and any other Regulatory Authorities having jurisdiction over such party, and CFC shall deliver to BB&T copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Federal securities laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

6.10 Exchange Listing.  BB&T will use all reasonable best efforts to cause the shares of BB&T Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

6.11 Regulatory Applications.  (a) BB&T and CFC and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

6.12 Indemnification and Advancement of Expenses.  (a) Following the Effective Date, BB&T shall indemnify, defend and hold harmless (and advance expenses to) the present directors, officers and employees of CFC and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent that CFC is permitted to indemnify (and advance expenses to) its directors, officers and employees under the laws of the State of Delaware, the CFC Certificate and the CFC Bylaws as in effect on the date hereof.

(b) For a period of three years from the Effective Time, BB&T shall use its reasonable best efforts to provide that portion of directors and officers liability insurance that serves to reimburse the present and former officers and directors of CFC or any of its Subsidiaries with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time, on terms no less favorable than those in effect on the date hereof; provided, however, that BB&T may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date hereof; and provided, further, that officers and directors of CFC or any Subsidiary may be required to make application and provide customary representations and warranties to BB&T’s insurance carrier for the purpose

Appendix A-27

of obtaining such insurance; and provided, further, in no event shall the annual premium on such policy exceed 125% of the annual premium payments on CFC’s policy in effect as of the date hereof (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify BB&T thereof; provided that the failure so to notify shall not affect the obligations of BB&T under Section 6.12(a) unless and to the extent that BB&T is actually prejudiced as a result of such failure.

(d) If BB&T or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of BB&T shall assume the obligations set forth in this Section 6.12.

6.13 Employment Agreements; 401(k) Plan; Other Employee Benefits.  (a) As of the date hereof, BB&T (or its specified Subsidiary) shall enter into a seven-year employment/consulting agreement with Michael C. Gerald (the “Employment/Consulting Agreement”), which shall become effective on the Effective Date if the Closing occurs as provided in Section 2.04 of this Agreement.

(b) No later than the Effective Time, CFC shall take such steps as may be necessary to fully vest all participants in the 401(k) plan of CFC. Effective on the Benefit Plan Determination Date with respect to the 401(k) plan of CFC, BB&T shall cause such plan to be merged with the BB&T Corporation 401(k) Savings Plan (the “BB&T 401(k) Plan”), or to be frozen or to be terminated, in each case as determined by BB&T and subject to and conditional upon the receipt of all applicable regulatory or governmental approvals. Each employee of CFC at the Effective Time (i) who is a participant in the 401(k) plan of CFC, (ii) who becomes an employee of BB&T or of any of its Subsidiaries (the “Employer Entity”) immediately following the Effective Time, and (iii) who continues in the employment of an Employer Entity until the Benefit Plan Determination Date for the BB&T 401(k) Plan, shall be eligible to participate in the BB&T 401(k) Plan as of the Benefit Plan Determination Date. Any other employee of CFC who is employed by an Employer Entity on or after the Benefit Plan Determination Date shall be eligible to be a participant in the BB&T 401(k) Plan upon complying with eligibility requirements. All rights to participate in the BB&T 401(k) Plan are subject to BB&T’s right to amend or terminate the plan. Until the Benefit Plan Determination Date, BB&T shall continue in effect, for the benefit of participating employees, the 401(k) plan of CFC. For purposes of administering the BB&T 401(k) Plan, service with CFC and its Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual. Any compensation earned and deferred by employees of CFC in the calendar year of the Benefit Plan Determination Date will be recognized by BB&T in the administration of the BB&T 401(k) Plan. Additionally, employees of CFC will be eligible to receive from BB&T in the administration of the BB&T 401(k) Plan any matching contribution received by such employees as a participant in the 401(k) Plan of CFC. Each employee of CFC or its Subsidiaries at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity is referred to here as a “Transferred Employee.”

(c) Each Transferred Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Transferred Employee’s being employed by an Employer Entity as of such Benefit Plan Determination Date and subject to complying with eligibility requirements of the respective plans and programs. With respect to any welfare benefit plan or program of CFC that the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by an Employer Entity, the Employer Entity shall continue such CFC plan or program in effect for the benefit of the Transferred Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility

Appendix A-28

requirements and subject to the right of the Employer Entity to terminate such plan or program). For purposes of administering the welfare plans and programs subject to this Section 6.13, service with CFC shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in Section 6.13(d)).

(d) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed hereunder by BB&T, neither BB&T nor any Employer Entity shall have any obligation arising from the Merger to continue any Transferred Employees in its employ or in any specific job or to provide to any Transferred Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has a then existing contract explicitly providing for severance in lieu of severance plan benefits, shall be entitled to severance pay in accordance with the Coastal Federal Bank Change in Control Severance Compensation Plan (the “Bank Severance Plan”) if and to the extent that such Transferred Employee is entitled to severance pay under the Bank Severance Plan. Each Transferred Employee’s service with BB&T shall be treated as service with CFC for purposes of determining the amount of severance pay, if any, under the Bank Severance Plan.

(e) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that CFC and its Subsidiaries have with their current and former employees and directors and which have been Previously Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Effective Date. BB&T acknowledges and agrees that (i) each CFC employee covered by a Previously Disclosed CFC or CFC Affiliate employment agreement shall be entitled to a severance payment and continuation of employee benefits under the applicable change in control severance provisions of such agreement without regard to whether such officer continues employment with BB&T after the Effective Date as a Transferred Employee, provided each such CFC employee executes an acknowledgment of payment and release of obligations under his or her existing employment agreement (in a form acceptable to BB&T), and (ii) such payment shall be made by BB&T not later than the first to occur of (x) the officer’s voluntary or involuntary termination of employment or (y) the date that is 120 days after the Effective Date without regard to whether such employee is still employed by BB&T as of such date; provided, however, that the foregoing shall not apply to an employee covered by a Previously Disclosed CFC or CFC Affiliate employment agreement who enters into a new employment agreement with BB&T. Except for the agreements described in the preceding sentence and except as otherwise provided in this Section 6.13, the employee benefit plans of CFC shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion. Notwithstanding the immediately preceding sentence, BB&T will continue in effect any short-term bonus plans of CFC (the “CFC Bonus Arrangements”) until, as determined by BB&T, (i) the date of completion of conversion of the data services systems of CFC and its Subsidiaries to the data service systems of BB&T and its Subsidiaries, (ii) the date that former CFC executives are made parties to the BB&T Amended and Restated Short Term Incentive Plan, or (iii) the date the former CFC employees are made parties to the applicable line of business incentive plan (each of the BB&T Amended and Restated Short Term Incentive Plan and the applicable line of business incentive plan shall referred to herein as a “BB&T Bonus Plan”). If any former employee of CFC would earn amounts under both the CFC Bonus Arrangements and the applicable BB&T Bonus Plan for any calendar year, BB&T shall make appropriate adjustments in the amounts earned under such programs to avoid duplication and to pro-rate the amount earned by such employee under the CFC Bonus Arrangements and the applicable BB&T Bonus Plan for the portion of the year in which such employee participated in each such plan.

(f) CFC will enter into retention bonus arrangements (in such amounts and upon such terms and conditions as BB&T shall specify) with such key employees of CFC and its Subsidiaries as are requested or approved by BB&T.

(g) Nothing in this Agreement, whether express or implied, shall either (i) constitute an amendment to an existing Compensation and Benefit Plan of CFC or BB&T, or (ii) constitute the creation of a new Compensation and Benefit Plan for either CFC or BB&T.

Appendix A-29

6.14 Notification of Certain Matters.  Each of CFC and BB&T shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.15 Dividend Coordination.  It is agreed by the parties hereto that they will cooperate to assure that as a result of the Merger, during any applicable period, there shall not be a payment of both a BB&T and a CFC dividend. The parties further agree that if the Effective Date is at the end of a fiscal quarter, then they will cooperate to assure that the CFC shareholders receive the dividend declared by BB&T, if any, rather than the dividend for that period, if any, declared by CFC.

6.16 Advisory Board.  Each of the current members of the CFC Board will be asked to serve on a BB&T local advisory board for the region formerly served by CFC, and BB&T will pay compensation to such directors for their service on such BB&T local advisory board consistent with the existing fee structure offered by CFC to such directors for a period of two years after the Effective Date. After the expiration of such two-year period, BB&T will pay compensation to such directors for their service on such BB&T local advisory board consistent with BB&T’s fee policies and age limits for advisory board members. Any board member who agrees to serve on such BB&T local advisory board shall enter into a two-year noncompete agreement, which shall commence on the Effective Date.

6.17 Tax Treatment.  Each of BB&T and CFC agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the ability of CFC and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the Code, and each of BB&T and CFC agrees to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the ability for the Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code.

6.18 No Breaches of Representations and Warranties.  Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of BB&T and CFC will not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect in any material respect.

6.19 Consents.  Each of BB&T and CFC shall use its best efforts to obtain any required consents to the transactions contemplated by this Agreement.

6.20 Insurance Coverage.  CFC shall cause each of the policies of insurance listed in its Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

6.21 Correction of Information.  Each of BB&T and CFC shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times, provided that any such correction that may result in a change to a party’s Disclosure Schedule shall not be made without the prior written consent of the other party.

6.22 Confidentiality.  Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of CFC and BB&T, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.22 shall not apply to information included in the Registration Statement or to be included in the official Proxy/Prospectus to be sent to the shareholders of CFC under Section 6.03. CFC and BB&T agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. CFC and BB&T agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of CFC or BB&T to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to

Appendix A-30

the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. It is agreed and understood that the obligations of CFC and BB&T contained in this Section 6.22 shall survive the Closing. It is also agreed and understood that to the extent the terms of this Section 6.22 differ from or are inconsistent with the terms of Section 6.05(b), this Section 6.22 and Section 6.05(b) shall be read together so as to afford the broadest scope of intended confidentiality.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.01 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each of BB&T and CFC to consummate the Merger is subject to the fulfillment or written waiver by BB&T and CFC prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval.  This Agreement shall have been duly adopted by the requisite vote of CFC’s shareholders.

(b) Regulatory Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the BB&T Board reasonably determines would either before or after the Effective Time have a Material Adverse Effect on BB&T after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the BB&T Board reasonably determines would be unduly burdensome to meet either before or after the Effective Date.

(c) No Injunction.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Exchange Listing.  The shares of BB&T Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Tax Opinion.  CFC and BB&T shall have received an opinion of Womble, Carlyle, Sandridge & Rice PLLC, counsel to BB&T, in form and substance satisfactory to CFC and BB&T, on the basis of facts, representations and assumptions set forth in such opinion substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of CFC will not recognize any gain or loss, except to the extent cash is received in lieu of fractional shares of BB&T Common Stock.

7.02 Conditions to Obligation of CFC.  The obligation of CFC to consummate the Merger is also subject to the fulfillment or written waiver by CFC prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.  The representations and warranties of BB&T set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and CFC shall have received a certificate, dated the Effective Date, signed on behalf of BB&T by a Senior Executive Vice President or an Executive Vice President of BB&T to such effect.

Appendix A-31

(b) Performance of Obligations by BB&T.  BB&T shall have performed in all material respects all obligations required to be performed by BB&T under this Agreement at or prior to the Effective Time, and CFC shall have received a certificate, dated the Effective Date, signed on behalf of BB&T by a Senior Executive Vice President or an Executive Vice President of BB&T to such effect.

7.03 Conditions to Obligation of BB&T.  The obligation of BB&T to consummate the Merger is also subject to the fulfillment or written waiver by BB&T prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.  The representations and warranties of CFC set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and BB&T shall have received a certificate, dated the Effective Date, signed on behalf of CFC by the Chief Executive Officer and the Chief Financial Officer of CFC to such effect.

(b) Performance of Obligations by CFC.  CFC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and BB&T shall have received a certificate, dated the Effective Date, signed on behalf of CFC by the Chief Executive Officer and the Chief Financial Officer of CFC to such effect.

(c) Opinion of CFC’s Counsel.  BB&T shall have received an opinion of Muldoon Murphy & Aguggia LLP, counsel to CFC, dated the Effective Date, to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, (i) CFC is a corporation organized and in good standing under the laws of the State of Delaware, (ii) this Agreement has been executed by CFC and constitutes a binding obligation on CFC, enforceable in accordance with its terms against CFC, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law), and (iii) that, assuming approval by CFC’s shareholders, upon the filing of the articles of merger with the North Carolina Secretary of State and the filing of the certificate of merger with the Delaware Secretary of State, the Merger shall become effective.

(d) Affiliate Agreements.  BB&T shall have received the agreements referred to in Section 6.07 from each affiliate of CFC.

ARTICLE VIII

TERMINATION

8.01 Termination.  This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent.  At any time prior to the Effective Time, by the mutual consent of BB&T and CFC.

(b) Breach.  At any time prior to the Effective Time, by BB&T or CFC in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Article VII, and (B) the terminating party is not itself in material breach of any provision of this Agreement.

(c) Delay.  At any time prior to the Effective Time, by BB&T or CFC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not

Appendix A-32

consummated by October 1, 2007, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d) No Approval.  By CFC or BB&T in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefore shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority; (ii) the CFC shareholders fail to adopt this Agreement at the CFC Meeting and approve the Merger; or (iii) any of the closing conditions have not been met as required by Article VII hereof.

(e) Adverse Action.  By BB&T, if (i) the CFC Board submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; or (ii) the CFC Board otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02; or (iii) the CFC Board recommends to its shareholders an Acquisition Proposal other than the Merger.

8.02 Effect of Termination and Abandonment; Enforcement of Agreement.  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 8.03 and 9.01; and (ii) that termination will not relieve a breaching party from liability or damages for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.

8.03 Termination Fee.  CFC shall pay to BB&T a termination fee in the amount of Fifteen Million Dollars ($15,000,000) if:

(i) this Agreement is terminated by BB&T pursuant to Section 8.01(b) or 8.01(e) or by BB&T or CFC pursuant to Section 8.01(d)(ii), and (a) prior to such termination, an Acquisition Proposal with respect to CFC was commenced, publicly proposed or publicly disclosed and (b) within 18 months after such termination, CFC shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated; or

(ii) after receiving an Acquisition Proposal, the CFC Board does not take action to convene the CFC Meeting and/or recommend that CFC shareholders adopt this Agreement, and within 18 months after such receipt, CFC shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated.

Upon payment of the fee described in this Section 8.03, CFC shall have no further liability to BB&T at law or in equity with respect to such termination under Section 8.01(b), 8.01(d)(ii) or 8.01(e), or with respect to the CFC Board’s failure to take action to convene the CFC Meeting and/or recommend that CFC shareholders adopt this Agreement. CFC acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BB&T would not enter into this Agreement. Accordingly, if CFC fails to pay timely any amount due pursuant to this Section 8.03 and, in order to obtain such payment, BB&T commences a suit that results in a judgment against CFC for the amount payable to BB&T pursuant to this Section 8.03, CFC shall pay to BB&T its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the applicable Federal Funds rate.

Appendix A-33

ARTICLE IX

MISCELLANEOUS

9.01 Survival.  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.05(b), 6.12, 6.13, 6.15, 6.16, 6.17 and 6.22, and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.04, 6.05(b), 6.22, 8.02, and this Article IX which shall survive such termination).

9.02 Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of CFC.

9.03 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.04 Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable).

9.05 Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that BB&T and CFC will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC and any other fees paid for filings with Governmental Authorities.

9.06 Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to CFC, to:

Coastal Financial Corporation
2619 Oak Street
Myrtle Beach, SC 29577
Attn: Michael C. Gerald
Facsimile: (843) 205-2405

With a copy to:

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016
Attn: Paul M. Aguggia, Esq.
Facsimile: (202) 966-9409

Appendix A-34

If to BB&T, to:

BB&T Corporation
150 S. Stratford Road
Winston-Salem, NC 27104
Attn: Christopher L. Henson
Facsimile: (336) 733-0340

with a copy to:

BB&T Legal Department
200 West Second Street, 3rd Floor
Winston-Salem, NC 27101
Attn: M. Patricia Oliver, Esq.
Facsimile: (336) 733-2189

9.07 Entire Understanding; No Third Party Beneficiaries.  This Agreement and any separate agreement entered into by the parties of even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Furthermore, nothing in this Agreement, whether express or implied, shall either (i) constitute an amendment to an existing Compensation and Benefit Plan of CFC or BB&T, or (ii) constitute the creation of a new Compensation and Benefit Plan for either CFC or BB&T.

9.08 Interpretation; Effect.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

9.09 Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

9.10 Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to affect the original intent of the parties.

9.11  Assignment.  BB&T and CFC may not assign any of their rights or obligations under this Agreement to any other Person, except upon the prior written consent of the other party.

Appendix A-35

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

COASTAL FINANCIAL CORPORATION

By:	/s/ Michael C. Gerald
Michael C. Gerald
President and Chief Executive Officer

BB&T CORPORATION

By:	/s/ John A. Allison, IV
John A. Allison, IV
Chairman and Chief Executive Officer

Appendix A-36

Appendix B

December 20, 2006

The Board of Directors
Coastal Financial Corporation
2619 Oak Street
Myrtle Beach, South Carolina 29577

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Coastal Financial Corporation (“Coastal”) of the terms and conditions of the proposed merger (the “Merger”) of Coastal into BB&T Corporation (“BB&T”), pursuant to the Agreement and Plan of Merger, dated as of December 20, 2006, between Coastal and BB&T (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of Coastal, par value $0.01 per share (the “Common Shares”), will be converted into the right to receive 0.385 shares of BB&T common stock, par value $5.00 per share (the “Merger Consideration”).

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company (including thrift and thrift holding company) securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Coastal and BB&T, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Coastal and BB&T for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Coastal in rendering this fairness opinion and will receive a fee from Coastal for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Coastal and BB&T and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended September 30, 2006, 2005 and 2004 of Coastal; (iii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of BB&T; (iv) Quarterly Reports on Form 10-Q of Coastal for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 and certain other communications from Coastal to its shareholders; (v) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of BB&T for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from BB&T to its shareholders; and (vi) other financial information concerning the businesses and operations of Coastal and BB&T furnished to us by Coastal and BB&T for purposes of our analysis. We have also held discussions with senior management of Coastal and BB&T regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Coastal and BB&T with similar information for certain other banking companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the senior management of Coastal and BB&T as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in

Appendix B-1

the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent and BB&T’s consent, that the aggregate allowances for loan and lease losses for Coastal and BB&T are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Coastal or BB&T, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Coastal and BB&T; (ii) the assets and liabilities of Coastal and BB&T; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Coastal or any other business combination in which Coastal might engage.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

/s/  Keefe, Bruyette & Woods, Inc.

Appendix B-2

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

BB&T’s bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of BB&T or its affiliates and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

BB&T’s articles of incorporation provide for the elimination of the personal liability of each director of BB&T to the fullest extent permitted by law.

BB&T maintains directors’ and officers’ liability insurance that, in general, insures: (i) BB&T’s directors and officers against loss by reason of any of their wrongful acts and (ii) BB&T against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Item 21.	Exhibits and Financial Statement Schedules

(a) The following documents are filed as exhibits to this registration statement on Form S-4:

Exhibit No.		Description

2		Agreement and Plan of Merger dated as of December 20, 2006 by and between BB&T Corporation and Coastal Financial Corporation (included as Appendix A to the proxy statement/ prospectus).
4	(a)	Amended and Restated Articles of Incorporation of BB&T, which is incorporated by reference to Exhibit 3(i) of BB&T’s Annual Report on Form 10-K, filed March 7, 2005 (Article IV of Exhibit 3(i) relates to Junior Participating Preferred Stock).
4	(b)	Bylaws of BB&T, as Amended and Restated Effective December 12, 2006, with Amendments through December 12, 2006, which is incorporated by reference to Exhibit 3(ii) of the Current Report on Form 8-K, filed December 18, 2006.

Exhibit No.		Description

4	(c)	Subordinated Indenture (including Form of Subordinated Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(d) of Form S-3 Registration Statement No. 333-02899.
4	(d)	Senior Indenture (including Form of Senior Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(c) of Form S-3 Registration Statement No. 333-02899.
4	(e)	First Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of December 23, 2003, which is incorporated herein by reference to Exhibit 4 of the Current Report on Form 8-K, filed December 23, 2003.
4	(f)	Second Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of September 24, 2004, which is incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed September 27, 2004.
5		Form of Opinion of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation.
8		Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC.
23	(a)	Consent of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation (included in Exhibit 5).
23	(b)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8).
23	(c)	Consent of KPMG LLP.
23	(d)	Consent of PricewaterhouseCoopers LLP.
23	(e)	Consent of Keefe, Bruyette & Woods, Inc.*
24		Power of Attorney.*
99		Form of Coastal Financial Corporation Proxy Card.

* Previously filed.

(b) Financial statement schedules:  Not applicable.

(c) Reports, opinion or appraisals:  The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix B to the proxy statement/ prospectus.

Item 22.	Undertakings

A. The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on March 9, 2007.

BB&T CORPORATION

By:	/s/ M. Patricia Oliver
Name: M. Patricia Oliver

Title:	Executive Vice President, General
Counsel, Secretary and Chief Corporate
Governance Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on March 9, 2007.

/s/  John A. Allison IV*
Name: John A. Allison IV

Title:	Chairman of the Board and
Chief Executive Officer
(principal executive officer)

/s/  Edward D. Vest*
Name: Edward D. Vest

Title:	Executive Vice President and Corporate
Controller (principal accounting officer)

/s/  Nelle Ratrie Chilton*
Name: Nelle Ratrie Chilton

Title:	Director

/s/  Ronald E. Deal*
Name: Ronald E. Deal

Title:	Director

/s/  Barry J. Fitzpatrick*
Name: Barry J. Fitzpatrick

Title:	Director

/s/  Jane P. Helm*
Name: Jane P. Helm

Title:	Director

/s/  James H. Maynard*
Name: James H. Maynard

Title:	Director

/s/  J. Holmes Morrison*
Name: J. Holmes Morrison

Title:	Director

/s/  E. Rhone Sasser*
Name: E. Rhone Sasser

Title:	Director
/s/  Christopher L. Henson*
Name: Christopher L. Henson

Title:	Senior Executive Vice President and
Chief Financial Officer
(principal financial officer)

/s/  Jennifer S. Banner*
Name: Jennifer S. Banner

Title:	Director

/s/  Anna R. Cablik*
Name: Anna R. Cablik

Title:	Director

/s/  Tom D. Efird*
Name: Tom D. Efird

Title:	Director

/s/  L. Vincent Hackley*
Name: L. Vincent Hackley

Title:	Director

Name: John P. Howe III, M.D.

Title:	Director

/s/  Albert O. McCauley*
Name: Albert O. McCauley

Title:	Director

/s/  Nido R. Qubein*
Name: Nido R. Qubein

Title:	Director

*By:	/s/ M. Patricia Oliver
M. Patricia Oliver
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

2		Agreement and Plan of Merger dated as of December 20, 2006 by and between BB&T Corporation and Coastal Financial Corporation (included as Appendix A to the proxy statement/ prospectus).
4	(a)	Amended and Restated Articles of Incorporation of BB&T, which is incorporated by reference to Exhibit 3(i) of BB&T’s Annual Report on Form 10-K, filed March 7, 2005 (Article IV of Exhibit 3(i) relates to Junior Participating Preferred Stock).
4	(b)	Bylaws of BB&T, as Amended and Restated Effective December 12, 2006, with Amendments through December 12, 2006, which is incorporated by reference to Exhibit 3(ii) of the Current Report on Form 8-K, filed December 18, 2006.
4	(c)	Subordinated Indenture (including Form of Subordinated Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(d) of Form S-3 Registration Statement No. 333-02899.
4	(d)	Senior Indenture (including Form of Senior Debt Security) between the Registrant and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, dated as of May 24, 1996, which is incorporated herein by reference to Exhibit 4(c) of Form S-3 Registration Statement No. 333-02899.
4	(e)	First Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of December 23, 2003, which is incorporated herein by reference to Exhibit 4 of the Current Report on Form 8-K, filed December 23, 2003.
4	(f)	Second Supplemental Indenture between the Registrant and U.S. Bank National Association, Trustee, dated as of September 24, 2004, which is incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed September 27, 2004.
5		Form of Opinion of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation.
8		Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC.
23	(a)	Consent of M. Patricia Oliver, Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer of BB&T Corporation (included in Exhibit 5).
23	(b)	Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 8).
23	(c)	Consent of KPMG LLP.
23	(d)	Consent of PricewaterhouseCoopers LLP.
23	(e)	Consent of Keefe, Bruyette & Woods, Inc.*
24		Power of Attorney.*
99		Form of Coastal Financial Corporation Proxy Card.

* Previously filed.

(b) Financial statement schedules:  Not applicable.

(c) Reports, opinion or appraisals:  The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix B to the proxy statement/ prospectus.